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STATEMENT OF EXECUTIVE COMPENSATION

Exhibit 99.1

For the Annual Meeting of Shareholders
to be held on May 15, 2019 at 11:00 a.m. ET

200 Bay Street, South Tower, Suite 3205
Toronto, Ontario, Canada M5J 2J3

CHAIRMAN'S LETTER

Dear Fellow Shareholders,

2018 was a landmark year for The Stars Group. We took decisive action to position ourselves to have even greater scale and potential for stronger future growth and larger market share gains than ever before. We not only completed the transformative acquisitions of Sky Betting & Gaming in the U.K. and BetEasy in Australia, but also extended our licensed footprint to 21 jurisdictions around the world and began laying the foundations to grow our presence in the burgeoning U.S. market.

Over the past year, we have built a business with leading positions in all three major product verticals, betting, casino and poker, and in all of the largest and most attractive end markets. We are a customer-first, diversified consumer technology business, with a scalable global platform that supports more new games, more payment methods and more countries than our public competitors.

Our solid financial and operational performance and strategic acquisitions in 2018 together with our growth strategy and targets for 2019 and beyond demonstrates the company's potential to deliver sustainable returns and create shareholder value. Combined with an enduring commitment to achieving the highest standards of corporate governance and best practices, my colleagues and I will continue to do our part to support the company's success.

We are excited for the opportunities ahead of us as we continue our journey to becoming the world's favorite iGaming destination.

Engaged, motivated and diverse

Now 4,300 staff strong across dozens of countries with diverse backgrounds, experiences, skills, ages and genders, our people are highly motivated, engaged and energized. Our people are crucial to our business as they are tasked with executing our strategy and delivering on the framework we've developed for growth. We believe we have put together an organizational structure that both captures the scale benefits inherent in our business while maintaining the entrepreneurial spirit of the fast, nimble start-up businesses that comprise the group.

In light of this, the Board also continues its focus on positioning and building an industry-leading executive management team, particularly through utilizing our existing and acquired world-class talent. The Stars Group has one of the industry's top management teams and some of the most successful leaders in the most attractive key markets. This team is experienced, cohesive and talented, and the Board has never been more confident in their ability to execute.

Board composition is also at the heart of good governance and I believe our Board is continuing to evolve to include the best mix of relevant skills, experience and backgrounds to support our business and future growth. This year, we've nominated Mr. Eugene Roman to stand for election and join us as we continue our journey. Eugene brings with him vast experience in technology and cybersecurity, and we are excited for his contributions. As we continue to plan and prepare for the future, we are hopeful to expand the Board even further later this year with the appointment of another director who will bring additional gaming or interactive experience.

Global scale, local expertise

With the acquisitions of Sky Betting & Gaming and BetEasy, The Stars Group is now a diversified global market leader with an unrivaled product and geographic reach serving as a strong foundation to capitalize on its competitive advantages. Rising smartphone penetration, the adoption of online payments, the increasing coverage of live sports, and, most importantly, the wave of online gambling regulation across new and existing jurisdictions around the world, are part of the strong structural tailwinds that we expect to support growth in iGaming into the future. With our proprietary technology, payment infrastructure, media integrations, strong brands, loyal customers, operating expertise in local and global markets and expansive footprint, we operate at the intersection of these powerful trends.

As one of the world's most licensed iGaming companies, we have a deep understanding of gambling regulations and work constructively with local regulators around the world to champion and promote sustainable online gambling markets that benefit consumers, governments, local communities and the industry. Our portion of regulated or taxed revenues is currently at approximately 74%, compared to approximately 40% in 2015, and is one of the highest among our peer group. We also currently hold gaming licenses or approvals in 21 jurisdictions around the world, adding an average of two licenses per year since 2015. Put simply, increased regulation positions us well to deliver sustained long-term growth, while diversifying our revenue base and de-risking our business. Operating at scale in a wide range of jurisdictions increases our growth prospects, and helps us effectively manage short-term headwinds, including those related to regulatory developments.

In addition, our standing independent compliance committee works tirelessly to oversee all aspects of compliance to ensure we conduct business in an ethical manner, maintain our good reputation, and position ourselves to capitalize on new markets as they regulate. With our advanced global compliance systems and local operations expertise across multiple jurisdictions, we anticipate being among the first entrants into any such newly regulated markets.

Committed to governance, our communities and stakeholders

The Board and management are committed to strong corporate governance practices to protect and serve our people, communities and stakeholders. In 2018, we adopted and implemented a number of governance practices to ensure that we continuously deliver on this commitment and strive to adopt and implement sustainable programs that support our growth strategy, such as increasing our focus and investment in responsible gaming, increasing shareholder engagement, focusing on diversity within our workforce, adopting an incentive clawback policy, splitting the Board's former Corporate Governance, Nominating and Compensation Committee into two distinct committees to focus on managing and overseeing relevant risks, and mandating that the Audit Committee oversee cybersecurity risk. For details regarding certain of our current practices and the enhancements we've made, see "Statement of Corporate Governance Practices" beginning on page 54.

Also in furtherance of our commitment, we are pursuing new initiatives relating to corporate social responsibility and sustainability. The Board and management believe that integration of social responsibility and sustainability risks and opportunities into our growth strategy is critical to our success and the creation of value for our stakeholders. This year, we've added a new section detailing our work in this area, beginning on page 54, and updated our website where you can find more information at www.starsgroup.com/our-responsibility/corporate-social-responsibility.

Just the beginning

Upon the conclusion of another successful year, I wish to acknowledge the leadership of Rafi and his management team, and thank all of our people across the world for their contributions. I am also grateful for our Board's continuing counsel, insight and unwavering dedication. As always, I thank our regulators for their hard work in this new and evolving industry and continued trust in The Stars Group.

We believe we have the assets, brands and capabilities in place to deliver on our strategy of becoming the global leader in this exciting and high-growth industry. This is just the beginning and we have never been in a stronger position. Your confidence supports that strength and we work to maintain it every day.

Yours sincerely,

Divyesh (Dave) Gadhia, CPA, C.A., ICD.D Executive Chairman of the Board of Directors

April 12, 2019

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME AND PLACE

May 15, 2019	11:00 a.m., Eastern Time	TMX Broadcast Centre at The Exchange Tower 130 King Street W. Toronto, Ontario, Canada M5X 2A2

NOTICE IS HEREBY GIVEN that the annual meeting of holders (the "Shareholders") of common shares (the "Common Shares") of The Stars Group Inc. ("The Stars Group" or the "Corporation") will be held at the TMX Broadcast Centre at The Exchange Tower, located at 130 King Street W., Toronto, Ontario, Canada M5X 2A2, at 11:00 a.m. (Eastern Time), on May 15, 2019 (the "Meeting"), for the purposes of:

1	Receiving the audited consolidated financial statements of the Corporation for the year ended December 31, 2018 and the report of the auditor thereon;
2	Electing directors for the ensuing year;
3	Appointing the auditor of the Corporation and authorizing the directors of the Corporation to fix its remuneration; and
4	Transacting such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying management information circular.

    The directors of the Corporation have fixed the close of business on March 25, 2019 as the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting.

By order of the Board of Directors

Divyesh (Dave) Gadhia Executive Chairman of the Board of Directors
Toronto, Ontario, April 12, 2019.

IMPORTANT

Shareholders are encouraged to vote. Please complete, date and sign the enclosed form of proxy or voting instruction form and return it in the envelope provided for that purpose. To be valid, proxies must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than 11:00 a.m. (Eastern Time) on May 13, 2019, or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened.

If you appoint Divyesh (Dave) Gadhia as your proxyholder, your Common Shares will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholder will vote IN FAVOR of the matters indicated in items (b) to (d) hereinabove.

Shareholders may also vote by telephone or internet by following the instructions provided in the enclosed form of proxy. If you choose to vote by telephone or internet, your vote must also be cast no later than 11:00 a.m. (Eastern Time) on May 13, 2019, or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened.

These shareholder materials are being sent to both registered and non-registered owners of Common Shares. If you are a non-registered owner of Common Shares and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

2019 Notice & Management Information Circular | i

MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This management information circular (this "Information Circular") is provided in connection with the solicitation of proxies for use at the annual meeting (the "Meeting") of holders (the "Shareholders") of common shares (the "Common Shares") of The Stars Group Inc. ("The Stars Group" or the

"Corporation") to be held on May 15, 2019, at the time and place and for the purposes stated in the accompanying notice of meeting (the "Notice of Meeting"). Unless otherwise indicated, the information contained in this Information Circular is given as of April 12, 2019.

NOTICE TO THE STARS GROUP SHAREHOLDERS IN THE UNITED STATES

The Stars Group is a corporation governed by the laws of Ontario, Canada. The solicitation of proxies and the actions and/or transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with provincial and Canadian corporate and securities laws. Shareholders should be aware that requirements under such provincial and Canadian laws differ from requirements under U.S. corporate and securities laws relating to U.S. corporations. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation and therefore this solicitation is not being effected in accordance with such corporate and securities laws.

CURRENCY AND OTHER INFORMATION

All references in this Information Circular to "dollars", "US$" and "$" are to U.S. dollars, "CDN" or "CDN$" are to Canadian dollars, "Euro" or "€" are to European Euros, "GBP" or "£" are to Britain Pound Sterling and "AUD" or "AUD$" are to Australian dollars. The Corporation's current presentation currency for its financial statements and management's discussion and analysis thereon is the U.S. dollar.

Adjusted EBITDA as used by the Corporation in the "Statement of Executive Compensation" section of this Information Circular means net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular contains certain information that may constitute forward-looking information and statements (collectively, "forward-looking statements") within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management's current expectations and are subject to a number of risks, uncertainties, and assumptions, including assumptions set forth in this Information Circular, market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its subsidiaries and their respective customers and industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as at the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "would", "should", "believe", "objective", "ongoing", "imply" or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions. For example, see "Non-IFRS Measures, Key Metrics and Other Data", "Overview and Outlook", "Liquidity and Capital Resources" and "Recent Accounting Pronouncements" in the Corporation's most recently filed management's discussion and analysis.

2019 Notice & Management Information Circular | 1

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Specific factors and assumptions include the following: the heavily regulated industry in which the Corporation carries on its business; risks associated with interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations, or potential prohibitions, with respect to interactive entertainment or online gaming or activities related to or necessary for the operation and offering of online gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate and market its product offerings, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within addressable markets and industries; impact of inability to complete future or announced acquisitions or to integrate businesses successfully, including SBG (as defined below) and BetEasy (as defined below); the Corporation's substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; the Corporation's secured credit facilities contain covenants and other restrictions that may limit the Corporation's flexibility in operating its business; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing product offerings and new commercially viable product offerings; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including changes in tax laws or administrative policies relating to tax and the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; the Corporation's exposure to greater than anticipated tax liability; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in product offerings; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand and reliance on online and mobile telecommunications operators; systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online product offerings, including as it relates to payment processing; ability to obtain additional financing or to complete any refinancing on reasonable terms or at all; customer and operator preferences and changes in the economy; dependency on customers' acceptance of its product offerings; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; natural events; contractual relationships of Sky Betting & Gaming or the Corporation with Sky plc and/or its subsidiaries; counterparty risks; failure of systems and controls of the Corporation to restrict access to its products; reliance on scheduling and live broadcasting of major sporting events; macroeconomic conditions and trends in the gaming industry; bookmaking risks; ability to predict fluctuations in financial results from quarter to quarter, including as a result in fluctuations in betting revenues as a proportion of stakes, or amounts wagered on the Corporation's applicable online betting product offerings; an ability to realize projected financial increases attributable to acquisitions and the Corporation's business strategies; and an ability to realize all or any of the Corporation's estimated synergies and cost savings in connection with acquisitions, including the SBG Acquisition and Australian Acquisitions (each as defined below). These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors, as well as those risk factors presented under the heading "Risk Factors and Uncertainties" and elsewhere in its most recently filed annual information form, its most recently filed management's discussion and analysis and in other filings that the Corporation has made and may make in the future with applicable securities authorities should be considered carefully.

The foregoing list of important factors and assumptions may not contain all the material factors and assumptions that are important to shareholders and investors. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this Information Circular describe The Stars Group's expectations as of April 12, 2019 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements to reflect events and circumstances after the date hereof or to reflect the occurrence of unanticipated events, except in accordance with applicable securities laws.

Additional information relating to The Stars Group can be located under the Corporation's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation's website at www.starsgroup.com.

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VOTING INFORMATION AND GENERAL PROXY MATTERS

VOTING INFORMATION AND GENERAL PROXY MATTERS

Solicitation of Proxies

Management of the Corporation is soliciting the enclosed proxy and the Corporation will bear the expenses of this solicitation. The solicitation will be conducted primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation, without additional compensation. The Corporation shall directly deliver proxy documents to registered owners and non-registered owners of Common Shares that are non-objecting beneficial owners through the Corporation's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), and the Corporation shall bear the cost of such delivery. The Corporation will also reimburse brokers and other persons holding Common Shares on their behalf or on behalf of nominees for reasonable costs incurred in sending the proxy documents to non-registered owners who are objecting beneficial owners.

Voting Process

The voting process differs depending on whether you are a registered or non-registered owner of Common Shares and, if you are a non-registered owner of Common Shares, whether you are a non-objecting beneficial owner or objecting beneficial owner.

If you have Common Shares registered in your own name, you are a registered owner. If you hold Common Shares but they are not registered in your own name, you are a non-registered owner. If your Common Shares are listed in an account statement provided to you by a broker, then it is likely that those Common Shares are not registered in your name, but under the broker's name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc., the nominee for many brokerage firms, or its nominee.

There are two kinds of non-registered owners: (i) objecting beneficial owners, i.e., those who object to their name being made known to the issuers of shares which they own; and (ii) non-objecting beneficial owners, i.e., those who do not object to their name being made known to the issuers of the shares which they own. Non-objecting beneficial owners will receive a voting instruction form from the Corporation's registrar and transfer agent, Computershare. This is to be completed and returned to Computershare in the envelope provided.

Securities regulation requires brokers or agents to seek voting instructions from objecting beneficial owners in advance of the Meeting. Objecting beneficial owners should be aware that brokers or agents can only vote Common Shares if instructed to do so by the objecting beneficial owner. Your broker or agent (or their agent,

Broadridge Financial Solutions, Inc.) will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your Common Shares are voted at the Meeting.

If you are an objecting beneficial owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote in person at the Meeting. To vote your Common Shares at the Meeting, the voting instruction form or proxy must be returned to the broker or agent well in advance of the Meeting, as instructed by the broker or agent. If you wish to attend and vote your Common Shares in person at the Meeting, follow the instructions for doing so provided by your broker or agent.

Record Date

The record date for determining those Shareholders entitled to receive notice and to vote at the Meeting is the close of business on March 25, 2019 (the "Record Date"). Only registered and non-registered owners of Common Shares as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting. No person becoming a registered or non-registered owner after the Record Date shall be entitled to receive notice of the Meeting, nor can any registered or non-registered owner vote Common Shares they acquire after the Record Date at the Meeting. The failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting. As of the Record Date, there were 273,195,294 Common Shares issued and outstanding.

Appointment of Proxyholders

The person named as proxyholder in the enclosed form of proxy or voting instruction form, Mr. Gadhia, is the Executive Chairman of the board of directors of the Corporation (the "Board"), and a director of the Corporation. You are entitled to appoint a person, who need not be a Shareholder, other than the person designated in the enclosed form of proxy, to represent you at the Meeting. If you are a registered or non-objecting beneficial owner, such right may be exercised by inserting in the blank space provided in the form of proxy or voting instruction form the name of the person to be designated or by completing another form of proxy or voting instruction form and, in either case, depositing the form of proxy or voting instruction form with the registrar and transfer agent of the Corporation, Computershare, located at 100 University Avenue, 8th Floor, Toronto,

2019 Notice & Management Information Circular | 3

VOTING INFORMATION AND GENERAL PROXY MATTERS

Ontario, M5J 2Y1, at any time before the proxy deadline, being 11:00 a.m. (Eastern Time) on May 13, 2019 or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened. Objecting beneficial owners should follow the instructions provided by their broker or agent and must return the form of proxy or voting instruction form as directed by their broker or agent sufficiently in advance of the proxy deadline to enable their broker or agent to act on it before the proxy deadline. The Corporation reserves the right to accept late proxies and to waive the proxy deadline with or without notice, but is under no obligation to accept or reject any particular late proxy.

Revocation of Proxies

You may revoke your proxy by providing new voting instructions in a new proxy or voting instruction form with a later date. Any new voting instructions, however, will take effect only if received prior to the proxy deadline. Registered and non-objecting beneficial owners may also revoke their proxy without providing new voting instructions by giving written notice signed by such owner, or by his or her attorney authorized in writing to the registrar and transfer agent of the Corporation, Computershare, located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law; provided that if the registered or non-objecting beneficial owner is not an individual, the written notice must be signed by a duly authorized signatory of such owner. Registered owners may attend the Meeting and vote in person, and if they do so, any voting instructions they previously gave for such Common Shares will be revoked. Objecting beneficial owners must contact their broker or agent in order to revoke their voting instructions and/or provide new voting instructions.

Exercise of Voting Rights by Proxies

The person named as proxy will vote or withhold from voting the Common Shares for which he or she is appointed in accordance with the instructions of the Shareholder appointing him or her. In the absence of such instructions, the proxy will vote such Common Shares in favor of all the matters identified in the attached Notice of Meeting, as applicable. The enclosed form of proxy confers discretionary authority upon the person named therein to vote as he or she sees fit with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters that may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment, variation or other matter that comes before the Meeting is routine or is contested. As at the date of this Information

Circular, the management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting in Person at the Meeting

Registered owners may attend and vote in person at the Meeting. Non-objecting beneficial owners wishing to attend and vote in person at the Meeting should insert their name in the space provided in the voting instruction form and deposit it with Computershare at any time before the proxy deadline. Objecting beneficial owners wishing to attend and vote in person at the Meeting should follow the instructions provided by their broker or agent. If you are a Canadian resident objecting beneficial owner, you need only insert your name in the space provided for the proxyholder appointment in the voting instruction form or proxy form, and return it as instructed by your broker or agent, and you should not complete the voting section of the proxy form or voting information form, as you will vote in person at the Meeting. If you are a United States resident objecting beneficial owner, you will likely be instructed to mark the appropriate box on the other side of the voting instruction form to request that your broker or agent issue and mail to you a legal proxy, and you will need to send the voting instruction form to your broker or agent, receive the legal proxy from your broker or agent and deposit the legal proxy with Computershare prior to the proxy deadline.

Interest of Certain Persons in Matters to Be Acted Upon

No person who has been a director or an executive officer of the Corporation nor any proposed nominee for election as a director of the Corporation at any time since the beginning of the Corporation's last completed financial year, or any associate or affiliate of any such director, officer or proposed nominee, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as set forth in this Information Circular.

Voting Securities and Principal Holders Thereof

As at April 1, 2019, 273,199,144 Common Shares were issued and outstanding. To the knowledge of the Board and management of the Corporation and based on publicly available information, as at April 1, 2019, no person owned or exercised control or direction over more than 10% of the issued and outstanding Common Shares except for Caledonia (Private) Investments Pty Limited, which held 53,991,949 Common Shares, representing approximately 19.8% of all the issued and outstanding Common Shares as of that date.

4 | 2019 Notice & Management Information Circular

BUSINESS OF THE MEETING

BUSINESS OF THE MEETING

The Meeting will be constituted as an annual meeting. The audited consolidated financial statements of the Corporation for the year ended December 31, 2018 and the auditor's report thereon and its attestation report on the Corporation's internal control over financial reporting will be presented to the Shareholders at the Meeting, but no vote thereon or with respect thereto is required or proposed to be taken. Shareholders will be asked to consider and vote on:

A	The election of the directors of the Corporation who will serve until the next annual meeting of Shareholders or until their successors are appointed;
B	The appointment of the auditor of the Corporation that will serve until the end of the next annual meeting of Shareholders or until its successor is appointed, and authorizing the Board to fix its remuneration; and
C	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Presentation of the Financial Statements

As indicated above, the audited consolidated financial statements of the Corporation for the year ended December 31, 2018 and the auditor's report thereon and its attestation report on the Corporation's internal control over financial reporting will be presented to the Shareholders at the Meeting, but no vote with respect thereto is required or proposed to be taken.

A   Election of Directors

The Corporation's articles of incorporation, as amended (the "Articles"), provide that the Board shall consist of not less than three and not more than fifteen directors. The number of directors currently in office is six and there is one Board observer. Each director of the Corporation elected will hold office until the next annual meeting of the Shareholders or until the election of his or her successor, unless he or she resigns, or his or her office otherwise becomes vacant.

Majority Voting

The Corporation has adopted a majority voting policy pursuant to which any director nominee who has more votes cast by ballot at a meeting of Shareholders at which directors are to be elected (or, if no ballot is conducted, votes represented by proxies validly deposited prior to that meeting) "withheld" from his or her election than are cast in favor of his or her election at that meeting must, immediately following that meeting, tender his or her resignation to the Board for consideration. Directors other than those who received more votes withheld than were voted in favor of their election shall consider, and within 90 days determine, whether to accept the resignation. The resignation shall be accepted absent exceptional circumstances and is effective when accepted by the Board. A press release disclosing the directors' determination shall be issued promptly following such determination, and if the resignation is not accepted will include the reasons for doing so. Majority voting would not, however, apply in the event a director's election is contested.

Advance Notice

The Corporation's by-laws contain advance notice requirements for director nominations. Shareholders who wish to nominate candidates for election as directors must provide timely written notice to the attention of the Secretary of the Corporation, and include the information set forth in the advance notice by-laws of the Corporation. Among other requirements, the notice must be made not less than 30 days and not more than 65 days prior to the date of the relevant shareholder meeting. The Corporation's by-laws are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Nominees

Management of the Corporation proposes to nominate the persons indicated below to act as directors of the Corporation. Except where authority to vote on the election of directors is withheld, the person named in the accompanying form of proxy intends to vote IN FAVOR of the election of each of the nominees indicated below. If prior to the Meeting, any of the nominees shall for any reason become unable or unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy shall be used to vote for any other person or persons identified by the Board to serve as directors, unless the Shareholder has specified in the form of proxy that his, her or its Common Shares are to be withheld from voting on the election of directors. The Board and management of the Corporation have no reason to believe that any of such nominees will be unable or unwilling to serve, for any reason, if elected to office.

The following table and the notes thereto provide the names of all persons proposed to be nominated for election as directors, all other positions and offices at the Corporation now held by them, their principal occupations or employment, their periods of service as directors of the Corporation and the number of Common Shares beneficially owned or over which control or direction is exercised by each of them (including Common Shares underlying certain

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BUSINESS OF THE MEETING

equity-based compensation), in each case as at April 12, 2019. Each director will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected,

unless prior thereto the director resigns or the director's office becomes vacant.

Name of Proposed Director	Location	Position in the Corporation	Principal Occupation	Director Since	Common Shares(1)	DSUs(2)	RSUs and PSUs(3)	Aggregate Value of Common Shares, DSUs, RSUs and PSUs(4)

Divyesh (Dave) Gadhia	Burnaby, British Columbia, Canada	Executive Chairman of the Board(5)	Executive Chairman of the Board	May 11, 2010	69,500	103,144	5,898 (RSUs)	$3,245,704

Rafael (Rafi) Ashkenazi	Onchan, Isle of Man	Director, Chief Executive Officer of The Stars Group,	Chief Executive Officer of The Stars Group and Chief	May 10, 2018	103,360	—	46,228 (RSUs)	$4,734,887
		and Chief Executive Officer of Stars Interactive Group	Executive Officer of Stars Interactive Group				110,872 (PSUs)

Harlan Goodson	Sacramento, California, USA	Director and Board liaison to the Compliance Committee(6)(7)(8)(9)	Attorney, The Law Office of Harlan W. Goodson (law firm)	May 11, 2010	5,571	20,157	4,523 (RSUs)	$549,931

Alfred F. Hurley, Jr.	New York, New York, USA	Lead Director and Chair of the Compensation Committee(6)(8)(10)	Corporate director and consultant	June 28, 2016	5,182	37,339	5,898 (RSUs)	$880,206

David Lazzarato	Toronto, Ontario, Canada	Director and Chair of the Audit Committee(7)(10)	Media and broadcast industry consultant	June 28, 2016	4,000	20,458	4,523 (RSUs)	$526,844

Mary Turner	Beamsville, Ontario, Canada	Director and Chair of the CGN Committee(6)(7)(8)(10)	Corporate director	June 21, 2017	11,000	20,157	4,523 (RSUs)	$648,625

Eugene Roman	Toronto, Ontario, Canada	Director Nominee	Corporate director and advisor	—	—	—	—	—

Notes:

(1)
The number of Common Shares beneficially owned or over which control is exercised is provided to the best of the Corporation's knowledge based on publicly available information and includes restricted Common Shares held, if any.

(2)
The number of deferred share units ("DSUs") includes DSUs granted to such directors pursuant to the 2015 Equity Incentive Plan (as defined below) and held as of the date of this Information Circular. For additional information on these DSU grants, see "Director Compensation – Narrative Discussion" below.

(3)
The number of time-based restricted shares units ("RSUs") and performance-based share units ("PSUs") includes RSUs and PSUs granted to such directors (including in his or her capacity as an employee, as applicable) pursuant to the 2015 Equity Incentive Plan and held as of the date of this Information Circular. The number of PSUs is calculated based on the target performance level for each metric being met, which would result in 100% of the granted PSUs vesting during the relevant periods. For additional information, see "Basis and Structure of Executive Compensation – Equity-Based Long-Term Incentive Awards" below.

(4)
The aggregate value of the Common Shares, DSUs, RSUs and PSUs for each director nominee was calculated by converting the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on April 1, 2019 of CDN$24.26 from Canadian dollars to U.S. dollars using an exchange rate as of such date of 0.7493.

(5)
In May 2018, the Board designated Mr. Gadhia as the Executive Chairman of the Board ("Executive Chairman") and Mr. Gadhia resigned as a member of the Corporate Governance, Nominating and Compensation Committee of the Board (the "CGNC Committee").

(6)
Messrs. Goodson and Hurley and Ms. Turner each served as a member of CGNC Committee until November 6, 2018, when the Board divided the CGNC Committee into two separate Board committees, the Corporate Governance and Nominating Committee of the Board (the "CGN Committee") and the Compensation Committee of the Board (the "Compensation Committee" and such committee split, the "CGNC Committee Split"). Mr. Hurley became the Lead Director in May 2018.

(7)
Member of the CGN Committee.

(8)
Member of the Compensation Committee.

(9)
For additional information about the Compliance Committee, see "Statement of Corporate Governance Practices – Ethical Business Conduct".

(10)
Member of the Audit Committee of the Board (the "Audit Committee").

6 | 2019 Notice & Management Information Circular

BUSINESS OF THE MEETING

As a group, the proposed directors beneficially own, directly or indirectly, or exercise direction or control over, 198,613 Common Shares, representing approximately 0.07% of the issued and outstanding Common Shares as at April 1, 2019. In addition, as at

April 1, 2019, the aggregate value of all Common Shares and vested DSUs, RSUs and PSUs beneficially owned, directly or indirectly, by the proposed directors as a group is equal to $10,586,197.

Director Skills Matrix

Skill Description	Dave Gadhia	Rafi Ashkenazi	Harlan Goodson	Dave Lazzarato	Al Hurley	Mary Turner	Eugene Roman

INTERNATIONAL EXPERIENCE Experience working in a major organization that carries on business in one or more foreign countries.

PUBLIC COMPANY EXECUTIVE EXPERIENCE OR STRATEGIC LEADERSHIP
Experience as an executive of a publicly-listed company or a major organization, or experience driving strategic direction and leading growth, particularly of a rapidly growing business.

OPERATIONAL EXPERIENCE Operational or management experience in a mid-size to larger organization.

INDUSTRY EXPERIENCE
Experience in any one or more of the following industries: casino, sports betting and/or gaming (in each case, land-based or online), lottery, interactive entertainment, media / broadcasting or consumer technology.

RISK MANAGEMENT Experience or understanding of enterprise risk management systems, procedures and practices.

LEGAL/COMPLIANCE Knowledge of corporate compliance and legal requirements, especially in any of the industries listed above, and liability issues.

HR EXPERIENCE
Strong understanding of human resource development, organizational/personal development and training and compensation, benefit and pension programs, with specific expertise in executive compensation programs.

CAPITAL MARKET EXPERIENCE Experience in investment banking, capital-raising and corporate financing, or in private equity or mergers and acquisitions.

QUALIFIED FINANCIAL EXPERT Experience in financial accounting and reporting, and corporate finance. Familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS.

TECHNOLOGY EXPERIENCE Experience in the information technology, cyber security and related R&D field and with major implementations of online product offerings and Internet platforms.

GOVERNMENT RELATIONS/REGULATORY EXPERIENCE Experience in, or a thorough understanding of, the workings of government, regulators and public policy, domestically and internationally.

GOVERNANCE/BOARD Prior or current experience as a board member for a major publicly-traded organization with international operations.

FINANCIAL SERVICES/PAYMENT PROCESSING
Experience in the financial services industry, including the financial technology industry, or experience overseeing complex financial transactions or payment processing functions.

2019 Notice & Management Information Circular | 7

BUSINESS OF THE MEETING

Biographies

President of Atiga Investments Inc. Executive Chairman of The Stars Group Age: 57 Director Since: May 2010 Committees • None Other Public Company Boards • None 2018 Voting Results • 99.93% in favor

DIVYESH (DAVE) GADHIA, CPA, C.A., ICD.D

Mr. Divyesh (Dave) Gadhia, 57, is the Executive Chairman of The Stars Group. Mr. Gadhia is and has been the President of Atiga Investments Inc., an investment firm focused on consumer products, since 2010. He served as the Chief Executive Officer and Executive Vice Chairman of Gateway Casinos & Entertainment Limited from 1992 until 2010, where he was responsible for strategic initiatives, regulatory matters and governmental relations. He has served as a director of a number of other private and public companies, as well as charities, including a director of the Canadian Gaming Association from 2005 to 2010, a director of Gateway Casinos & Entertainment Limited from 1999 to 2007, and a director of Trian Equities from 1994 to 1999. In 2009, Mr. Gadhia was awarded the Canadian Gaming News Outstanding Achievement Award and was previously awarded the Business in Vancouver's Top 40 Under 40 Award. Mr. Gadhia is an FCPA, FCA, a member of the Institute of Corporate Directors and holds a business degree from Simon Fraser University.

Chief Executive Officer of The Stars Group and Stars Interactive Group Age: 44 Director Since: May 2018 Committees • None Other Public Company Boards • None 2018 Voting Results • 99.99% in favor

RAFAEL (RAFI) ASHKENAZI

Mr. Rafael (Rafi) Ashkenazi, 44, currently serves as the Chief Executive Officer of The Stars Group and is a current director of The Stars Group, and is responsible for devising and implementing its business plan and strategies. Mr. Ashkenazi is also the Chief Executive Officer for The Stars Group's primary operating business, Stars Interactive Group, and is responsible for the performance and strategy of its offerings, including PokerStars and related brands. Mr. Ashkenazi, who initially joined Stars Interactive Group in January 2013 as Chief Operating Officer, is an experienced gaming industry executive who previously served as Chief Operating Officer of Playtech plc (LSE: PTEC), a global gaming software development company ("Playtech"), from January 2006 to January 2010 and then from September 2011 to January 2013, and as a member of the board of directors of Playtech from March 2006 to January 2010. From January 2010 to September 2011, Mr. Ashkenazi served as Vice President of Business Operations of Playtech. He was appointed Senior Vice President of Strategy for The Stars Group in April 2015, Chief Executive Officer of Stars Interactive Group in November 2015, Interim Chief Executive Officer of The Stars Group in March 2016 and then permanent Chief Executive Officer of The Stars Group in November 2016. Mr. Ashkenazi graduated with honors from Shenkar College in Israel where he earned a B.A. in Industrial Engineering.

8 | 2019 Notice & Management Information Circular

BUSINESS OF THE MEETING

Founder and attorney, The Law Office of Harlan W. Goodson.

 Independent

Age: 71

Director Since: May 2010

Committees

•

Compensation

•

Corporate Governance and Nominating

Other Company Positions

•

Board Liaison to the Compliance Committee

Other Public Company Boards

•

None

2018 Voting Results

•

99.99% in favor

HARLAN GOODSON, ESQ.

Mr. Harlan Goodson, 71, is a current director, member of each of the Compensation Committee and the CGN Committee, the Board's representative to the Compliance Committee and served as a member of the Audit Committee until June 2017. He served as the Director of California's Division of Gambling Control from 1999 to 2003, during which time he led the implementation of California's Tribal State Class III gaming compacts. Prior to forming his own law practice, The Law Office of Harlan W. Goodson, in Sacramento, California, Mr. Goodson was with the national law firm of Holland and Knight, LLP where his practice concentrated on Gaming Law and Gaming Regulation and Governmental Affairs. Mr. Goodson's biography has been published in Who's Who in American Law since 2000 and Who's Who in the World since 2018. In 2002, his work gained him international distinction when he was the recipient of the International Masters of Gaming Law inaugural Regulator of the Year award in 2001. Prior to being appointed to the position of Director of California's Division of Gambling Control, Mr. Goodson worked in the California State Senate as a legislative consultant for Senator Bill Lockyer from 1994 to 1999. While serving as a consultant in the state legislature, Mr. Goodson drafted legislation in the areas of criminal law, correctional law, juvenile law and insurance law. Since 1996, Mr. Goodson has been an adjunct law professor teaching classes on the legislative process and statutory interpretation at John F. Kennedy University, School of Law. He has been a national speaker at conferences, symposia, law schools and before governmental bodies on the subjects of gaming regulation, Tribal government gaming, and Tribal State relations. Mr. Goodson is a member of the California State Bar, the International Masters of Gaming Law and the International Association of Gaming Advisors. In 2007, Mr. Goodson also served as a Judge Pro Tempore for the Superior Court in Sacramento, California. Mr. Goodson has also been listed in America's Best Lawyers annually since 2005 and was selected by his peers as the Northern California 2012 Attorney of the Year for Gaming Law. Mr. Goodson graduated with a Bachelor of Arts from Golden Gate University and a Juris Doctor from the John F. Kennedy School of Law.

2019 Notice & Management Information Circular | 9

BUSINESS OF THE MEETING

Founder and consultant, Alfred F. Hurley, Jr. & Company, LLC

 Lead Independent

Age: 64

Director Since: June 2016

Committees

•

Audit

•

Compensation

Other Public Company Boards

•

New Mountain Finance Corporation

2018 Voting Results

•

94.55% in favor

ALFRED F. HURLEY, JR.

Mr. Alfred F. Hurley, Jr., 64, is the Lead Director of The Stars Group, Chairman of the Compensation Committee, and a member of the Audit Committee, and has been a director of New Mountain Finance Corporation, a NYSE listed business development company ("NMFC"), since 2010. He is the Chairman of NMFC's Nomination and Governance and Compensation Committees and a member of its Audit and Valuation Committees. Mr. Hurley has also been a director of Merrill Corporation, which is a privately held company that provides outsourced solutions for complex, regulated and confidential business information since 2013. He serves as Chairman of Merrill's Compensation and Governance and Human Resources Committee and as a member of the Audit Committee. He has also been the Fortress Voting Proxy to, a member of the Board of Managers, and a member of the Audit Committee of Ligado Networks Corporation, a privately held company ("Ligado"), since December 2017. Ligado is a satellite communications company that is developing a satellite terrestrial network. He also has been the Chairman and a member of the audit and compensation committees of privately held TSI Holdings, which is the holding company for TransWorld Systems, Inc. ("TWS") since May 2018. TWS is a leading analytics driven provider of accounts receivable management, healthcare revenue cycle and loan servicing solutions. Mr. Hurley is also the sole member of a consulting business, Alfred F. Hurley, Jr. & Company, LLC, which he started in 2014. He previously was Vice Chairman of Emigrant Bank and Emigrant Bancorp (collectively, the "Bank") from 2007 and 2009, respectively, to December 2012, and was a consultant at the Bank during 2013. His responsibilities at the Bank included advising the Bank's Chief Executive Officer on strategic planning, acquisitions and divestitures, asset/liability management, on line banking and new products. In addition, he was Chairman of the Bank's Credit and Risk Management Committee from November 2008 to January 2012 and the Bank's acting Chief Risk Officer from January 2009 until January 2012. Before joining the Bank, Mr. Hurley was the Chief Executive Officer of M. Safra & Co., a private money management firm, from 2004 to 2007. Prior to joining M. Safra & Co., Mr. Hurley worked at Merrill Lynch ("ML") from 1976 to 2004. His latest management positions prior to his departure included serving as Senior Vice President of ML & Co. and Head of Global Private Equity Investing, Managing Director and Head of Japan Investment Banking and Capital Markets, Managing Director and Co Head of the Global Manufacturing and Services Group, and Managing Director and Head of the Global Automotive, Aerospace, and Transportation Group. As part of his management duties, he was a member of the Corporate and Institutional Client Group ("CICG") Executive Committee which had global responsibility for ML's equity, debt, investment banking and private equity businesses, a member of the Japan CICG Executive Committee, and a member of the Global Investment Banking Management and Operating Group Committees. Mr. Hurley graduated from Princeton University with an A.B. in History, cum laude.

10 | 2019 Notice & Management Information Circular

BUSINESS OF THE MEETING

Media and broadcast industry consultant

 Independent

Age: 63

Director Since: June 2016

Committees

•

Audit

•

Corporate Governance and Nominating

Other Public Company Boards

•

None

2018 Voting Results

•

99.99% in favor

DAVID LAZZARATO, FCA, C.A., ICD.D

Mr. David Lazzarato, 63, is a current director, Chairman of the Audit Committee, and a member of the CGN Committee, and is a media and broadcast industry consultant who assists companies in the areas of strategy development, mergers and acquisitions and financing. He served as a member of the board of directors and chair of the audit committee of Yellow Pages Limited (TSX: Y) from December 2012 to May 2018 and was Senior Vice President, Finance at Bell Canada in 2010 and 2011. From 2009 until 2013, Mr. Lazzarato served on the board of directors and was the chair of the audit committee of LED Roadway Lighting and from 2004 to 2013, he was vice chair of the Trillium Health Centre Foundation. In 2008, Mr. Lazzarato was Chief Executive Officer of Craig Wireless Systems. Prior to joining Craig Wireless Systems, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Alliance Atlantis Communications Inc. and Chairman of Motion Picture Distribution from 2005 to 2007. From 1999 to 2004, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Allstream Inc. (formerly, AT&T Canada Inc.) and was Chief Corporate Officer of MTS Allstream Inc. in 2004. Mr. Lazzarato is past Chair of the McMaster University Board of Governors and of the Council of Chairs of Ontario Universities. Mr. Lazzarato is currently a director and chair of the Resources and Audit Committees of Hamilton Health Sciences, a medical group of seven hospitals and one cancer center located in Ontario, Canada. Mr. Lazzarato earned a Bachelor of Commerce degree from McMaster University and is a Chartered Accountant, having received the FCA designation from the Ontario Institute of Chartered Accountants in 2006. Mr. Lazzarato received the ICD.D certification from the Institute of Corporate Directors in 2008 and has also completed the Senior Executive Program at the Massachusetts Institute of Technology.

2019 Notice & Management Information Circular | 11

BUSINESS OF THE MEETING

Former President & Chief Executive Officer, Canadian Tire Bank

 Independent

Age: 66

Director Since: June 2016

Committees

•

Audit

•

Compensation

•

Corporate Governance and Nominating

Other Public Company Boards

•

None

2018 Voting Results

•

99.99% in favor

MARY TURNER, FCPA, FCA, C. DIR

Ms. Mary Turner, 66, is a current director, Chair of the CGN Committee and member of each of the Audit Committee and the Compensation Committee. Ms. Turner served as President and Chief Executive Officer and board member of Canadian Tire Bank, a subsidiary of Canadian Tire Corporation (TSX: CTC), from 2012 until her retirement in 2016. She has over 25 years of experience in financial services, payments, customer service, credit risk management, enterprise risk management, operations, finance and information technology at Canadian Tire. Prior to joining Canadian Tire, Ms. Turner was a partner at Deloitte & Touche (now Deloitte LLP) in Toronto from 1985 to 1992. Throughout her career, Ms. Turner has been a member of several boards of directors, including Mackenzie Financial Corporation, a subsidiary of IGM Financial Inc. (TSX: IGM), where she is a member of the Fund Oversight Committee. She also currently serves on the boards of directors of YMCA Canada, where she is a member of its Governance Committee, Niagara College, where she chairs its New Member Search Committee and is a member of its Audit Committee, Canadian Tire Jumpstart Charities, where she chairs its Audit Committee, and the 2021 Canada Games Host Society. Ms. Turner has an honors B.Sc and is a graduate of the Chartered Director Program at McMaster University. She is a Chartered Accountant and received the FCA designation from the Ontario Institute of Chartered Accountants in 2003.

12 | 2019 Notice & Management Information Circular

BUSINESS OF THE MEETING

Former Executive Vice President of Digital Excellence and Technology Advisor, Canadian Tire Independent Age: 61 Director Since: Nominee Other Public Company Boards • None

EUGENE O. ROMAN, CPA

Mr. Eugene O. Roman, 61, is a director nominee and most recently served as the Executive Vice President of Digital Excellence and Technology Advisor at Canadian Tire Corporation (TSX: CTC) from August 2017 until December 2018. Prior to this role, Mr. Roman served as Chief Technology Officer and Senior Vice President of Canadian Tire Corporation from July 2012 until August 2017. Before joining Canadian Tire Corporation, Mr. Roman served as the Chief Technology Officer of Open Text Corporation (Nasdaq: OTEX) from February 2010 to June 2012 and as its Chief Information Officer from October 2008 until February 2010. He has also served as Group President of Systems and Technology at Bell Canada from June 2003 to July 2008. Prior to this, he served as the Chief Technology Officer at Bell Canada from 2002 to 2003 and as its Chief Information Officer from October 2000 to June 2002. Mr. Roman started his career at Nortel Networks Corporation in 1981. He also served as the Chairman of Ukrainian Credit Union Limited from 1998 until 2013. He currently serves as a strategic advisor to Canadian Tire Corporation and WorkFusion, an artificial intelligence technology company. He also currently serves on the Board of Governors – York University since July 2018. Mr. Roman is a Certified Professional Accountant, holds an M.B.A. and a B.A. in Geography and Economics from the University of Toronto, and completed the Institute of Corporate Directors' Directors Education Program in 2011.

Mr. Roman is a director nominee and did not stand for election as a director of the Corporation at the 2018 Annual Meeting.

The Board unanimously recommends that holders of Common Shares vote IN FAVOR of the election of each of the seven director nominees listed above, until the close of the next annual meeting of the Shareholders or until a successor is appointed. The election of director nominees must be approved by a majority of the votes cast on the matter at the Meeting.

2019 Notice & Management Information Circular | 13

BUSINESS OF THE MEETING

Record of Attendance of Directors at Board Meetings

The Board meets regularly during the year, and holds special meetings and acts by unanimous written consent whenever circumstances require. During 2018, the Board held 22 formal meetings, the Audit Committee held eight formal meetings, the CGNC Committee held five formal meetings and the 2018 Special Committee held 13 formal meetings. In addition to formal meetings, Board members, in particular the Executive Chairman, Lead Director and the Board committee chairs, from time to time meet with each other and members of management, as applicable, to, among other things, receive updates in between formal meetings, plan and prepare for upcoming Board or committee meetings, and help fulfil their oversight and supervisory duties. The Board also made two on-site visits at the Corporation's operating facilities in the Isle of Man and Leeds, during which the Board held informal meetings among themselves and with various members of management across the organization. All incumbent directors attended at least 75% of the aggregate number of the meetings of the Board and Board committees on which they served occurring during 2018. All directors then serving attended the Corporation's 2018 annual general meeting of Shareholders held on May 10, 2018 (the "2018 Annual Meeting").

Appointment of Observer to the Board

As previously disclosed, in January 2018 the Corporation entered into an agreement (the "Nominee Agreement") with Mr. Tang Hao and his affiliated entity Discovery Key Investments Limited, which at the time based on publicly available information collectively held approximately 17.9% of the outstanding Common Shares of the Corporation, pursuant to which Mr. Tang appointed Mr. Melvin Zhang as his nominee to be an observer to the Board. Mr. Zhang will serve as an observer to the Board until such time as he and Mr. Tang have received certain licenses and approvals from certain of the Corporation's gaming regulatory authorities, at which point Mr. Zhang will serve on the Board as a director.

Pursuant to the Nominee Agreement, Mr. Tang will continue to hold the right to nominate a director to the Board, subject to certain conditions, until the earlier of the day following the 2020 annual general meeting of the Corporation's shareholders and the date on which his direct and indirect ownership of the Corporation's issued and outstanding Common Shares falls below 10% (on a non-diluted basis). The Nominee Agreement also provides that Mr. Tang will not acquire greater than 20% of the outstanding Common Shares prior to the 2020 annual general meeting of shareholders other than by way of a negotiated transaction approved by Board or by way of formal takeover bid for all of the outstanding Common Shares.

As a result of the Corporation's issuance of Common Shares in 2018 in connection with the Acquisitions and an underwritten equity offering, Mr. Tang's direct and indirect ownership of the

Corporation's issued and outstanding Common Shares decreased to below 10% (on a non-diluted basis), which would have had the effect of terminating Mr. Tang's right to appoint an observer or director. Notwithstanding this decrease in percentage ownership, the Corporation and Mr. Tang agreed to continue to abide by all terms of the Nominee Agreement until at least one day after the Meeting, which the parties currently intend to, among other things, extend further.

Mr. Yan Min "Melvin" Zhang, 63, is a current observer to the Board. Mr. Zhang has over 30 years of management experience across a range of industries, including commercial development and investment, and is currently an Executive Director of International Entertainment Corp. (HKG: 1009), a Hong Kong-based real estate developer with interests in hotel and entertainment properties across Asia, since May 2017. Mr. Zhang also served as the Chief Operations Officer of Goldenway Capital Management Hong Kong Ltd., a Hong Kong-based capital management firm and a member of Goldenway Investments Holdings Limited, from June 2016 to May 2017. Prior to that, Mr. Zhang served as the General Manager of Lloyd's Register Industrial Technical Services Shanghai Co., an engineering and technology professional services company, from 2011 to 2016. From 2002 to 2010, Mr. Zhang was the Country Manager and Investment Director of China at Saudi Basic Industries Corporation, a global petrochemical company. Mr. Zhang served as the General Manager of Amylum Asia Ltd. from 1995 to 2002, and oversaw business development and operations in the United States and China at Safer Industrial Group from 1989 to 1995. Mr. Zhang has a bachelor degree in Foreign Language & International Trade from Zhongshan University in Guangzhou, China, and a masters degree in Marketing & Business Administration from Oklahoma State University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, none of the proposed directors of the Corporation is, or within 10 years before the date hereof, has been:

  (a)
  a director, chief executive officer or chief financial officer of any company (including the Corporation) that

  (i)
  was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

  (ii)
  was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period

14 | 2019 Notice & Management Information Circular

BUSINESS OF THE MEETING

      of more than 30 consecutive days issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

  (b)
  a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
  (c)
  has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Corporation, none of the proposed directors of the Corporation have been subject to:

  (a)
  any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

  (b)
  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

B   Appointment of Auditor

At the Meeting, the Shareholders will be asked to approve a resolution to reappoint Deloitte LLP, London, England, United Kingdom ("Deloitte") as the independent external auditor of the Corporation until the close of the next annual meeting of the

Shareholders or until its successor is appointed, and to authorize the directors of the Corporation to fix its remuneration. Deloitte was initially appointed as independent external auditor on September 15, 2015.

The Board, upon advice of the Audit Committee, unanimously recommends that holders of Common Shares vote IN FAVOR of the reappointment of Deloitte as independent external auditor of the Corporation, to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, and authorizing the directors of the Corporation to fix its remuneration. The reappointment of Deloitte must be approved by a majority of the votes cast on the matter at the Meeting.

If you appoint Mr. Gadhia as your proxyholder, your Common Shares will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholder will vote IN FAVOR of the reappointment of Deloitte as auditor of the

Corporation, to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, and authorizing the directors of the Corporation to fix its remuneration.

2019 Notice & Management Information Circular | 15

STATEMENT OF EXECUTIVE COMPENSATION

STATEMENT OF EXECUTIVE COMPENSATION

16 | 2019 Notice & Management Information Circular

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION DISCUSSION AND ANALYSIS

Landmark, Transformative Year in 2018

The year ended December 31, 2018 was a landmark, transformative year for The Stars Group, with three acquisitions and related financings and other significant changes to The Stars Group's corporate and capital structure. In July 2018, The Stars Group acquired Cyan Blue Topco Limited and its subsidiaries and affiliates (collectively, "SBG" and the acquisition, the "SBG Acquisition" and together with the Australian Acquisitions, the "Acquisitions"), a leading mobile-led betting and gaming operator, which currently primarily operates in the regulated United Kingdom online gaming market, the largest regulated online gaming market in the world. The aggregate purchase price under the transaction agreements for the SBG Acquisition was $4.7 billion, which was paid in a combination of cash and Common Shares. To finance the cash portion of the SBG Acquisition purchase price, repay the then-existing first lien term loans and repay SBG's existing long-term debt, The Stars Group used cash on its balance sheet and raised $4.567 billion in first lien term loans, $1.00 billion in senior notes and $621.8 million of net proceeds (before expenses), excluding the overallotment, from the issuance of additional Common Shares as a result of an underwritten public offering of Common Shares. The Stars Group also obtained a new revolving facility of $700.0 million.

In addition, between February and April 2018, The Stars Group acquired an 80% equity interest in TSG Australia Pty Ltd (formerly CrownBet Holdings Pty Limited) and its subsidiaries and affiliates, including TSGA Holdco Pty Limited (formerly William Hill Australia Holdings Pty Ltd) and its subsidiaries and affiliates ("TSGA" and where the context requires, collectively, "BetEasy", and such acquisitions, the "Australian Acquisitions") (BetEasy acquired TSGA in April 2018), creating an online sportsbook operator of scale and clear rival to the top sportsbook operators in Australia, the world's second largest regulated sports betting market. The aggregate purchase price under the transaction agreements for both of these transactions was approximately $435 million (inclusive of $117.7 million to acquire the original 62% equity interest in BetEasy), which was paid in a combination of cash and Common Shares.

The Acquisitions nearly doubled the size of The Stars Group, including the number of employees to approximately 4,300, and resulted in The Stars Group becoming one of the world's largest publicly listed online gaming companies. The Acquisitions also transformed The Stars Group's business by, among other things: (i) improving its revenue diversity, creating a more balanced spread across poker, casino and betting with a broad geographic reach; (ii) increasing its presence in locally regulated or taxed markets, with its portion of regulated or taxed revenues at approximately 74%, compared to approximately 40% in 2015; (iii) helping develop betting as a second customer acquisition channel, complementing its core offerings and creating an opportunity to cross-sell players across multiple lines of operation; (iv) enhancing its product offerings and technology through the addition of SBG's and BetEasy's innovative betting and casino offerings, as applicable, and portfolio of popular mobile apps; and (v) potentially achieving an estimated $100 million in cost synergies. The Stars Group believes that as a result of the Acquisitions it now has a business with best-in-class capabilities in all key products, leading positions in all key geographic end markets and the brands and operating expertise to deliver its vision to become the global leader in the online gaming industry.

The Stars Group expects that its global scale will provide it with a critical advantage as it seeks to gain a foothold in emerging regulated markets, particularly the United States. The Stars Group believes that it is ideally positioned to excel in the U.S. market, using its proprietary technology to replicate the Sky Bet model with a powerful national media brand, and leveraging the high brand awareness and quality of its PokerStars brand.

2019 Notice & Management Information Circular | 17

COMPENSATION DISCUSSION AND ANALYSIS

The Stars Group NEOs

Named Executive Officer	Age	Position as of December 31, 2018

Rafael (Rafi) Ashkenazi	44	Chief Executive Officer of The Stars Group and Chief Executive Officer of Stars Interactive Group

Brian Kyle	54	Chief Financial Officer

Marlon D. Goldstein	44	Executive Vice President, Chief Legal Officer and Secretary

Guy Nigel Templer	50	Chief Operating Officer of Stars Interactive Group

Robin Chhabra	48	Chief Corporate Development Officer

Duties and Responsibilities of the Board and Compensation Committee

The responsibility for determining the principles for compensation of executives and other key employees of the Corporation rests with the Board. The Board had established the CGNC Committee, which served the principal role of establishing the Corporation's executive compensation plans and policies until November 6, 2018, when the Board approved the CGNC Committee Split. Subsequently, the newly established Compensation Committee serves the principal role of establishing the Corporation's executive compensation plans and policies.

The Compensation Committee is responsible for, among other things, assisting the Board in discharging its oversight responsibilities relating to the compensation and retention of key senior management employees with the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. These responsibilities include, without limitation,

  (i)
  reviewing, assessing and recommending to the Board compensation payable to the Executive Chairman, Chief

    Executive Officer and certain other members of senior management,

  (ii)
  reviewing and overseeing the administration of compensation and incentives policies, plans and programs, and

  (iii)
  reviewing executive and director compensation disclosure to be made in the Corporation's management information circulars.

The Compensation Committee reviews and recommends to the Board, as applicable, compensation policies and processes and any new incentive compensation and equity compensation plans of the Corporation or changes to any such policies, processes or plans, and is responsible for the administration of all the Corporation's incentive and equity compensation plans, subject to applicable policies adopted by the Board. The Compensation Committee also reviews and approves any performance measures with respect to incentive compensation payable to executives and certain other members of senior management, and makes recommendations to the Board on any performance measures regarding incentive compensation payable to the Executive Chairman and Chief Executive Officer. When considering new grants, the Compensation Committee may take into account previous grants of equity-based awards.

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COMPENSATION DISCUSSION AND ANALYSIS

Finally, the Compensation Committee reviews and recommends to the Board for approval compensation awarded to the Corporation's non-employee directors and the compensation awarded to the Executive Chairman, Chief Executive Officer, Chief Financial Officer, and generally that of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or those individuals acting in a similar capacity (collectively, the "NEOs").

Composition of the Compensation Committee

The Compensation Committee currently consists of Messrs. Hurley and Goodson and Ms. Turner, all of whom are independent directors (as determined based on the standards set forth under "Statement of Corporate Governance Practices – Board"). Each Compensation Committee member is experienced in dealing with compensation matters. Mr. Hurley, the Chair of the Compensation Committee, has for several years served as the chair of committees responsible for compensation or compensation-related matters, as applicable, at Merrill Corporation and NMFC; Mr. Goodson is a lawyer and has served on the Compensation Committee (formerly the CGNC Committee) since 2010; and Ms. Turner has extensive experience in compensation-related matters from her prior experience as an executive and corporate director, including as President and Chief Executive Officer of Canadian Tire Bank, a subsidiary of Canadian Tire Corporation (TSX: CTC) and as a partner at Deloitte & Touche (now Deloitte LLP).

Independent Compensation Consultant

Beginning in August 2016, the CGNC Committee formally engaged Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation advisor. FW Cook assists the Compensation Committee by, among other things:

  •
  conducting a benchmarking market analysis for executive compensation, including the NEO roles;

  •
  providing updates on emerging executive compensation and global regulatory trends and best practices;

  •
  conducting an independent review of the Corporation's policies related to executive and non-employee director compensation;

  •
  reviewing the Information Circular as it relates to certain compensation matters;

  •
  participating in Compensation Committee (and previously, CGNC Committee) meetings from time to time; and

  •
  making recommendations with respect to compensation of the Corporation's directors.

Executive Compensation-Related Fees

Aggregate fees payable to FW Cook in 2018 and 2017 were approximately $179,300 and $193,000, respectively, all of which were for executive and director compensation related advice to the Compensation Committee. No other fees were paid by the Corporation to FW Cook.

FW Cook does not perform any work for management of the Corporation and the Board considers FW Cook independent under applicable stock exchange requirements, including the applicable NASDAQ Rules (as defined below). In addition, the Compensation Committee or the Chairman of the Compensation Committee, to the extent delegated by the full Compensation Committee,

  (i)
  annually reviews the independence of its compensation consultant,

  (ii)
  approves the engagement and fees payable to FW Cook, and

  (iii)
  reviews for pre-approval any other work by the compensation consultant for the Corporation and does not approve any such work if, in its opinion, it would compromise the independence of the compensation advisor.

Use of Peer Groups and Market Data

The Compensation Committee believes that compensation decisions require a thoughtful review of multiple factors. The Corporation uses market data to assess its compensation practices and help guide the range of total target compensation payable to the Corporation's senior management team. When setting executive compensation, the Compensation Committee generally references the median of each market data source to assess the overall reasonableness of the Corporation's executive compensation program. In addition to market data, as part of its compensation analysis the Compensation Committee takes various items into consideration, including: performance of the Corporation; market competition for a particular position; an individual's experience, past performance and responsibilities with the Corporation, potential future responsibilities with the Corporation and long-term potential; historical compensation in prior positions; and advice from advisors.

2019 Notice & Management Information Circular | 19

COMPENSATION DISCUSSION AND ANALYSIS

For 2018 the CGNC Committee approved two peer groups for its NEO compensation, including a primary, U.S.-based peer group, and a Canadian-based peer group. The U.S.-based peer group was comprised of:

Activision Blizzard, Inc.	Akamai Technologies, Inc.	ANSYS, Inc.	Electronic Arts Inc.

Fair Isaac Corporation	International Game Technology PLC	j2 Global, Inc.	Match Group, Inc.

Nuance Communications, Inc.	Scientific Games Corporation	Symantec Corporation	Take-Two Interactive Software, Inc.

Twitter, Inc.	VeriSign, Inc.	Zillow Group, Inc.	Zynga Inc.

The Canadian-based peer group was comprised of:

BlackBerry Limited	Celestica Inc.	CGI Group Inc.	Cineplex Inc.

Cogeco Inc.	Constellation Software Inc.	Entertainment One Ltd.	Great Canadian Gaming Corporation

Maxar Technologies Ltd.	Mitel Networks Corporation	Open Text Corporation	Pivot Technology Solutions, Inc.

Quebecor Inc.	Shaw Communications Inc.	Shopify Inc.

The peer groups consist of North American listed companies in the gaming, interactive entertainment and software industries with revenues between 0.43 to 3.70 times that of The Stars Group's revenue and enterprise value generally between 0.01 to 3.70 times that of The Stars Group. Other key factors considered in determining the peer groups include the scope of international operations, business-to-consumer products or services, and EBITDA margin. For 2019, the executive compensation peer groups are expected to consist of the same or substantially similar peer groups as used in 2018.

In addition to the peer groups, executive compensation benchmarking data was collected from

  (i)
  a reference group consisting of publicly traded gaming companies, including

888 Holdings plc	GVC Holdings PLC

Kindred Group plc	Paddy Power Betfair plc

Playtech plc	William Hill plc

  (ii)
  third-party data from a technology survey of companies with revenues in the United Kingdom between $1 billion and $3 billion,

  (iii)
  third-party data from a technology survey of companies with revenues in the United States between $1 billion and $3 billion, and

  (iv)
  General Industry Compensation Surveys conducted by Willis Towers Watson, which provided compensation data specific to relevant employing locations and included companies in the global gaming, interactive entertainment and consumer technology industries.

Shareholder Engagement

The Corporation believes effective corporate governance includes regular, constructive conversations with its shareholders on topics including operating performance, corporate governance, compensation practices, and environmental and social issues. Shareholders provide valuable insights into emerging issues and feedback on the Corporation's efforts. In particular, with respect to compensation-related matters, an important factor in the Board's consideration of the structure and amount of applicable compensation is input from time to time from Shareholders.

Primarily through its investor relations team, the Corporation engages with its shareholders throughout the year to, among other things, remain well-informed regarding their perspective and to help increase their understanding of the Corporation's business. Various members of management or the Board, including the Executive Chairman and the Lead Director, may periodically participate in these shareholder discussions. The Corporation also engages with shareholders before, during and after the proxy season to present new governance or compensation practices and receive feedback on the same. For example, the Corporation adopted a clawback policy and currently intends to introduce a say-on-pay vote at its annual general meeting of Shareholders in 2020. See "Say-on-Pay " and "Compensation Recoupment Policy ", below.

In 2019, the Corporation hosted its first Investor Day to provide existing and prospective shareholders with information regarding the Corporation's key strategic initiatives, highlight its financial and operational performance, and provide an update on its medium-term financial outlook.

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COMPENSATION DISCUSSION AND ANALYSIS

The Stars Group is also committed to communicating with its shareholders through its website, www.starsgroup.com, where current and potential investors are invited to contact the Investor Relations team online, by letter, phone or email.

Compensation-Related Highlights

The Stars Group is committed to implementing and maintaining strong compensation practices. The Board, either directly or through its committees, regularly reviews and revises, as necessary or appropriate, the Corporation's executive and director compensation practices in light of its strategic direction, changes in its business and structure, developments in the industries in which it operates and evolutions in the compensation landscape.

Compensation-Related Highlights

• Majority of aggregate executive compensation is "at-risk"	• Comprehensive clawback policy implemented

• Annual executive bonus program with objective financial and operational metrics and rigorous targets	• Compensation program that does not incentivize undue risk or short-term focus

• Long-term incentive program with 75% of the potential awards comprising performance-based equity-based awards	• Double-trigger change of control severance provisions

• Robust shareholder engagement program that includes, among other things, compensation practices	• Minimum stock ownership requirements for directors and officers and post-retirement stock holding requirements for the Executive Chairman and Chief Executive Officer

• Strong non-compete and non-solicitation obligations and other restrictive covenants with the NEOs	• Anti-hedging policy applicable to all directors, officers and employees

Basis and Structure of Executive Compensation

Currently, executive compensation is comprised primarily of three components:

  (i)
  base salary;

  (ii)
  short-term compensation in the form of annual incentive cash bonuses; and

  (iii)
  equity-based long-term incentive awards.

The base salary is a fixed portion of the compensation while the other components are variable, payable based on a combination of performance of the relevant executive and the Corporation as well as the passage of time. In 2018, the short-term and long-term variable portions of executive compensation constituted, on average, at least a majority of each NEO's total target compensation. A core principle of the Corporation's executive compensation program is that at least a majority of compensation awarded to the NEOs, in particular to the Executive Chairman and the Chief Executive Officer, be variable, performance-based compensation and "at-risk." This type of compensation is dependent on the financial success of the Corporation and its businesses, and the performance of the Corporation's Common Shares. Accordingly, the NEOs are rewarded when they produce value for the Shareholders and other stakeholders. Elements of the Corporation's executive compensation program that fall within this category include the NEOs' annual incentive cash bonuses and equity-based long-term incentive awards.

The Corporation believes that by adding various performance-based compensation elements into its executive compensation structure, the Corporation will be able to better align executive compensation,

including short- and long-term incentives, with pay-for-performance, the goals and strategies of the Corporation, and the creation of long-term Shareholder value, all while maintaining appropriate and competitive compensation as compared to its peers. See "Statement of Executive Compensation – Incentive Plan Awards – Equity-Based Incentive Plans".

The Board, in conjunction with the Compensation Committee, annually reviews executive compensation. The Compensation Committee assesses and makes recommendations to the Board with regard to the competitiveness and appropriateness of the compensation packages of the Executive Chairman, Chief Executive Officer and such other executives and key employees of the Corporation or any of its subsidiaries as may be identified to the Compensation Committee by the Board or Chief Executive Officer.

Base Salary

The Corporation pays base salaries, which are the fixed component of executive compensation paid in cash, in order to establish a pay foundation at competitive levels to attract and retain talented executives and to fairly compensate them for the expected daily responsibilities. The Compensation Committee and, as applicable the Executive Chairman or Chief Executive Officer, review base salaries annually following an assessment of certain performance goals and criteria, the market and peer group data and the appropriateness and reasonableness of the compensation, the performance of the Corporation, market competition for a particular position, the executive's experience, past performance and responsibilities with the Corporation, potential future responsibilities with the Corporation and long-term potential, historical compensation in prior positions, and advice from certain consultants.

2019 Notice & Management Information Circular | 21

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee annually reviews the Position Descriptions (as defined below) of each of the Chief Executive Officer and Executive Chairman, evaluates performance of each of the Chief Executive Officer's and Executive Chairman's performance against such applicable Position Description and sets each of the Chief Executive Officer's and Executive Chairman's base salary based on, among other things, the applicable evaluation.

The Chief Executive Officer or Executive Chairman, as applicable, may recommend base salary adjustments to the Compensation Committee for senior executives other than himself, including the NEOs. The Compensation Committee recommends to the Board the base salary for the Executive Chairman and Chief Executive Officer

taking into consideration, among other things, the factors noted above.

The Board and Compensation Committee, as applicable, generally review and adjust base salaries annually in the first quarter of the year, with new salaries effective either January 1 or March 1 of the applicable year and also makes periodic adjustments in connection with any applicable promotions or changes in position or responsibility. In the first quarter of 2018, the Board and CGNC Committee, as applicable, reviewed and increased the NEOs base salaries as shown below in recognition of personal performance and to continue to offer competitive base salaries.

	Base Salary Received (Annualized Rate)

Named Executive Officer	Fiscal 2018(1)	Fiscal 2017(1)	% Change

Rafael (Rafi) Ashkenazi	$993,685	$919,648	8.1%

Brian Kyle	$487,028	$476,940	2.1%

Marlon Goldstein	$611,539	$600,000	1.9%

Guy Templer	$536,393	$526,989	1.8%

Robin Chhabra	$465,850	$472,955	–1.5%

Note:

(1)
Amounts paid in Great Britain Pound Sterling were converted to U.S. dollars using an average exchange rate for the year ended December 31, 2017 and 2018 of 1.3513 and 1.3310, respectively, and amounts paid in Canadian dollars were converted to U.S. dollars using an average exchange rate for the years ended December 31, 2017 and 2018 of 0.7949 and 0.7703, respectively.

Incentive Cash Bonus

The Corporation's annual incentive cash bonus program is designed to motivate and reward members of senior management for achieving short-term performance and strategic objectives. It is designed to encourage executive officers to attain superior results according to objectives approved annually by the Board and management. Subject to the terms of each executive's employment agreement, including those of the NEOs described below under "Employment Agreements", bonuses are typically expressed as a percentage of base salary and are payable if the appropriate goals are met, and in some cases, with set minimum amounts depending on the particular executive's employment agreement or other arrangement. Incentive cash bonuses are typically paid in the calendar year following the year for which performance was measured. The key purposes of incentive bonuses are to

  (i)
  align and reward individual contributions to The Stars Group's objectives to ensure execution of key elements of its strategy and business plan,

  (ii)
  promote collaboration and teamwork while recognizing individual contributions and accomplishments, and

  (iii)
  provide a competitive target level of annual incentive compensation.

The Compensation Committee approves the strategic objectives and incentive cash bonuses for each member of senior management, including NEOs, which may not be identical, if even awarded, for any given period.

Under the Corporation's current incentive cash bonus program, which is applicable to all employees, an individual's incentive cash bonus is based on a combination of personal performance, actual Corporation performance as compared to specified growth (i.e., revenue and certain key customer activity metrics) and profitability (i.e., Adjusted EBITDA) targets and projections, and in some cases, the performance of the business unit in which the individual works. The weighting of these factors varies by individual, position and/or department, but for each of the NEOs, it is weighted 50% on personal performance and 50% on actual Corporation performance. The Compensation Committee and the Board chose these measures because they believe these measures motivate the NEOs to drive growth and profitability of the Corporation. The targets were designed to be challenging while recognizing economic and regulatory uncertainties existing at the time the goals were established, including macroeconomic and microeconomic, regulatory and currency headwinds.

22 | 2019 Notice & Management Information Circular

COMPENSATION DISCUSSION AND ANALYSIS

As it relates to personal performance targets, each NEO works with the Chief Executive Officer, Compensation Committee and Board, as applicable, to set certain personal objectives and key results and goals for himself. In addition, the Chief Executive Officer, Compensation Committee and Board, as applicable, set additional objectives and goals for the NEOs. The Chief Executive Officer, Compensation Committee and Board, as applicable, then review all of these objectives and goals to ensure that they are challenging but realistic and align with the Corporation's overall objectives. While these objectives and goals vary by NEO, they are all specific and measurable so that the Compensation Committee and Board, as applicable, can objectively determine whether they have been achieved. As it relates to Corporation performance, growth and profitability targets comprise 60% (25% based on revenue and 35% based on certain key customer activity metrics) and 40%, respectively, of the total Corporation performance portion, and these objective targets are closely correlated to the full year financial guidance ranges that the Corporation publicly reports from time to time. Calculations of a particular individual's incentive cash bonus for a given year will be determined annually based on performance. For 2018, the maximum incentive cash bonus potential for the Chief Executive Officer and each other NEO was 150% and 100%, respectively, of his or her respective base salary. Notwithstanding, the Board, in its discretion, may approve an incentive cash bonus for any NEO in excess of this amount. For the annual incentive cash bonus amounts paid to each of the NEOs, see "Statement of Executive Compensation – Summary Compensation Table". For minimum incentive cash bonuses, see "Employment Agreements" below. The Corporation's other employees may also be entitled to participate in incentive cash bonuses at various levels, including maximum bonus potential levels as a percentage of his or her base salary ranging from 15% to 100%.

The following chart shows the weighting of the relevant performance metrics with respect to the NEOs incentive cash bonuses, the actual percentage achieved with respect to each such metric and the total incentive cash bonus paid for the year ended December 31, 2018:

	Corporate Performance Metrics (50%)			Personal Metric (50%)	Annual Incentive Cash Bonus Payout (excluding any one-time transaction bonuses)(1)

NEO	Adjusted EBITDA (40% of Corporate Performance Metrics)(2)	Total Revenue (25% of Corporate Performance Metrics)(3)	Payout on Growth and Customer- Related Activity Target (35% of Corporate Performance Metrics)	Payout on Personal Performance	Total %	Bonus Payout per Achievement of Metrics $	Additional Discretionary Bonus Amount $(4)	Total Annual Incentive Cash Bonus $

Rafael (Rafi) Ashkenazi	80%	60%	45%	100%	81%	1,199,053	248,410	1,447,463

Brian Kyle	80%	60%	45%	63%	63%	294,158	13,962	308,120

Marlon Goldstein	80%	60%	45%	75%	69%	422,813	27,187	450,000

Guy Templer	80%	60%	45%	83%	73%	391,394	74,456	465,850

Robin Chhabra	80%	60%	45%	88%	75%	349,388	49,913	399,300

Notes:

(1)
Amounts paid to Messrs. Ashkenazi, Templer and Chhabra were in Great Britain Pound Sterling and were converted to U.S. dollars using an average exchange rate for the year ended December 31, 2018 of 1.3310. Amounts paid to Mr. Kyle were in Canadian dollars and were converted to U.S. dollars using an average exchange rate for the year ended December 31, 2018 of 0.7703.

(2)
Calculated based on the Corporation's publicly reported Adjusted EBITDA of $780.9 million and $600.3 million for the years ended December 31, 2018 and 2017, respectively. The Stars Group's full year 2018 financial guidance range for Adjusted EBITDA was between $755 million and $810 million.

(3)
Calculated based on the Corporation's publicly reported revenue of $2.03 billion and $1.31 billion for the years ended December 31, 2018 and 2017, respectively. The Stars Group's full year 2018 financial guidance range for revenue was between $1.995 billion and $2.145 billion.

(4)
Discretionary bonus amounts are determined based on certain factors not necessarily considered or otherwise reflected by the other performance metrics that were set at the beginning of the year, including, but not limited to, executive leadership and extraordinary dedication and commitment, non-quantitative accomplishments, and other considerations, such as significant contributions to the growth of the Corporation's core business and organic development, while mitigating significant regulatory and other headwinds outside of management's control. Specifically with respect to Mr. Ashkenazi, in addition to considering the factors noted above, the Compensation Committee and the Board considered, among other factors, Mr. Ashkenazi's extraordinary leadership through the Corporation's transformation, achieved through significant growth and development, into one of the world's largest publicly listed online gaming companies, navigation of significant regulatory challenges in the core business, positioning of the business to enter the burgeoning U.S. market, including through necessary market access agreements, and exceptional feedback and ratings by employees around the world.

2019 Notice & Management Information Circular | 23

COMPENSATION DISCUSSION AND ANALYSIS

Based on the NEOs' achievement levels of the 2018 incentive cash bonus metric targets as noted above, the Compensation Committee believes that these targets were appropriately rigorous and challenging as well as achievable and motivating.

The Compensation Committee or management, as applicable, may in the future adjust the structure of the incentive cash bonus program for the Corporation's employees to ensure that it is providing appropriate and competitive incentives. For example, the Corporation continues to review and assess the importance of its key customer metrics as it relates to its evaluation of the business, its performance and the trends affecting the same, including, customer engagement, gameplay, depositing activity, satisfaction, and various other customer trends, and may in the future determine that other metrics provide better measures of performance for strategy and decision-making purposes.

Discretionary One-Time Bonuses

The Board recognizes that compensation might be warranted for the Corporation's executives for reasons outside the scope of the performance metrics used in the Corporation's regular executive compensation program. From time to time, the Compensation Committee may consider one-time discretionary cash or equity-based bonus to one or more of the NEOs. Discretionary bonus awards are generally designed to reward extraordinary individual performance, new responsibilities or successful achievement or completion of initiatives or goals during the course of the year that may not otherwise be taken into account in the Corporation's regular executive compensation program.

For example, based upon the recommendation of the CGNC Committee as well as the recognition and consideration of the input from various stakeholders, including the Corporation's significant Shareholders, the Board approved paying each NEO a transaction bonus in recognition of the significant contributions to the Corporation, including their respective efforts and assistance in connection with completing the Acquisitions and related financings, in the following approximate amounts: Mr. Ashkenazi – $1,500,000; Mr. Kyle – $400,000; Mr. Goldstein – $350,000; Mr. Templer – $350,000; and Mr. Chhabra – $700,000. The Acquisitions, which had an aggregate purchase price under the transaction agreements of $4.7 billion for SBG and $435 million for BetEasy (inclusive of $117.7 million to acquire the previously announced 62% equity interest in BetEasy), resulted in the Corporation becoming the then largest publicly listed online gaming company in the world and a leading online gaming operator in both the United Kingdom and Australian markets, which are the largest and second largest regulated online gaming markets in the world, respectively. See "Landmark, Transformative Year in 2018 ", above.

Equity-Based Long-Term Incentive Awards

The Corporation maintains an equity-based long-term incentive award program to align the interests of its executives with those of its Shareholders by focusing its executives on long-term objectives over a multi-year period, with the value of the awards fluctuating based on stock price movement. Equity-based long-term incentive awards allow the Corporation to, among other things, promote the interests of the Corporation and its Shareholders by:

  (i)
  providing certain of its executives, including the NEOs, and key employees with greater incentives to further develop and promote the success of the Corporation, thus creating value for its Shareholders;

  (ii)
  further aligning the interests of its executives, including the NEOs, and key employees with those of its Shareholders generally through ownership of Common Shares or right to receive Common Shares; and

  (iii)
  assisting the Corporation in attracting, retaining and motivating its executives, including the NEOs, and key employees.

More specifically, equity-based long-term incentive awards under the 2015 Equity Incentive Plan dated June 22, 2015 as amended and restated on May 10, 2018 (the "2015 Equity Incentive Plan") are granted to participants whose skill, performance and retention are vital to its success, which currently includes the NEOs and certain other key executives and employees.

The Corporation currently makes its equity grants under the 2015 Equity Incentive Plan, which provides for grants of stock options ("Options"), RSUs, DSUs, PSUs, restricted shares, and other Common Share-based awards as the Board may determine. Prior to the 2015 annual Shareholder meeting (the "2015 Annual Meeting"), the Corporation granted equity-based awards (which consisted only of Options) solely under its 2010 stock option plan, as amended from time to time (the "2010 Stock Option Plan" and together with the 2015 Equity Incentive Plan, the "Equity Incentive Plans"). The Corporation no longer grants Options under the 2010 Stock Option Plan, but it remains in effect only to govern the terms of outstanding Options granted prior to the 2015 Annual Meeting.

In 2018, there were equity award grants made to executives, including the NEOs, under the 2015 Equity Incentive Plan. For equity awards held by the NEOs, see "Incentive Plan Awards – Outstanding Share-based Awards and Option-based Awards".

24 | 2019 Notice & Management Information Circular

COMPENSATION DISCUSSION AND ANALYSIS

2018 Long-Term Incentive Awards

The 2018 regular, annual long-term incentive equity award program for the NEOs and certain other senior management was comprised of 75% PSUs and 25% RSUs (in each case based on grant date fair value as determined by the Compensation Committee). The allocation between PSUs and RSUs is intended to align a substantial portion of the NEOs compensation to the Corporation's long-term financial performance and to creating value for Shareholders.

Similar to the 2017 long-term incentive awards, the RSUs vest in equal annual installments over a four-year period, generally subject to continued employment through each vesting date.

Also similar to the 2017 long-term incentive awards, the PSUs vest on the third anniversary of the grant date, provided the Corporation has attained its specified performance targets for the applicable three-year performance period and the individual remains employed or engaged by the Corporation. The Compensation Committee will determine whether the performance metrics are achieved. Half of the PSUs are earned based on average year-over-year growth percentages in revenue and half are earned based on average year-over-year growth percentages in "Plan Adjusted EBITDA," in each case subject to equitable adjustment by the Compensation Committee to reflect the impact of

  (i)
  changes in tax laws, accounting principles or other laws or provisions affecting reported results,

  (ii)
  movements of at least five percent in foreign exchange,

  (iii)
  any purchase, acquisition, sale, disposition or write-down of a significant amount of assets or a significant business or joint venture,

  (iv)
  any uninsured catastrophic losses or extraordinary non-recurring items as described in applicable accounting standards or in management's discussion and analysis of financial performance appearing in the Corporation's annual report to shareholders or financial report for the applicable year,

  (v)
  materially adverse regulatory actions, or

  (vi)
  any other similar items.

The intended result of any such adjustment would be to maintain the criteria for evaluating performance substantially the same following such event as it was prior to such event. The Board believes permitting such adjustments is useful because, among other things, the industry in which the Corporation operates tends to be subject to external factors and changes that are outside of management's control, in particular those related to regulatory and tax matters, and the Corporation's operations are global and are therefore impacted by changes in fluctuations in foreign exchange rates. "Plan Adjusted EBITDA" means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, gaming duties, legal and lobbying expenses, termination payments, loyalty bonuses, and certain other income and expenses.

With regard to PSU performance metrics, at the threshold level, 50% of the PSUs eligible to vest for the revenue metric will vest and 25% of the PSUs eligible to vest for the Plan Adjusted EBITDA metric will vest, at the target performance level for each performance metric, 100% of the granted PSUs will vest, and at the maximum performance level, 150% of the granted PSUs will vest (in each case determined separately for revenue and Plan Adjusted EBITDA). For performance falling between the levels, the actual amount vested will be calculated by linear interpolation. In addition, PSUs are subject to a total return condition (the "TSR Condition") that caps the maximum number of PSUs that can vest at 100% of the granted PSUs if the TSR Condition is not met when the Compensation Committee certifies achievement of the other goals. If the maximum goals are achieved and the TSG Condition is met, up to 150% of the granted PSUs are eligible to vest and settle. With respect to PSUs granted in 2018, the TSR Condition is the achievement of at least CDN$1.00 of appreciation to the applicable grant price measured at the end of the applicable three-year performance period.

Following the end of the second year of the three-year performance period, the Compensation Committee will certify whether and to what extent the performance metrics were achieved as of the end of the second year of the full three-year performance period, and based on actual achievement as of that date, vest up to 50% of the total target PSUs. If such PSUs are vested, and subject to continued service, they will settle following the conclusion of the three-year performance period. Following the conclusion of the full three-year performance period, the Compensation Committee will certify whether and to what extent the performance metrics were achieved during the full performance period, and based on actual achievement, the relative weighting and the TSR Condition, a total number of PSUs will be eligible to vest (taking into account the PSUs that may have already vested, if any, after the second year of the three-year performance period as described above) and be settled, subject to continued employment. Any unvested PSUs will be forfeited.

Status of 2017 Long-Term Incentive Awards

In March 2019, the Compensation Committee certified that with respect to the 2017 long-term incentive award grant, the applicable revenue and Plan Adjusted EBITDA targets of 9.0% or greater and 11.0% or greater, respectively, for the two-year period ending December 31, 2018, were met or exceeded as of the end of the second year of the applicable performance period and as such, 50% of the total target PSUs vested, and subject to continued service, they will settle following the conclusion of the three-year performance period.

2019 Notice & Management Information Circular | 25

COMPENSATION DISCUSSION AND ANALYSIS

2019 Executive Long-Term Incentive Awards

For 2019, the NEOs and Executive Chairman will be granted awards pursuant to an executive long-term incentive award program. This program will be substantially similar to that described above and consists of 75% PSUs and 25% RSUs (in each case based on grant date fair value as determined by the Compensation Committee).

The RSUs vest in equal annual installments over a four-year period, generally subject to continued employment through each vesting date. The PSUs vest in equal installments on the third and fourth anniversaries of the grant date, provided the Corporation has attained its specified performance targets for the applicable three-year performance period and the individual remains employed or engaged by the Corporation. The PSUs become earned in a substantially similar manner and percentage as noted above for the 2018 long-term incentive award program as it relates to revenue and Plan Adjusted EBITDA targets, provided however that

  (i)
  at the threshold level, 25% of the PSUs eligible to vest for each revenue and Plan Adjusted EBITDA metric will vest,

  (ii)
  the amount that may become earned PSUs and vest can be modified by up to 20% (in either direction) depending on a TSR Condition as of the third and fourth anniversaries of the grant date, and

  (iii)
  at the maximum performance level, 166 2/3% (or up to 200% depending on the TSR Condition noted below) of the granted PSUs will vest (determined separately for revenue and Plan Adjusted EBITDA).

With respect to this grant, the TSR Condition, which is measured with respect to the vesting of PSUs in both years three and four, impacts vesting as follows:

  (i)
  if the highest 30-day volume weighted average price ("VWAP") in each of years three and four is at or below the price on the date of the grant, the number of PSUs that are eligible for vesting will be reduced by 20%;

  (ii)
  if such VWAPs are at least 50% above the price on the date of the grant, the number of PSUs that are eligible for vesting will neither be increased nor reduced; and

  (iii)
  if such VWAPs are at least 100% above the price on the date of the grant, the number of PSUs that are eligible for vesting will be increased by 20%.

If the TSR Condition falls within any of those prices, the applicable adjustment will be based on linear interpolation. If the TSR Condition in year three results in less than a 20% increase per the above, then the difference may be recovered by the holder, in whole or in part, in year four based on the achievement of the relevant TSR Condition in that year.

Each NEO and the Executive Chairman is required to enter into a new restrictive covenant agreement with the Corporation as a condition to receiving any awards under the 2019 executive long-term incentive plan described above. Each such restrictive covenant agreement contains, among other restrictions, customary non-compete, non-solicit and non-disparagement obligations that apply for the term of the agreement and for a period of one-year after the individual's termination, as well as customary confidentiality obligations.

Other than the NEOs and the Executive Chairman, who will receive awards only under the 2019 executive long-term incentive plan described above, certain key executives and employees who are eligible to participate in the Corporation's applicable long-term incentive awards program will receive awards in 2019 on terms substantially similar to those outlined above under "2018 Long-Term Incentive Awards".

The Compensation Committee may in the future adjust the structure of the equity-based long-term incentive awards for the executives, including the NEOs, and other key employees to ensure that it is providing appropriate and competitive long-term incentives.

Anti-Hedging Policy

The Corporation has a policy prohibiting its NEOs, directors and employees from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities of the Corporation. To the best of management's knowledge, none of the NEOs, directors and employees has purchased such financial instruments.

Automatic Share Trading Policy

The Corporation has an automatic share trading policy (the "ASTP") to allow its directors, executive officers and employees the opportunity to implement plans to realize the value of their equity and equity-based awards by purchasing or selling, on an automatic basis through independent third-party securities brokers or dealers, certain of their equity and equity-based awards in accordance with the plan. Purchases and sales of equity and equity-based awards under the ASTP are made by brokers or dealers in accordance with pre-determined parameters and/or sales schedules, which could include circumstances when participants would ordinarily not be permitted to purchase or sell their equity or equity-based awards due to restrictions under Canadian or U.S. securities laws or trading blackouts. Participants are subject to meaningful restrictions on their ability to implement, modify, suspend or terminate their participation in the ASTP.

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COMPENSATION DISCUSSION AND ANALYSIS

Stock Ownership Guidelines

To better align the interests of the Corporation's executives and non-employee directors with those of the Shareholders, the Corporation has Stock Ownership Guidelines ("Stock Ownership Guidelines"). The Stock Ownership Guidelines require the Corporation's executives, including the NEOs, and non-employee directors to own, within five years of becoming subject to the Stock Ownership Guidelines, Common Shares, RSUs or DSUs at different multiples of their respective base salary or annual retainer, as applicable, depending upon their position at the Corporation. The ownership requirement for: (i) each of the Executive Chairman and the Chief Executive Officer is three times base salary; (ii) the other executives is one times base salary; and (iii) the non-employee directors is five times the annual Board retainer. Each executive and non-employee director is expected to maintain such level of ownership for the duration of his or her employment or service with the Corporation. Additionally, each of the Executive Chairman and the Chief Executive Officer must maintain such level of ownership for a period of 12 months following his or her retirement (subject to the share re-purchase provisions in the Corporation's by-laws). Further, with respect to any awards granted under the Equity Incentive Plans, the Executive Chairman and the Chief Executive Officer each must retain all such Common Shares issued on exercise, vesting or settlement of such awards, less a permitted number to satisfy applicable withholding taxes, until the earlier of (i) one year following the date of exercise, vesting, settlement or lapse of applicable restricted period, if any, and (ii) the date he or she is no longer employed or engaged by the Corporation.

As at April 1, 2019, all the Corporation's NEOs and directors currently comply with the Stock Ownership Guidelines.

Compensation Recoupment Policy

The Board has adopted a compensation recoupment policy, also known as a clawback policy (the "Clawback Policy"), which applies to certain cash and equity-based incentive compensation of the Corporation's executive officers, certain other members of senior management, and others with material oversight responsibility over those who prepare the Corporation's financial statements (each of the foregoing, a "Designated Individual"). All or a portion of a Designated Individual's incentive compensation is generally subject to recoupment in any of the following circumstances, subject to applicable law of the jurisdiction governing the individual's employment with the Corporation: (a) as required by applicable law, rule or regulation; (b) an accounting restatement as a result of significant non-compliance with financial reporting requirements and any Designated Individual engaged in misconduct that caused or contributed to such restatement; (c) certain errors in calculating financial or operating measures used to determine the incentive compensation; and (d) if the Designated

Individual engaged in misconduct or in any act or omission that causes or would reasonably be expected to cause material financial, operational or reputational harm to the Corporation or would entitle the Corporation to terminate the Designated Individual for cause.

Other Benefits

The Corporation provides benefits and limited perquisites to its NEOs on a basis that is competitive with market practices. In addition, NEOs resident in Canada can participate in the DPSP, NEOs resident in the United States can participate in the 401(k) Plan, NEOs resident in the Isle of Man can participate in the IoM Pension Plan and NEOs resident in the United Kingdom can participate in the UK Pension Plan (as each such term is defined under "Statement of Executive Compensation – Pension Plan Benefits"). See "Statement of Executive Compensation – Pension Plan Benefits".

Rationale for and Risks Associated with the Corporation's Compensation Policies and Practices

Executive compensation consists of both fixed and variable components. See "Statement of Executive Compensation – Basis and Structure of Executive Compensation". The fixed component (i.e., base salary) of compensation is designed to provide a steady income so that executives do not feel pressured to focus primarily on short-term gains or annual stock price performance, which may be detrimental to the business, long-term appreciation and creation of Shareholder value. The variable component of compensation (i.e., incentive cash bonuses and equity-based long-term incentive awards) is designed to reward both individual performance and overall corporate performance, as well as align the interests of the executives, Corporation and Shareholders. The Corporation believes that the variable component of compensation is consistent with pay-for-performance and sufficient to motivate executives to achieve short- and long-term corporate objectives while the fixed component is sufficient to discourage executives from taking unnecessary or excessive risks in doing so.

The Compensation Committee believes that the current performance metrics and performance period of its equity-based long-term incentive awards, and the current performance metrics of its incentive cash bonuses, tie to the Corporation's long-term strategy and objectives in that such metrics are used by management as key metrics in evaluating the Corporation's operating results and for long-term financial and operational decision-making purposes. These metrics also are used by the Shareholders in evaluating financial and operational performance, enable comparison of financial results between periods where certain items may vary independent of business performance, and enhance the overall understanding of the Corporation's past performance and future prospects, as well as its performance

2019 Notice & Management Information Circular | 27

COMPENSATION DISCUSSION AND ANALYSIS

against peers and competitors. In addition, as it relates to the key customer metrics used in the incentive cash bonus determinations, the Corporation uses such metrics to evaluate its business, measure performance, identify trends affecting the same, formulate business plans and make strategic decisions. The Compensation Committee also believes that despite some overlap between the metrics used for determining the equity-based long-term incentive awards and incentive cash bonus portions of total executive compensation, i.e., revenue, Adjusted EBITDA and Plan Adjusted EBITDA, given that such metrics are weighted differently, measured over a different time period, and in the case of Adjusted EBITDA and Plan Adjusted EBITDA, calculated slightly differently, and given that the incentive cash bonus portion also includes key customer metrics, there is a minimal risk of duplicative awards. Executives are prohibited under the Corporation's anti-hedging policy from taking actions to reduce the alignment of their equity awards with long-term share performance.

The Clawback Policy also contributes to the Corporation's risk mitigation efforts. Furthermore, executives are subject to Stock Ownership Guidelines and the Executive Chairman and Chief Executive Officer are subject to holding period requirements in respect of Common Shares issued in respect of awards under the Equity Incentive Plans.

Based on the governance policies in place and its risk assessment, the Compensation Committee believes that the Corporation's compensation policies are not reasonably likely to have a material adverse effect on the Corporation.

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SUMMARY COMPENSATION TABLE

SUMMARY COMPENSATION TABLE

As discussed above under "Landmark, Transformative Year in 2018 ", during the period from mid-2017 through December 2018, the Corporation completed a number of transformative transactions, including the Acquisitions, which nearly doubled the size of the Corporation and the size of its workforce, and resulted in The Stars Group becoming one of the world's largest publicly listed online gaming companies.

The following table provides a summary of the compensation earned by the NEOs of the Corporation, being its Chief Executive Officer, its Chief Financial Officer and the three other most highly compensated executive officers of the Corporation, including any of its subsidiaries, or those individuals acting in a similar capacity, who each earned total compensation that exceeded CDN$150,000 in 2018.

						Non-equity incentive plan
						compensation
			Share-			($)

Name and principal position	Year	Salary ($)	based long-term incentive awards(1) ($)		Option- based awards ($)	Annual and discretionary incentive cash bonus(2)	Long- term incentive plans	Pension value ($)	All other compensation ($)(3)	Total compensation ($)

Rafael (Rafi) Ashkenazi,	2018	993,685	2,488,744	(5)	—	2,976,752	—	—	144,819	6,603,999

Director and Chief	2017	919,648	1,593,972		—	1,162,078	—	—	140,260	3,815,958

Executive Officer of	2016	670,144	—		—	674,653	—	—	140,578	1,485,375
The Stars Group and Chief Executive Officer of Stars Interactive Group (4)

Brian Kyle,	2018	487,028	706,843		—	718,679	—	10,206	50,274	1,973,030

Chief Financial Officer of	2017	242,251	478,360		—	198,722	—	9,539	45,587	974,459

The Stars Group (6)	2016	—	—		—	—	—	—	—	—

Marlon Goldstein,	2018	611,539	917,252		—	800,000	—	18,500	14,608	2,361,898

Executive VP & Chief	2017	600,000	628,255		—	450,000	—	18,000	15,936	1,712,191

Legal Officer of The Stars Group	2016	551,282	—		—	412,500	—	11,051	27,628	1,002,461

Guy Templer,	2018	536,393	818,622		—	822,684	—	37,548	39,972	2,255,219

Chief Operating Officer	2017	526,989	507,989		—	405,376	—	36,889	53,409	1,530,652

of Stars Interactive Group (7)	2016	427,325	—		—	427,325	—	29,913	69,570	954,133

Robin Chhabra,	2018	465,850	1,033,345		—	1,105,309	—	32,610	119,790	2,756,903

Chief Corporate	2017	157,643	775,393		—	202,688	—	11,027	108,100	1,254,851

Development Officer of The Stars Group (8)	2016	—	—		—	—	—	—	—	—

Notes:

(1)
Comprised of RSUs and PSUs, which are calculated based on the target performance level for each metric being met, which would result in 100% of the granted PSUs vesting during the relevant periods. The number of Common Shares issuable upon vesting and settlement of those PSUs could be from 0% to 150% of the amount of granted PSUs depending on the achievement of certain metrics and conditions being met. For additional information, see "Basis and Structure of Executive Compensation – Equity-Based Long-Term Incentive Awards" above. These amounts are calculated based on the grant date fair value of CDN$42.68 on May 11, 2018, and with respect to £250,000 granted to Mr. Chhabra under the terms of his employment agreement, a grant date fair value of CDN$36.54 on September 4, 2018. The applicable share price at the grant date was in Canadian dollars, therefore it was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2018 of 0.7703.

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SUMMARY COMPENSATION TABLE

(2)
Includes one-time transaction bonuses relating to the Acquisitions in the following approximate amounts: Mr. Ashkenazi – $1,500,000; Mr. Kyle – $400,000; Mr. Goldstein – $350,000; Mr. Templer – $350,000; and Mr. Chhabra – $700,000. For additional information, see "Basis and Structure of Executive Compensation – Discretionary One-Time Cash Bonus".

(3)
Comprised primarily of sign-on bonuses, as applicable, and allowances for medical benefits, cars, investments and/or housing, as applicable.

(4)
Mr. Ashkenazi was paid in Great Britain Pound Sterling for his services as the Chief Executive Officer of Stars Interactive Group and was paid in Canadian dollars for his services as the Chief Executive Officer of The Stars Group. Therefore, each component of his compensation paid in Great Britain Pound Sterling or Canadian dollars was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2018 of 1.331 and 0.7703, respectively. All other compensation includes $61,800 in benefits allowance and $47,005 in investment allowance paid by The Stars Group. Mr. Ashkenazi did not receive any additional compensation for serving as a director of The Stars Group.

(5)
In addition to his 2018 long-term incentive award allocation described above, this includes an award of approximately $225,000 in RSUs that Mr. Ashkenazi received as part of his 2017 annual bonus, the granting of which was delayed until May 11, 2018 as the Corporation was in a trading black-out period as a result of the combination of a strategic alternatives review and routine quarterly blackouts during the course of late 2017 through early 2018. Such RSUs will vest in equal annual installments over a three-year period beginning on May 11, 2018.

(6)
Mr. Kyle joined the Corporation as its Chief Financial Officer on June 19, 2017. Mr. Kyle was paid in Canadian dollars, therefore each element of his compensation paid in Canadian dollars was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2018 of 0.7703. All other compensation for 2018 includes CDN$50,000 in a sign-on bonus paid by The Stars Group pursuant to the terms of Mr. Kyle's employment agreement.

(7)
Mr. Templer was paid in Great Britain Pound Sterling, therefore each element of his compensation paid in Great Britain Pound Sterling was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2018 of 1.331.

(8)
Mr. Chhabra joined the Corporation as its Chief Corporate Development Officer on September 1, 2017. Mr. Chhabra was paid in Great Britain Pound Sterling, therefore each element of his compensation was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2018 of 1.331. All other compensation includes £75,000 in a sign-on bonus paid by The Stars Group pursuant to the terms of Mr. Chhabra's employment agreement.

The total compensation paid to the Corporation's NEOs in 2018 represents 0.79% of the Corporation's IFRS reported revenues for that fiscal year.

Gain on Exercise of Options During the Year

During the year ended 2018, the only NEO to exercise Options was Mr. Goldstein, who recognized an aggregate gain of $3,026,529, which is calculated based on the difference between the closing price of Common Shares on the TSX on the applicable exercise date and the exercise price of the respective Options, as converted to U.S. dollars based on the exchange rate on the date of exercise.

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PERFORMANCE GRAPH

PERFORMANCE GRAPH

The Common Shares commenced trading on the TSX Venture Exchange on July 21, 2010 and, effective October 1, 2013, began trading on the TSX. On September 22, 2014, The Stars Group was added to the S&P/TSX Composite Index, and on June 8, 2015, the Common Shares began trading on NASDAQ. The Common Shares trade on the TSX under the symbol "TSGI" and on the NASDAQ under the symbol "TSG". The following graph compares the total cumulative return on $100 invested on December 31, 2013 in Common Shares with the total cumulative return on the S&P/TSX Composite Total Return Index and the NASDAQ Composite Total Return, for the period from December 31, 2013 through December 31, 2018.

*
Source: Bloomberg

During 2018, the number of Common Shares issued and outstanding nearly doubled, increasing by 147,947,874 to a total of 273,177,244, primarily as a result of the Acquisitions, a previously disclosed underwritten equity offering and the previously disclosed mandatory conversion of all of the Corporation's then-outstanding convertible preferred shares.

From December 31, 2013 to December 31, 2018 the compensation payable to the NEOs, including as disclosed in the summary compensation table, has fluctuated, due to changes in the number of executives and senior management from year to year as well as turnover in the executive ranks and the transformation of the Corporation's business from a solely business-to-business provider to a predominantly business-to-consumer technology company initially focused on one product, online poker, and now further diversified among product offerings (e.g., casino and sportsbook)

and geographies, following the Corporation's acquisition of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, "Stars Interactive Group") in August 2014 (the "Stars Interactive Group Acquisition"), SBG in July 2018, and an 80% equity interest in BetEasy between February 2018 and April 2018. Compensation decisions are based upon, among other things, an individual's performance, level of expertise, responsibilities and length of service to the Corporation, with incentive cash bonuses and equity-based long-term incentive awards granted as incentives for performance and contributions to the achievement of certain corporate targets and goals. Compensation values as disclosed in the summary compensation table are not directly related to share performance. However, share performance does directly affect the value to be realized by the NEOs from any long-term equity incentive awards. See "Basis and Structure of Executive Compensation" above.

2019 Notice & Management Information Circular | 31

EMPLOYMENT AGREEMENTS

EMPLOYMENT AGREEMENTS

Set forth below are general summaries of the material terms of the employment agreements of each NEO in effect as at December 31, 2018, which are qualified in their entirety by the full text of their respective employment agreement.

Employment Agreement of Mr. Rafael (Rafi) Ashkenazi, Chief Executive Officer of the Corporation and Chief Executive Officer of Stars Interactive Group

Pursuant to the terms of his employment agreement and related employment letters in effect during the year ended December 31, 2018, Mr. Ashkenazi was employed as Chief Executive Officer of The Stars Group and Stars Interactive Group for a term of two years through November 4, 2017, and automatically renewing for subsequent one-year terms unless terminated by either Mr. Ashkenazi or the Corporation upon six months' prior notice, or unless sooner terminated in accordance with the terms of his employment agreement. In addition to his base salary, Mr. Ashkenazi was eligible to participate in the incentive cash bonus and equity-based long-term incentive awards programs set out above under "Basis and Structure of Executive Compensation" and any other incentive plan that the Corporation may from time to time adopt. Although Mr. Ashkenazi was eligible to participate in the IoM Pension Plan (hereinafter defined), he elected not to do so, and received an "investment allowance" equal to an aggregate amount of 7% of his annual base salary, payable monthly, in lieu thereof pursuant to applicable law and subject to applicable taxes. Mr. Ashkenazi's employment agreement contained standard non-competition and non-solicitation provisions which respectively survive six months and one year following termination of employment, and standard confidentiality obligations which survive indefinitely. Mr. Ashkenazi is not compensated for serving as a director of The Stars Group.

On April 9, 2019, Mr. Ashkenazi entered into an amended and restated employment agreement with the Corporation on substantially similar terms as his prior agreement, which, among other things, extends the term of his employment through December 31, 2023.

Employment Agreement of Mr. Brian Kyle, Chief Financial Officer

Pursuant to the terms of his employment agreement, Mr. Brian Kyle is the Chief Financial Officer of the Corporation for an indefinite term and his employment agreement shall continue unless sooner terminated in accordance with its terms. In addition to his base salary, Mr. Kyle is eligible to participate in the incentive cash bonus and equity-based long-term incentive awards programs set out above under "Basis and Structure of Executive Compensation" and any other incentive plan that the Corporation may from time to time adopt. During the year ended December 31, 2018, Mr. Kyle participated in the DPSP (hereinafter defined), and the value of Mr. Kyle's benefits under the DPSP during that period are summarized under the "Pension Plan Benefits" heading below. Mr. Kyle's employment agreement contains standard non-competition and non-solicitation provisions which each survive for one year following termination of employment, and standard confidentiality obligations which survive indefinitely.

Employment Agreement of Mr. Marlon D. Goldstein, Executive Vice President and Chief Legal Officer & Secretary

Pursuant to the terms of his employment agreement in effect during the year ended December 31, 2018, Mr. Marlon D. Goldstein is the Executive Vice President and Chief Legal Officer of the Corporation and his employment agreement was for an initial term of five years through January 25, 2019, and automatically renewing for subsequent one-year terms unless sooner terminated in accordance with its terms. In addition to his base salary, Mr. Goldstein was eligible to participate in the incentive cash bonus and equity-based long-term incentive awards programs set out above under "Basis and Structure of Executive Compensation" and any other incentive plan that the Corporation may from time to time adopt. During the year ended December 31, 2018, Mr. Goldstein participated in the 401(k) Plan (hereinafter defined), and the value of Mr. Goldstein's benefits under the 401(k) Plan during that period are summarized under the "Pension Plan Benefits" heading below. Mr. Goldstein's employment agreement contained non-solicitation provisions which survive for one year following termination of employment, and confidentiality obligations which survive indefinitely.

On February 25, 2019, Mr. Goldstein entered into an amended and restated employment agreement with the Corporation on substantially similar terms as his prior agreement, which, among other things, extends the term of his employment through April 1, 2023. In lieu of his prior right to terminate his employment for good reason due to the departure of certain former executives and receive the applicable severance payments related thereto, as well as a reduction in his other severance entitlements, the Corporation and Mr. Goldstein agreed to a one-time cash retention payment of $1,800,000, less applicable withholdings, which was paid in February 2019.

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EMPLOYMENT AGREEMENTS

Employment Agreement of Mr. Guy Templer, Chief Operating Officer of Stars Interactive Group

Pursuant to the terms of his employment agreement, Mr. Templer is currently employed as Chief Operating Officer of Stars Interactive Group for a term of two years, automatically renewing for subsequent one-year terms, unless terminated by either Mr. Templer or Stars Interactive Group upon 12 months' prior notice, or unless sooner terminated in accordance with the terms of his employment agreement. In addition to his base salary, Mr. Templer is eligible to participate in the incentive cash bonus and equity-based long-term incentive awards programs set out above under "Basis and Structure of Executive Compensation" and any other incentive plan that the Corporation may from time to time adopt. During the year ended December 31, 2018, Mr. Templer participated in the IoM Pension Plan (hereinafter defined), and the value of Mr. Templer's benefits under the IoM Plan during that period are summarized under the "Pension Plan Benefits" heading below. Mr. Templer's employment agreement contains standard non-competition and non-solicitation provisions which respectively survive six months and one year following termination of employment, and standard confidentiality obligations which survive indefinitely.

Employment Agreement of Mr. Chhabra, Chief Corporate Development Officer

Pursuant to the terms of his employment agreement, Mr. Chhabra is the Chief Corporate Development Officer of the Corporation for an indefinite term and his employment agreement shall continue unless sooner terminated in accordance with its terms. In addition to his base salary, Mr. Chhabra is eligible to participate in the incentive cash bonus and equity-based long-term incentive awards programs set out above under "Basis and Structure of Executive Compensation" and any other incentive plan that the Corporation may from time to time adopt. During the year ended December 31, 2018, Mr. Chhabra participated in the UK Pension Plan (hereinafter defined), and the value of Mr. Chhabra's benefits under the UK Pension Plan during that period are summarized under the "Pension Plan Benefits" heading below. Mr. Chhabra's employment agreement contains standard non-competition and non-solicitation provisions which each survive for one year following termination of employment, and standard confidentiality obligations which survive indefinitely.

Employment Agreement of Mr. Gadhia, Executive Chairman

On April 4, 2019, Mr. Gadhia entered into an employment agreement with the Corporation with an effective date of April 4, 2019 and a term through the Corporation's annual meeting of Shareholders in 2023. Mr. Gadhia's employment agreement provides that his role as Executive Chairman includes those duties outlined below under "Position Descriptions – Chair of the Board", as well as additional duties, including, among others, supporting the Chief Executive Officer in carrying out his duties, acting as an adviser and confidant to the Chief Executive Officer, overseeing investigation and major litigation matters, as appropriate, providing assistance to the Chief Executive Officer with certain obligations and tasks, including with respect to strategy, financial plans, U.S. expansion matters, and strategic transactions and joint ventures, and working with the Chief Executive Officer to recommend compensation and succession planning for key executives. Pursuant to his employment agreement, Mr. Gadhia is entitled to receive compensation that is substantially similar to the amounts described under "Director Compensation – Narrative Discussion" below. Mr. Gadhia is also eligible to participate in the executive long-term incentive award program set out above under "Basis and Structure of Executive Compensation".

TERMINATION AND CHANGE OF CONTROL BENEFITS

As described in more detail below, each of the employment agreements or applicable long-term incentive award agreements entered into with the NEOs provide for a "double trigger" with respect to vesting of equity-based awards upon a change of control. A "double trigger" means that the early vesting of equity-based awards requires the occurrence of both (i) a "change of control" and (ii) the termination of the NEO's employment without cause or the NEO termination of employment for good reason.

In addition to standard termination provisions, including upon death or disability, the terms of Mr. Ashkenazi's employment agreement provide that his employment may be terminated at any time for cause. As at December 31, 2018, had it terminated his employment without cause or had he been terminated in connection with a change of control, Mr. Ashkenazi would have been entitled to an amount equal to one and a half (1.5) times the sum of his annual base salary in lieu of any required notice period, plus certain accrued holiday entitlements and the pro rata portion of any bonus to which Mr. Ashkenazi was entitled for the year most recently ended. Beginning as of January 1, 2019, Mr. Ashkenazi's termination for good cause (as defined in his employment agreement), which generally includes certain termination-related events in connection with or following a change of control, or Stars Interactive Group's termination without cause, Mr. Ashkenazi will be entitled to receive an amount equal to one and a half (1.5) times the his annual base salary and 150% of his target annual bonus, plus any acceleration of vesting called for under the terms of all unvested equity awards held by him. At Stars Interactive Group's option, in lieu of providing six months' notice as required by applicable law, it may pay him an amount equal to the six months' of his annual base salary.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

Mr. Kyle's employment agreement provides that in addition to standard termination provisions, including upon death or disability, the Corporation may terminate his employment at any time for cause. His employment agreement also provides that the Corporation may terminate his employment at any time without cause by paying to him an amount equal to one (1) times his annual base salary, car allowance and target bonus to which he was eligible, and Mr. Kyle will continue to participate in certain of the Corporation's benefits for a period of 12 months following the end of his employment. Mr. Kyle may terminate his employment upon 60-days' prior written notice.

In addition to standard termination provisions, including upon death or disability, the terms of Mr. Goldstein's employment agreement provide that his employment may be terminated at any time for cause, upon a decision of the Board made at a duly called meeting to which he was invited. His employment agreement also provides that he may terminate his employment without good reason after providing the Corporation with 30-days' prior written notice. As of December 31, 2018, if the Board had terminated Mr. Goldstein's employment without cause or if Mr. Goldstein terminated his employment for good reason, including in each case in connection with or following a change of control, he would have be entitled to an amount generally equal to three (3) times his annual base salary and target or actual bonus, and unless otherwise provided in an award agreement or other written agreement, 50% vesting of any unvested equity awards granted on or after January 1, 2018 and full vesting of any unvested equity awards granted prior to January 1, 2018 (in each case, including at the highest applicable target levels for performance-based awards). Beginning as of January 1, 2019, under the same scenarios, Mr. Goldstein will generally be entitled to (i) an amount generally equal to one and a half (1.5) times the sum of his annual base salary plus the greater of two (2) times the greater of his target bonus or his actual bonus (each for any of the three preceding years), (ii) an amount generally equal to the greater of his target bonus or a prorated bonus based on actual performance for the termination year, and (iii) unless otherwise provided in an award agreement or other written agreement, 100% vesting of any unvested equity awards granted on or after January 1, 2018 if on or following a change in control (including at the highest applicable target levels for performance-based awards. Under such scenarios, Mr. Goldstein would also be entitled to accrued obligations (as such term is defined in his employment agreement) as of the termination date of his employment agreement, as well as the continuation of certain health benefits.

Mr. Templer's employment agreement provides for substantially similar termination provisions as that of Mr. Ashkenazi's prior employment agreement, with the exception that the severance amount payable in connection with the termination of employment by Stars Interactive Group in lieu of the required prior notice is one (1) time his annual salary then in effect, plus certain accrued holiday entitlements and the pro rata portion of any bonus to which

Mr. Templer was entitled for the year most recently ended. Also, Mr. Templer's employment agreement is silent as it relates to severance amounts payable in connection with a change of control.

Mr. Chhabra's employment agreement provides that in addition to standard termination provisions, the Corporation may terminate his employment at any time for cause. His employment agreement also provides that the Corporation may terminate his employment upon 12 months' prior notice, provided that the Corporation can also terminate his employment at any time without cause by paying to him an amount equal to one (1) time his annual salary and benefits then in effect, plus certain accrued holiday entitlements.

Mr. Gadhia's employment agreement provides for substantially similar termination provisions as that of Mr. Ashkenazi, with the exception that the amount of bonus that Mr. Gadhia would be entitled to receive in connection with the termination of his employment by the Corporation or by Mr. Gadhia for good reason is equal to his actual bonus for the prior year, if any.

As for the treatment of the Options or equity awards (including RSUs, PSUs and DSUs) in connection with a change of control of the Corporation, see "Incentive Plan Awards – The 2010 Stock Option Plan – Termination of Options" and "Incentive Plan Awards – The 2015 Equity Incentive Plan – Change in Control" sections below. A "change of control", for the purpose of such employment agreements, generally means the occurrence of: (a) an amalgamation, arrangement, merger, takeover bid, consolidation or other transaction as a result of which the Corporation is not the surviving or continuing corporation or entity (subject to certain exceptions, including transactions with wholly owned subsidiaries, and transactions in which there is no substantial change in the Shareholders and the outstanding Options and/or other equity awards are assumed or replaced by the successor or continuing corporation); (b) a dissolution or liquidation of the Corporation; (c) the sale of all or substantially all of the assets of the Corporation; (d) a business combination (going private transaction); or (e) any other transaction or series of related transactions which does not result in the Shareholders immediately prior to such transaction or series of related transactions holding 50% or more of the voting power of the surviving or continuing entity following such transaction or series of related transactions.

If the employment of any of the NEOs is terminated without cause, the right to exercise any vested Options granted under the 2010 Stock Option Plan ends on the 90th day following the date when such NEO ceased being in the Corporation's active service or employment. The NEO's right to exercise any Options granted under the 2015 Equity Incentive Plan ends on the earlier of (i) 90 days after termination and (ii) the expiry date of the Option. If a NEO's employment is terminated for cause, any Options granted under the 2010 Stock Option Plan or the equity-based awards granted under the 2015 Equity Incentive Plan will be deemed to have been

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TERMINATION AND CHANGE OF CONTROL BENEFITS

cancelled immediately on the date that he or she is required to stop reporting to work. For further information on the treatment of Options granted under the 2010 Stock Option Plan and equity-based awards granted under the 2015 Equity Incentive Plan in similar circumstances, see "Statement of Executive Compensation – Equity-Based Incentive Plans ".

As of the date hereof, no incremental amount is currently payable to any NEO who continued to serve as a NEO as at December 31,

2018 in connection with the termination of the NEO's employment for cause or retirement. The following chart shows the estimated incremental payments to each continuing NEO at, following or in connection with the NEO's death or disability, termination without cause or for good reason, termination without cause or for good reason following a change of control, or resignation or retirement, in each case, assuming the triggering event took place on December 31, 2018 and based on the closing price of the Common Shares on such date:

NEOs	Category of Payment	Termination by Reason of Death or Disability	Termination Without Cause or For Good Reason	Termination Without Cause or For Good Reason Following a Change In Control	Resignation and/or Retirement

Rafael (Rafi) Ashkenazi,	Severance	$1,663,750	$2,368,481	$2,368,481	$0

Chief Executive Officer of The Stars Group	Equity-based awards(2)	$3,117,840	$957,139	$2,595,578	$0

and Chief Executive Officer of Stars Interactive Group (1)	Total	$4,781,590	$3,325,621	$4,964,059	$0

Brian Kyle,	Severance	$192,575	$977,511	$977,511	$0

Chief Financial Officer of The Stars Group (3)	Equity-based awards(2)	$753,527	$279,384	$753,527	$0

	Total	$946,102	$1,256,895	$1,731,038	$0

Marlon Goldstein,	Severance	$830,313	$3,749,135	$3,749,135	$0

Executive VP & Chief Legal Officer of The	Equity-based awards(2)	$1,246,424	$1,246,424	$1,246,424	$0

Stars Group	Total	$2,076,737	$4,995,559	$4,995,559	$0

Guy Templer,	Severance	$1,663,750	$1,137,845	$1,137,845	$0

Chief Operating Officer of Stars Interactive	Equity-based awards(2)	$1,258,895	$307,455	$839,986	$0

Group (1)	Total	$2,922,645	$1,445,300	$1,977,831	$0

Robin Chhabra,	Severance	$1,663,750	$976,493	$976,493	$0

Chief Corporate Development Officer of The	Equity-based awards(2)	$1,243,531	$470,212	$1,243,531	$0

Stars Group (1)	Total	$2,907,281	$1,446,706	$2,220,025	$0

Notes:

(1)
Messrs. Ashkenazi, Chhabra and Templer are paid in Great Britain Pound Sterling, therefore the calculation of their severance amount was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2018 of 1.331.

(2)
With respect to Options, these amounts are calculated based on the difference between the closing price of Common Shares on the TSX of CDN$22.54 on December 31, 2018 and the exercise price of the Options, and with respect to RSUs and PSUs, these amounts are calculated based on the closing price of Common Shares on the TSX of CDN$22.54 on December 31, 2018. For the purposes of these calculations, the closing price of the Common Shares was converted from Canadian dollars to U.S. dollars using an exchange rate of 0.7330 as of December 31, 2018. With respect to PSUs, these amounts are calculated based on the target performance level for each metric being met, which would result in 100% of the granted PSUs vesting during the relevant periods, except for Mr. Goldstein, whose employment agreement provides that such amounts are calculated based on the highest applicable target performance level for each metric being met, which would result in 150% of the granted PSUs vesting during the relevant periods. For additional information, see "Basis and Structure of Executive Compensation – Equity-Based Long-Term Incentive Awards" and "Termination and Change of Control Benefits", above.

(3)
Mr. Kyle is paid in Canadian dollars, therefore the calculation of his severance amount was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2018 of 0.7703.

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INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets forth information regarding all awards outstanding as of December 31, 2018 for each NEO under the Equity

Incentive Plans. There is no share-based award plan offered strictly to executive officers.

	Option-based Awards					Share-based Awards

Name	Number of securities underlying unexercised Options (#)	Option exercise price(1) ($)		Option expiration date	Value of unexercised in-the- money Options(1) ($)	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Rafael (Rafi) Ashkenazi,	225,000	14.66	(2)	October 20, 2021	418,910	110,872 (PSUs)	(3)	1,831,807	—

Director and Chief Executive Officer of The Stars Group and Chief Executive Officer of Stars Interactive Group	50,000	14.45		December 17, 2022	103,353	46,228 (RSUs)	(4)	763,771	—

Brian Kyle,	—	—		—	—	33,656 (PSUs)	(3)	556,058	—

Chief Financial Officer of The Stars Group	—	—		—	—	11,952 (RSUs	)	197,469	—

Marlon Goldstein,	200,000	22.94		September 6, 2021	—

Executive VP & Chief Legal	100,000	14.45		December 17, 2022	206,706	44,256 (PSUs)	(3)	731,190	—

Officer of The Stars Group						15,727 (RSUs	)	259,839	—

Guy Templer,	225,000	14.66		October 20, 2021	418,910	37,536 (PSUs)	(3)	620,163	—

Chief Operating Officer of Stars Interactive Group	—	—		—	—	13,305 (RSUs	)	219,823	—

Robin Chhabra,	—	—		—	—	54,520 (PSUs)	(3)	900,770

Chief Corporate Development Officer of The Stars Group	—	—		—	—	20,746 (RSUs	)	342,762	—

Notes:

(1)
These amounts are calculated based on the difference between the closing price of Common Shares on the TSX of CDN$22.54 on December 31, 2018 and the exercise price of the respective Options. For the purposes of these calculations, the closing price of the Common Shares was converted from Canadian dollars to U.S. dollars using an exchange rate of 0.7330 as of December 31, 2018.

(2)
This grant of Options under the 2010 Stock Option Plan was approved by the TSX in connection with the Stars Interactive Group Acquisition. The exercise price of such Options is equal to a price per share that is lower than the fair market value of the Common Shares at the date of grant.

(3)
These amounts are calculated based on the target performance level for each metric being met, which would result in 100% of the granted PSUs vesting during the relevant periods. For additional information, see "Basis and Structure of Executive Compensation – Equity-Based Long-Term Incentive Awards" above.

(4)
In addition to his 2018 long-term incentive award allocation described above, as part of his 2017 annual bonus Mr. Ashkenazi also received an award of approximately $225,000 in RSUs, which such units will vest in equal annual installments over a three-year period beginning on the grant date of May 11, 2018.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information for each NEO regarding the value vested of the option-based awards, share-based awards and non-equity incentive plan compensation during the year ended December 31, 2018, as if such Options, share-based awards and non-equity incentive plan compensation were exercised, converted, redeemed or exchanged, as applicable, by the NEO as of each respective vesting date during such period.

Name	Option-based awards value vested during the year ($)(1)	Share-based awards value vested during the year ($)(2)	Non-equity incentive plan compensation value earned during the year ($)(3)

Rafael (Rafi) Ashkenazi,	423,919	247,139	2,976,752
Director and Chief Executive Officer of The Stars Group and Chief Executive Officer of Stars Interactive Group

Brian Kyle,	—	73,206	718,679
Chief Financial Officer of The Stars Group

Marlon Goldstein, Executive VP & Chief Legal Officer of The Stars Group	210,275	97,419	800,000

Guy Templer, Chief Operating Officer of Stars Interactive Group	403,489	78,784	822,684

Robin Chhabra,	—	128,044	1,105,309
Chief Corporate Development Officer of The Stars Group

Notes:

(1)
These amounts are calculated based on the difference between the closing price of Common Shares on the TSX on the respective vesting dates during the year ended December 31, 2018 and the exercise price of the respective Options as if such options had been exercised on such vesting dates. The applicable Options vested on March 31, 2018, June 30, 2018, October 20, 2018 and December 17, 2018, when the closing price of Common Shares on the TSX was CDN$34.23, CDN$49.19, CDN$29.40 and CDN$21.91. For the purposes of the calculations, the price of the Common Shares was converted from Canadian dollars to U.S. dollars using an exchange rate as of such dates of 0.7747, 0.7602, 0.7631 and 0.7463.

(2)
These amounts are calculated based on the closing price of Common Shares on the TSX on the respective vesting dates during the year ended December 31, 2018. The share-based awards vested on May 11, 2018, when the closing price of Common Shares on the TSX was CDN$42.68. For the purposes of the calculations, the price of the Common Shares was converted from Canadian dollars to U.S. dollars using an exchange rate as of such date of 0.7825.

(3)
See "Summary Compensation Table" for additional information with respect to these amounts.

Equity-Based Incentive Plans

On May 14, 2015, upon a recommendation of the CGNC Committee, the Board passed a resolution adopting the 2015 Equity Incentive Plan and amendments to the 2010 Stock Option Plan (the "2010 Stock Option Plan Amendments"), each of which was approved by the Shareholders at the 2015 Annual Meeting. The purpose of the 2015 Equity Incentive Plan is to provide flexibility to the Corporation to grant, in addition to Options, other forms of equity-based incentive awards to attract, retain and motivate qualified directors, employees and consultants of the Corporation and its affiliates (as defined therein). The 2010 Stock Option Plan Amendments limit the number of shares issuable under the 2010 Stock Option Plan to the number of Options outstanding as of the 2015 Annual Meeting and extend the expiry date of certain outstanding Options issued under the 2010 Stock Option Plan for twenty-four (24) months from their original expiry dates. Since the 2015 Annual Meeting, all grants of equity-based awards by the

Corporation have been made under the 2015 Equity Incentive Plan only, and the 2010 Stock Option Plan, as amended, has remained in effect exclusively in respect of outstanding Options granted thereunder.

On April 4, 2018, upon a recommendation of the CGNC Committee, the Board passed a resolution adopting several amendments to the 2015 Equity Incentive Plan, and those amendments that required Shareholder approval were approved by the Shareholders at the 2018 Annual Meeting. These amendments:

  (i)
  increased the limit on the granting of awards to a director in any year from CDN$100,000 to CDN$150,000, of which no more than CDN$100,000 may be granted in the form of Options (such limits do not apply to DSUs granted to a director in lieu of any cash retainer or meeting fees);

  (ii)
  changed the name of the Corporation to its current legal name (i.e., The Stars Group Inc.) throughout;

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INCENTIVE PLAN AWARDS

  (iii)
  updated the notice address to the new head office of the Corporation located in Toronto, Ontario, and

  (iv)
  changed the choice of law and submission to jurisdiction from Quebec to Ontario in respect of any awards granted after April 4, 2018.

These amendments reflect the limits permitted under the then-applicable proxy voting guidelines issued by Institutional Shareholder Services as well as the change in the Corporation's name and its continuance into the Province of Ontario as approved by the Shareholders in 2017.

The 2010 Stock Option Plan

The Board may no longer grant Options under the 2010 Stock Option Plan but outstanding Options still remain governed by its terms. Set forth below is a summary of certain key terms of the 2010 Stock Option Plan.

Eligibility

Prior to the 2010 Stock Option Plan Amendments, all directors, officers, employees and consultants of the Corporation or any of its subsidiaries were eligible to receive Options. Under the terms of the 2010 Stock Option Plan, the aggregate number of Common Shares issued to insiders of the Corporation within any one-year period, or issuable to insiders of the Corporation at any time, under all security-based compensation arrangements of the Corporation, could not exceed 10% of the total number of issued and outstanding Common Shares at such time. The number of Common Shares that were, at any time, issuable within any 12-month period under the 2010 Stock Option Plan on the exercise of Options or pursuant to other security-based compensation arrangements of the Corporation,

  (i)
  to any one participant were not to exceed 5% of the then issued and outstanding Common Shares,

  (ii)
  to any consultant were not to exceed 2% of the then issued and outstanding Common Shares, and

  (iii)
  to any employee conducting investor relations activities were not to exceed an aggregate of 2% of the then issued and outstanding Common Shares to all employees conducting investor relations activities.

Term, Vesting and Exercise Price of Options

All outstanding Options granted pursuant to the terms of the 2010 Stock Option Plan originally had five-year terms to expiry. However, pursuant to the 2010 Stock Option Plan Amendments, the expiry date of certain outstanding Options was extended for twenty-four (24) months from their original expiry dates. The extension was automatic for Canadian Taxpayers, but Foreign Taxpayers (as such terms are defined in the 2010 Stock Option Plan Amendments) had to elect to have such extension apply to any or all of their Options by giving written notice to the Corporation of such election. In the case of Foreign Taxpayers, the extension was also subject to Board approval.

The exercise price of the Options is fixed at the date of grant and is based on the closing price of the Common Shares on the TSX on the day prior to the date of grant. Generally, and unless otherwise determined by the Board in its discretion, such Options vest in equal annual amounts on each of the first, second, third and fourth anniversaries of the date of grant.

Termination of Options

If an optionee ceases to be in active employment or service with the Corporation or one of its subsidiaries (for any reason other than death, disability or termination for cause), the rights of such optionee to exercise any vested Options shall cease on the 90th day following the date when such optionee ceased to be in active employment or service with the Corporation or any of its subsidiaries, provided that, within such 90-day period, the optionee may only exercise such Options to the extent that he or she was entitled to exercise them on the day immediately preceding the date he or she ceased to be in active employment or service with the Corporation or one of its subsidiaries.

If an optionee is terminated for cause, such optionee's right to exercise any Options shall be deemed to have ceased and the Options shall be deemed to have been cancelled on the day immediately preceding the earlier of the date on which the Corporation gives the participant notice of his or her termination or the date on which the Corporation requires the participant to stop reporting to work.

Upon the death of an optionee, all unvested Options shall vest immediately provided that such optionee was in active employment or service with the Corporation or under disability at the time of such death. Any Options will be exercisable for a period of up to one year following death. In the event of the disability of an optionee, any Options will continue to vest and all vested Options will be exercisable in accordance with the terms of such Options.

Upon the occurrence of a "change of control" event (as defined in the 2010 Stock Option Plan), at the option of the Corporation, any or all outstanding Options may be assumed by the successor or continuing entity (if any), or the successor or continuing entity may provide substantially similar consideration to optionees as was provided to Shareholders at the time of the occurrence of the "change of control". In the event that the successor or continuing entity refuses to assume or substitute any outstanding Options, the Corporation will so notify the optionees in writing and the optionees will have ten business days following the date that such

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notice was given to exercise the vested Options, failing which all vested and unvested Options will be deemed to expire. Notwithstanding the foregoing, (i) in the case of a takeover bid, the optionees may elect to exercise all or any of the Options (whether vested or not at the time) for the purposes of tendering such Common Shares under such formal bid, and (ii) in the case of a business combination (going private transaction), the Corporation may terminate, subject to the completion of such business combination, all of the then outstanding Options by giving at least ten days prior written notice of such termination to each of the optionees and paying to each of the optionees at the time of the completion of the business combination an amount equal to the fair market value of the Options.

Amendment and Termination of the 2010 Stock Option Plan

Subject to applicable law, the Board may at any time suspend or terminate the 2010 Stock Option Plan, provided that no such termination may cause prejudice to any outstanding Options. The Board may not make the following amendments without shareholder approval (a) an increase in the number of reserved Common Shares, (b) a reduction in the exercise price or a cancellation of Options for the purpose of re-issuing new Options in replacement thereof, (c) an extension to the term of an Option beyond its original expiration date, (d) an amendment to the class of eligible participants allowing the introduction or re-introduction of non-employee directors of the Corporation on a discretionary basis, and (e) an amendment allowing Options to be transferable or assignable other than for ordinary estate settlement purposes. The Board may not reduce the exercise price of Options held by an insider of the Corporation at the time of the proposed amendment without disinterested Shareholder approval.

The Board may also at any time and from time to time make certain amendments without Shareholder approval, including amendments to

  (a)
  the eligibility criteria and the limits for participating in the 2010 Stock Option Plan,

  (b)
  the conditions for granting and exercising Options,

  (c)
  comply with the legislation governing the 2010 Stock Option Plan or the requirements of a regulatory body or stock exchange,

  (d)
  correct or rectify any ambiguity, incorrect stipulation or omission in the text of the 2010 Stock Option Plan,

  (e)
  improve plan administration,

  (f)
  change the vesting period, provided that such amendment does not accelerate the vesting of previously granted Options,

  (g)
  change the content of a grant agreement,
  (h)
  change the conditions governing the cancellation of Options,

  (i)
  change the conditions for the adjustment of Options,

  (j)
  adjust provisions governing the tax treatment of Options granted, and

  (k)
  change the provisions regarding the legislation applicable to the 2010 Stock Option Plan.

The 2015 Equity Incentive Plan

Below is a summary of the key terms of the 2015 Equity Incentive Plan.

Common Shares Subject to the 2015 Equity Incentive Plan

Subject to the adjustment provisions in the 2015 Equity Incentive Plan and the rules of any applicable stock exchange, the total number of Common Shares reserved for issuance pursuant to awards granted under the 2015 Equity Incentive Plan and the 2010 Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time. To the extent any awards under the 2015 Equity Incentive Plan or the 2010 Stock Option Plan are cancelled for any reason prior to exercise in full or are surrendered to the Corporation, except surrenders relating to the payment of the purchase price of any such award or the satisfaction of the tax withholding obligations relating to any such award, the Common Shares subject to such awards (or portion(s) thereof) shall be added back to the number of shares reserved for issuance under the 2015 Equity Incentive Plan. The number of Common Shares issuable to insiders under the 2015 Equity Incentive Plan and all other security-based compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares at any time. The number of Common Shares issued to insiders within any one-year period and all other security-based compensation arrangements, including, but not limited to, the 2015 Equity Incentive Plan, cannot exceed 10% of the issued and outstanding Common Shares. Furthermore, the aggregate number of Common Shares issuable to eligible persons who are directors but not otherwise employees of the Corporation, including its affiliates (as defined therein), under all of the Corporation's security based compensation arrangements shall not exceed 1% of the issued and outstanding Common Shares, and within any one financial year of the Corporation, the aggregate fair value on the grant date of all awards granted to any director under all of the Corporation's security-based compensation arrangements shall not exceed CDN$150,000, of which no more than CDN$100,000 shall be granted in the form of Options. The foregoing limits shall not apply to DSUs granted to a director in lieu of any cash retainer or meeting fees, provided that DSUs shall not be included in determining the aggregate fair value on the date of grant of DSUs granted within any one financial year.

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INCENTIVE PLAN AWARDS

Administration of the 2015 Equity Incentive Plan

The plan administrator (the "Plan Administrator") will be determined by the Board, but may in the future be administered by the Board itself or delegated to such other committee as may be established by the Board from time to time. The CGNC Committee was the Plan Administrator until November 6, 2018, when the CGNC Committee Split occurred. Thereafter and through the date hereof, the Compensation Committee has served as the Plan Administrator. The Plan Administrator will determine which employees, directors, officers or consultants are eligible to receive awards. In addition, the Plan Administrator will interpret the 2015 Equity Incentive Plan and may adopt administrative rules, regulations, procedures and guidelines governing the 2015 Equity Incentive Plan or any awards granted thereunder as it deems to be appropriate.

Types of Awards

The following types of awards may be made: Options, RSUs, PSUs, DSUs, restricted shares and other share-based awards. All the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2015 Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided therein and in accordance with applicable law, the Plan Administrator may cancel or modify outstanding awards, waive any condition imposed with respect to awards or Common Shares issued pursuant to awards, and, where conversion or exchange is not possible, take other appropriate actions as it deems necessary.

Stock Options

A stock option is a right to purchase Common Shares upon the payment of a specified exercise price as determined by the Plan Administrator at the time the stock option is granted. Subject to certain adjustments and whether the Common Shares are then trading on a stock exchange, the exercise price shall not be less than the highest closing price of the Common Shares on any stock exchange on which the Common Shares are then listed on the date of grant (the "Market Price"). Subject to the Plan Administrator's discretion, stock options granted under the 2015 Equity Incentive Plan will vest in four equal amounts annually over the four years following the grant date. Subject to any accelerated termination, each stock option expires on the date that is the earlier of ten years from the date of grant or such earlier date as may be set out in the participant's award agreement.

Unless otherwise specified by the Plan Administrator at the time of granting a stock option, the exercise notice of such option must be accompanied by payment in full of the purchase price for the

Common Shares to be purchased underlying the options. The exercise price must be fully paid by certified check, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include

  (i)
  through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the exercise price is made with the proceeds of the sale of Common Shares deliverable upon the exercise of the stock option,

  (ii)
  through any cashless exercise process approved by the Plan Administrator,

  (iii)
  such other consideration and payment method for the issuance of Common Shares to the extent permitted by applicable securities laws, or

  (iv)
  any combination of the foregoing payment methods.

No Common Shares will be issued or transferred upon the exercise of stock options in accordance with the terms of the grant until the Corporation receives full payment therefor.

Restricted Share Units

An RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the Corporation's books that entitles the holder to receive Common Shares after a specified vesting period determined by the Plan Administrator, in its sole discretion. Upon settlement, holders will receive one fully paid and non-assessable Common Share in respect of each vested RSU.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the Corporation's books that entitles the holder to receive Common Shares based on achieving performance goals established by the Plan Administrator over a performance period. The performance goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance of an index or comparative group, in each case as determined by the Plan Administrator. The Plan Administrator may modify the performance goals as necessary to align them with the Corporation's corporate objectives. The performance goals may include a threshold performance level below which no payment will be made (or no vesting will occur), performance levels at which specified payments will be made (or specified vesting will occur), and a maximum performance level above which no additional payment will be made (or at which full vesting will occur). Upon settlement, holders will receive fully paid and non-assessable Common Shares in proportion to the number of vested PSUs held and the performance level achieved.

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Restricted Shares

A restricted share is a fully paid and non-assessable Common Share that is subject to transfer restrictions and a risk of forfeiture for a period of time, and which shall be held by the Corporation or its designee in escrow until the restricted period lapses. The Plan Administrator shall determine at the time of grant, in its sole discretion, the duration of the restricted period and other restrictions applicable to the restricted Common Shares. Except for the restrictions applicable to the restricted Common Shares, during the restricted period, the holder shall have all the rights and privileges of a holder of Common Shares as to the restricted Common Shares, including the right to vote.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the Corporation's books that entitles the holder to receive Common Shares on a future date, generally upon termination of service with the Corporation. Upon settlement, holders will receive one fully paid and non-assessable Common Share in respect of each vested DSU.

Other Share-Based Awards

The Plan Administrator may, subject to the provisions of the 2015 Equity Incentive Plan and applicable law, grant share-based awards, other than those described above, to any director, officer, employee or consultant. Such awards are to be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including securities convertible into Common Shares).

Dividend Equivalents

RSUs, PSUs, DSUs and, if so determined by the Plan Administrator in its discretion, other Common Share-based awards, may be credited with dividend equivalents in the form of additional RSUs, PSUs, DSUs and other share-based awards, as applicable. Dividend equivalents vest in proportion to the awards to which they relate. Dividend equivalents are computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs, DSUs or other share-based awards, as applicable, held by the participant on the record date for the payment of such dividend, by (ii) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

If an award expires during or within five business days after a trading black-out period imposed by the Corporation to restrict trades in its securities, then, notwithstanding any other provision of the 2015 Equity Incentive Plan, unless the delayed expiration would result in tax penalties, the award shall expire ten business days after the trading black-out period is lifted by the Corporation.

Expiration

All awards granted under the 2015 Equity Incentive Plan will expire on the date set out in the applicable award agreement, subject to early expiry in certain circumstances, provided that in no circumstances will the duration of an award granted under the 2015 Equity Incentive Plan exceed 10 years from its grant date.

Termination of Employment or Services

The following table describes the impact of certain events that may, unless otherwise specified by the Plan Administrator at the grant date or otherwise set forth in an employment or written agreement, or otherwise set forth in this Information Circular, lead to the acceleration or early expiry of awards:

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Event	Provisions

FOR ALL PARTICIPANTS

In the case of death or disability	• Acceleration of portion of next instalment due to vest
• Forfeiture of all remaining unvested awards 30 days after the date of death or disability

EMPLOYEES

Termination for cause	• Forfeiture of all unvested and vested awards

Termination other than for cause	• Forfeiture of all unvested awards
• Exercise of vested options until the earlier of (i) 90 days after termination and (ii) expiry date

Voluntary resignation	• Forfeiture of all unvested awards
• Exercise of vested options until the earlier of (i) 90 days after resignation and (ii) expiry date

CONSULTANTS

Voluntary resignation or termination due to breach of consulting agreement or arrangement	• Forfeiture of all unvested and vested awards

Termination other than for breach of consulting agreement or arrangement	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days after termination and (ii) expiry date

DIRECTORS

Ceasing to hold office other than due to death or disability	• Forfeiture of all unvested awards
• Exercise of vested options until the earlier of (i) 90 days following cessation and (ii) expiry date

Change in Control

Except as specified by the Plan Administrator at the grant date or otherwise set forth in an employment or written agreement, if an employee is terminated without cause or for good reason within 12 months following a "change in control", all awards vest and options may be exercised until the earlier of (i) 90 days after termination and (ii) the expiry date of the option. However, the 2015 Equity Incentive Plan provides that in connection with a "change in control", the Plan Administrator may as it deems necessary or desirable

  (i)
  cause awards to be converted or exchanged into or for rights or other securities in any entity participating in or resulting from the "change in control",

  (ii)
  cause any unvested or unearned awards to become fully vested or earned or free of restriction upon or immediately prior to the occurrence of such "change in control", or

  (iii)
  replace the awards with other rights.

Subject to certain exceptions, a "change in control" means

  (i)
  any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares,
  (ii)
  the sale of all or substantially all of the assets or the dissolution of the Corporation,

  (iii)
  the acquisition of the Corporation via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise,

  (iv)
  individuals who comprise the Board at the last annual meeting of Shareholders (the "Incumbent Board") cease to constitute at least a majority of the Board, unless the election, or nomination for election by the Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board, or

  (v)
  such event the Board determines as being a "change in control".

Non-Transferability of Awards

Subject to certain exceptions (including the assignment of awards to certain Permitted Assigns (as defined under National Instrument 45-106 Prospectus Exemptions, as amended from time to time)), and unless otherwise provided by the Plan Administrator, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, is permitted.

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INCENTIVE PLAN AWARDS

Amendments to the 2015 Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the 2015 Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determinates appropriate, provided that (i) no such amendment, modification, change, suspension or termination of the 2015 Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a holder or materially increase any obligations of a holder without the consent of such holder, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (ii) any amendment that would cause an award held by a Foreign Taxpayer (as such term is defined in the 2015 Equity Incentive Plan) to be subject to the additional tax penalty under Section 409A(1)(b)(i)(ii) of the U.S. Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

Notwithstanding the above, none of the following amendments shall be made without Shareholders approval:

  (a)
  increasing the percentage of Common Shares reserved for issuance under the 2015 Equity Incentive Plan, except pursuant to the provisions in the 2015 Equity Incentive Plan, which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

  (b)
  increasing or removing the 10% limits on Common Shares issuable or issued to insiders;

  (c)
  reducing an award's exercise price except pursuant to the provisions in the 2015 Equity Incentive Plan, which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

  (d)
  extending an award's term beyond the original expiry date (except in connection with a black-out period as described above);

  (e)
  permitting an award to be exercisable beyond 10 years from the grant date (except in connection with a black-out period as described above);

  (f)
  increasing or removing the limits on the participation of non-employee directors;

  (g)
  permitting awards to be transferred to a person other than a Permitted Assign (as defined under National Instrument 45-106 Prospectus Exemptions, as amended from time to time) or for normal estate settlement purposes; or
  (h)
  deleting or otherwise limiting the amendments that require approval of the Shareholders.

Except for the items listed above, amendments do not require Shareholder approval. Such amendments include, without limitation:

  (i)
  amending the general vesting provisions or restricted period of an award;

  (ii)
  amending the provisions for early termination of awards in connection with a termination of employment or service;

  (iii)
  adding covenants of the Corporation for the protection of the participants;

  (iv)
  making amendments desirable as a result of changes in law in any jurisdiction where a participant resides; and

  (v)
  curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Burn Rate under Security-Based Compensation Arrangements

The table below sets out the burn rate for each of the Corporation's equity compensation plans as of December 31 for each of the last three years. The burn rate represents the total number of Options, RSUs, PSUs and DSUs granted during the applicable financial year of the Corporation, including additional RSUs, PSUs and DSUs granted as dividend equivalents, divided by the weighted average number of Common Shares outstanding, in each case, during the applicable financial year.

Security-Based Compensation Arrangements	2018	2017	2016

2015 Equity Incentive Plan(1)	0.33%	0.51%	0.03%

2010 Stock Option Plan	0.00%	0.00%	0.00%

Note:

(1)
Calculated based on the target performance level for each metric being met, which would result in 100% of the granted PSUs vesting during the relevant periods. For additional information, see "Basis and Structure of Executive Compensation – Equity-Based Long-Term Incentive Awards" above.

Pension Plan Benefits

The Corporation had no deferred compensation plans, defined benefit plans or defined contribution plans (collectively, the "Plans") in place at any time during the year ended December 31, 2018, other than the deferred profit sharing plan of the Corporation

2019 Notice & Management Information Circular | 43

INCENTIVE PLAN AWARDS

(the "DPSP") described below. During the same period, Stars Interactive Group had a number of Plans in place, including a defined contribution plan for Isle of Man-located employees (the "IoM Pension Plan"), and a defined contribution plan for United Kingdom-located employees (the "UK Pension Plan"), and a wholly owned U.S. subsidiary of the Corporation ("The Stars Group US") had a 401(k) plan (the "401(k) Plan") for U.S.-located employees. Messrs. Ashkenazi and Templer were eligible to participate in the IoM Pension Plan during the year ended December 31, 2018 but only Mr. Templer elected to participate. Mr. Ashkenazi instead elected to receive an "investment allowance" equal to an aggregate amount of 7% of his annual base salary, payable monthly. During the year ended December 31, 2018, Mr. Kyle participated in the DPSP, Mr. Goldstein participated in the 401(k) Plan, and Mr. Chhabra participated in the UK Pension Plan.

The IoM Pension Plan

Stars Interactive Group adopted the IoM Pension Plan to provide certain employees located in the Isle of Man with the opportunity to save for retirement on a tax-advantaged basis. The plan is accessible to all employees of Stars Interactive Group located in the Isle of Man from the first day of employment, and each such employee can leave membership of the plan without penalty. The employee's pension fund grows to retirement and the growth level through time will depend on a number of factors, including: (i) the amount of contributions the employee and Stars Interactive Group make to the IoM Pension Plan, and (ii) the performance of the fund(s) in which the contributions are invested. Participation in the IoM Pension Plan is voluntary. The plan provides that each eligible participant can contribute up to a maximum of 100% of his or her net earnings, subject to a maximum total contribution (inclusive of employer and employee contributions) of £50,000 per annum. On the other hand, Stars Interactive Group annually contributes an aggregate amount of 7% of the annual base salary of the relevant eligible employee, subject to certain limits imposed by applicable law.

Under the IoM Pension Plan, the retirement age is 65; it being understood that a participant under the plan may be eligible for benefits thereunder from and after age 50 until the age of 75, subject to the terms and limitations set out in the IoM Pension Plan, irrespective of whether such participant has retired.

Eligible participants have the option of taking up to 30% of the accumulated funds as a tax-free cash sum. The remainder of the funds must be used to provide a pension, to be allocated in accordance with the relevant participant's needs and wishes at the relevant time, subject to the policies of the IoM Pension Plan and applicable laws. The amount of pension an eligible participant will receive will be determined by the value of the funds upon such participant's retirement, the type of pension chosen, as well as the prevailing annuity rates. In addition, pursuant to recent amendments to applicable pension legislation, certain additional funds (currently up to approximately £70,000) may be accessed as a one-off payment at favorable tax rates for members who are age 55 or older, subject to certain limitations and restrictions.

In February 2018, new pension legislation in the Isle of Man was passed giving pension plan providers the ability to offer a new type of pension ("Pension Freedom Plan"), which will, among other things,

  (i)
  permit full access to pension funds if certain conditions are met,

  (ii)
  increase the retirement age to 55 but remove the maximum retirement age limit, and

  (iii)
  reduce the annual contribution limit to £50,000.

As of the date of this Information Circular, the Corporation's pension plan provider in the Isle of Man is currently reviewing the new pension legislation, which took effect on April 6, 2018, to determine whether it will offer the Pension Freedom Plan to the Corporation's employees located in the Isle of Man.

UK Pension Plan

Stars Interactive Group adopted the UK Pension Plan to provide certain employees located in the United Kingdom with the opportunity to save for retirement on a tax-advantaged basis in accordance with United Kingdom Auto Enrolment Legislation. To be eligible to participate in the UK Pension Plan, the employee must be between 22 years old and the current state pension age, which is 65 as of the date of this Information Circular, and earn more than £10,000 per annum. On the first day of eligibility, an eligible employee is automatically enrolled in the UK Pension Plan and contributions applied accordingly. The employee may opt out of this automatic enrolment within 30 days of enrollment and receive a full refund of contributions. In the event that the employee opts out after this 30-day period, no future contributions will be made and any contributions received by the plan will remain invested on the employee's behalf until the employee chooses to transfer to an alternative arrangement or commence payment of benefits (which generally occurs at age 55 under normal circumstances).

The UK Pension Plan is also accessible to other employees of Stars Interactive Group located in the United Kingdom if they do not meet the eligibility criteria above, but enrollment is not automatic and participation must be requested by the employee. The Corporation may not and does not coerce any of its employees to leave or not elect to join the UK Pension Plan.

The plan provides that each participant can contribute up to a maximum of £40,000 per annum and may carry forward any unused annual allowance from the previous three tax years to potentially

44 | 2019 Notice & Management Information Circular

INCENTIVE PLAN AWARDS

increase this amount. Further contribution limitations exist where a participant has accessed any benefits under the pension flexibility rules that came into force on April 6, 2015. Under prior legislation, which was effective until April 5, 2019, Stars Interactive Group was required to pay a minimum contribution of 2% of a participant's annual base salary with an overall minimum total contribution amount of 5%. Effective April 6, 2019, Stars Interactive Group is required to pay a minimum contribution of 3% of a participant's annual base salary with an overall minimum total contribution amount of 8%. Currently, Stars Interactive Group annually contributes an aggregate amount of 7% of each participant's annual base salary, subject to certain limits imposed by applicable law.

Under the UK Pension Plan, the retirement age is 65; it being understood that a participant under the plan may be eligible for benefits thereunder from age 55 until age 75, subject to the terms and limitations set out in the UK Pension Plan, irrespective of whether such participant has retired. The minimum retirement age, which is currently age 55, is scheduled to move in line with (but remain 10 years earlier than) any future changes to the United Kingdom state pension age.

Eligible participants have the option of taking up to 25% of the accumulated funds as a tax-free cash sum. The remainder of the funds can then be used to provide an income or be paid as a single, taxable lump sum, to be allocated in accordance with the relevant participant's needs and wishes at that time, subject to the policies of the UK Pension Plan and applicable laws.

The 401(k) Plan

The Stars Group US adopted the 401(k) Plan to provide certain U.S.-based employees with the opportunity to save for retirement on a tax-advantageous basis. All employees of The Stars Group US resident in the United States are eligible to participate in the 401(k) Plan as of their date of hire. Eligible participants in the 401(k) Plan may elect to contribute up to 100% of their gross wages into the 401(k) Plan to a regular 401(k) account or on an after-tax basis to a Roth 401(k) account, subject to maximum yearly amounts of deferrals, which were $18,500 for the 2018 fiscal year ($24,000 for employees over the age of 50). The Stars Group US contributes an amount equal to the sum of 100% of the contributions of an eligible participant, not to exceed 6% of the participant's yearly compensation (excluding fringe benefits and bonuses); provided, however, that the recognized annual compensation in respect of a participant for the purpose of the 401(k) plan is capped, by law, at

$275,000 for the 2018 fiscal year. Employer matching contributions vest immediately upon disbursement. The Stars Group US may also make a discretionary contribution in respect of participants that are employed at the end of each relevant fiscal year.

Under the plan, withdrawals prior to termination of employment are permitted if the participant has attained the age of 59 1/2 and in prescribed cases of financial hardship.

The DPSP

The Corporation adopted the DPSP to allow Canadian-based employees to share in the Corporation's profits and to accumulate these savings under a tax-deferred arrangement. All full-time permanent employees of the Corporation, other than certain related-parties of the Corporation identified under applicable Canadian law, with at least three months of continuous employment are eligible to participate in the DPSP; provided, however, that the Corporation may waive the employment grace period requirement. Under the DPSP, the Corporation will make contributions from profits generated during the then current year or prior years that have not yet been allocated, while eligible participants do not contribute to the DPSP. For the fiscal year ended December 31, 2018, the Corporation's contributions are limited to a maximum contribution of CDN$26,230 under applicable Canadian law. All contributions made by the Corporation under the DPSP vest immediately upon disbursement. Under the DPSP, the Corporation contributes an amount equal to the sum of 100% of the contributions of an eligible participant to his or her Registered Retirement Savings Plan, which is a specific retirement savings plan to which the eligible participant contributes, not to exceed 4% of the participant's yearly compensation (excluding taxable benefits and bonuses).

In the event of an eligible participant's termination of employment, retirement, death or disability (as defined under the DPSP), or if the DPSP is terminated, the eligible participant will be entitled to the vested value of his or her account accumulated until the relevant trigger date.

The following table presents certain information regarding the benefits received by Mr. Templer pursuant to the IoM Pension Plan, Mr. Goldstein under the 401(k) Plan, and Mr. Kyle under the DPSP, and Mr. Chhabra under the UK Pension Plan, in each case for the year ended December 31, 2018:

2019 Notice & Management Information Circular | 45

INCENTIVE PLAN AWARDS

Name	Accumulated value at start of year(1)	Compensatory(2)	Accumulated value at year end(3)

Brian Kyle,	$22,119	$10,206	$44,084
Chief Financial Officer of The Stars Group

Guy Templer,	$423,686	$37,548	$451,357
Chief Operating Officer of Stars Interactive Group

Marlon Goldstein,	$64,763	$18,500	$94,708
Executive VP & Chief Legal Officer of The Stars Group

Robin Chhabra,	$11,257	$32,610	$37,318
Chief Corporate Development Officer of The Stars Group

Notes:

(1)
The benefits accumulated at the start of the year by (i) Messrs. Templer and Chhabra under the IoM Pension Plan and UK Pension Plan, respectively, are computed in Great Britain Pound Sterling, therefore the amounts were converted into U.S. dollars using an exchange rate as at January 1, 2018 of 1.3579, and (ii) Mr. Kyle under the DPSP are computed in Canadian dollars, therefore the amounts were converted into U.S. dollars using an exchange rate as at January 1, 2018 of 0.7989.

(2)
The benefits accumulated as "compensatory" by (i) Messrs. Templer and Chhabra under the IoM Pension Plan and UK Pension Plan, respectively, are computed in Great Britain Pound Sterling, therefore the amounts were converted into U.S. dollars using an average exchange rate for the year ended December 31, 2018 of 1.331, and (ii) Mr. Kyle under the DPSP are computed in Canadian dollars, therefore the amounts were converted into U.S. dollars using an average exchange rate for the year ended December 31, 2018 of 0.7703.

(3)
The benefits accumulated at the end of the year by (i) Messrs. Templer and Chhabra under the IoM Pension Plan and UK Pension Plan, respectively, are computed in Great Britain Pound Sterling, so the amounts were converted into U.S. dollars using an exchange rate as at December 31, 2018 of 1.2769, and (ii) Mr. Kyle under the DPSP are computed in Canadian dollars, therefore the amounts were converted into U.S. dollars using an exchange rate as at December 31, 2018 of 0.7330.

46 | 2019 Notice & Management Information Circular

DIRECTOR COMPENSATION

DIRECTOR COMPENSATION TABLE

As discussed above under "Landmark, Transformative Year in 2018 ", during the period from mid-2017 through December 2018, the Corporation completed a number of transformative transactions, including the Acquisitions, which nearly doubled the size of the Corporation and the size of its workforce, and resulted in The Stars Group becoming one of the world's largest publicly listed online gaming companies, but kept the size of the Board unchanged.

During 2018, the Board held 22 formal meetings, the Audit Committee held eight formal meetings, the CGNC Committee held five formal meetings and the 2018 Special Committee held 13 formal meetings. For additional information, see "Record of Attendance of Directors at Board Meetings ". As a result, the Board as a whole, and in particular certain members of the Board, contributed a much greater than expected level of work as it related to its oversight and supervisory activities, including as it related to the Acquisitions.

The following table sets forth information concerning all amounts of compensation provided to the Corporation's directors who are not members of the management of the Corporation for the year ended December 31, 2018. As noted in the footnotes to the table, certain previously disclosed additional retainers related to work and service performed during 2017 but were paid in 2018 because the Corporation was in a trading black-out period as a result of the combination of a strategic alternatives review and routine quarterly blackouts during the course of late 2017 through early 2018.

	Fees earned ($)

Name(1)	Received in Cash	Received in DSUs(2)	Total Fees	Share- based awards ($)(2)(3)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Divyesh (Dave) Gadhia(4)	310,562	1,538,272	1,848,834	162,996	—	—	—	—	2,011,830

Harlan Goodson(5)	115,627	195,147	310,774	124,997	—	—	—	—	435,771

Alfred F. Hurley, Jr.(6)	116,322	692,990	809,313	162,996	—	—	—	—	972,309

David Lazzarato(7)	118,187	205,199	323,386	124,997	—	—	—	—	448,383

Mary Turner(8)	107,404	195,147	302,551	124,997	—	—	—	—	427,548

Peter E. Murphy(9)	28,347	351,245	379,592	—	—	—	—	—	379,592

Notes:

(1)
Mr. Ashkenazi did not receive any compensation for serving as a director of The Stars Group. See "Summary Compensation Table" for his compensation as Chief Executive Officer.

(2)
These amounts are calculated based on the grant date fair value of CDN$22.41 on January 2, 2018 (see "– Narrative Discussion " below), CDN$42.68 on May 11, 2018 and CDN$36.74 on November 27, 2018, as applicable, which is based on the closing price of the Common Shares on the date of grant except for the November 27, 2018 issuance, which is based on an applicable VWAP from January 1, 2018 through November 27, 2018 (instead of the lower closing price of CDN$25.43 on that date), and converted into U.S. dollars, as applicable, using an exchange rate of 0.7989, 0.7825 and 0.7522, respectively.

(3)
Represents the annual equity-based award grant of RSUs up to the CDN$150,000 limitation noted below.

(4)
Following the 2018 Annual Meeting, the Board designated Mr. Gadhia as the Executive Chairman and replaced him as a member of the CGNC Committee. Mr. Gadhia was the Chairman of the 2018 Special Committee (as defined below). In addition to the compensation described below under "– Narrative Discussion", Mr. Gadhia's compensation includes approximately $1,200,000 comprising the following amounts:

(i)
$200,000 – related to his extraordinary contributions and efforts throughout 2017, including without limitation, with respect to his mentorship of certain members of management, chairing the special committees of the Board and overseeing the Board's review of certain legacy matters, assistance with respect to certain strategic initiatives and opportunities, and overseeing the negotiation and implementation of the Nominee Agreement, which was paid in 2018 because the Corporation was in a trading black-out period as a result of the combination of a strategic alternatives review and routine quarterly blackouts during the course of late 2017 through early 2018; and

(ii)
$1,000,000 – based upon the recommendation of the CGNC Committee, as well as the recognition and feedback from various stakeholders, including the Corporation's significant Shareholders, the Board approved (with Mr. Gadhia abstaining from all discussions and approvals related to the same) this additional compensation in recognition of the significant contributions to the Corporation, including his significant efforts and assistance in connection with completing the Acquisitions and related financings.

(5)
Mr. Goodson was a member of the CGNC Committee until the CGNC Committee Split, after which, Mr. Goodson became a member of the CGN Committee and the Compensation Committee. He is also Board liaison to the Compliance Committee. In addition to the compensation described below under "– Narrative Discussion", Mr. Goodson's compensation includes the previously disclosed additional retainer of $20,000 paid in fully vested DSUs in lieu of cash for the extensive and greater than expected level of work that he contributed with respect to his work with the Compliance Committee

2019 Notice & Management Information Circular | 47

DIRECTOR COMPENSATION TABLE

  during 2017, which was paid in 2018 because the Corporation was in a trading black-out period as a result of the combination of a strategic alternatives review and routine quarterly blackouts during the course of late 2017 through early 2018.

(6)
Mr. Hurley became the Lead Director in May 2018, was the Chairman of the CGNC Committee until the CGNC Split, after which he became the Chairman of the Compensation Committee, and has been a member of the Audit Committee since the 2018 Annual Meeting. In addition to the compensation described below under "– Narrative Discussion", Mr. Hurley's compensation includes approximately $505,000 comprising the following non-recurring amounts:

(i)
$100,000 – in recognition of his contributions and work performed as a director from mid-2017 through December 2017 related to his review and evaluation of certain potential opportunities and transactions, including the Acquisitions, and his oversight of the negotiation of the Nominee Agreement, which retainer was paid in 2018 because the Corporation was in a trading black-out period as a result of the combination of a strategic alternatives review and routine quarterly blackouts during the course of late 2017 through early 2018;

(ii)
$105,000 (or $17,500 per month) – for his work and service as a director from January 1, 2018 until July 2018 on the 2018 Special Committee related to the Acquisitions; and

(iii)
$300,000 – based upon the recommendation of the Executive Chairman as well as the recognition and consideration of the input from various stakeholders, including the Corporation's significant Shareholders, the Board approved (with Mr. Hurley abstaining from all discussions and approvals related to the same) these additional director fees in recognition of his unanticipated level of work as a director throughout 2017 and the first eight months of 2018, including, without limitation, related to his oversight, review and evaluation as a director of certain potential opportunities and transactions, including the Acquisitions, the significant compensation oversight work related to the Acquisitions and the integration of the compensation plans between the various entities and his supervision and assistance as a director of the multi-billion dollar debt and equity financing related to the SBG Acquisition.

(7)
Mr. Lazzarato is the Chairman of the Audit Committee and a member of the CGN Committee since the CGNC Committee Split. In addition to the compensation described below under "– Narrative Discussion", Mr. Lazzarato's compensation includes the previously disclosed additional retainer of $30,000 paid in fully vested DSUs in lieu of cash for the extensive and greater than expected level of work that he contributed with respect to the successful search for and integration of Mr. Kyle as the Corporation's Chief Financial Officer in 2017, which was paid in 2018 because the Corporation was in a trading black-out period as a result of the combination of a strategic alternatives review and routine quarterly blackouts during the course of late 2017 through early 2018.

(8)
Ms. Turner is a member of the Audit Committee and was a member of the CGNC Committee until the CGNC Committee Split. After the CGNC Committee Split, she became the Chair of the CGN Committee and a member of the Compensation Committee. In addition to the compensation described below under "– Narrative Discussion", Ms. Turner's compensation includes the previously disclosed additional retainer of $20,000 paid in fully vested DSUs in lieu of cash to for the extensive and greater than expected level of work that she contributed with respect to her work related to the Corporation's internal compliance and governance processes, which was paid in 2018 because the Corporation was in a trading black-out period as a result of the combination of a strategic alternatives review and routine quarterly blackouts during the course of late 2017 through early 2018.

(9)
Mr. Murphy was a member of the Audit Committee, but did not stand for re-election as a director at the 2018 Annual Meeting. In addition to the compensation described below under "– Narrative Discussion", Mr. Murphy's compensation includes: (i) the previously disclosed additional retainer of $100,000 paid in fully vested DSUs in lieu of cash to recognize his contributions and work performed from mid 2017 through December 2017 related to his review and evaluation of certain potential opportunities and transactions, and in connection with the Nominee Agreement (see "Business of the Meeting – Election of Directors – Appointment of Observer to the Board "), which was paid in 2018 because the Corporation was in a trading black-out period as a result of the combination of a strategic alternatives review and routine quarterly blackouts during the course of late 2017 through early 2018; and (ii) $78,750 (or $17,500 per month) paid in fully vested DSUs in lieu of cash for his work and service as a director from January 1, 2018 through the Annual Meeting on the 2018 Special Committee related to the Acquisitions.

The aggregate cash compensation paid to the current directors of the Corporation, excluding DSUs granted in lieu of cash, for services rendered in their capacities as directors during the financial year ended December 31, 2018 was approximately $768,102.

NARRATIVE DISCUSSION

The Compensation Committee recommends director compensation levels to the Board, including compensation to be paid to the Executive Chairman and those acting as committee chairs, and sets compensation levels that adequately reflect the applicable responsibilities of the directors. The Compensation Committee formally engaged FW Cook to assist in establishing policies and performing benchmarking and market analysis and to make recommendations with respect to director compensation. Such assistance and recommendations were considered and factored into the adjustments to director compensation during 2018 referenced below.

The Compensation Committee approved director compensation peer groups and reference group during 2018 consisting of the same peer groups and reference group as described above with respect to executive compensation during 2018 (see "Statement of Executive Compensation – Compensation Discussion and Analysis – Use of Peer Groups and Market Data"), but also included three additional publicly listed companies as part of the reference group: Open Text Corporation, Mitel Networks Corporation and Shopify Inc. Other key factors considered in determining the peer groups include the scope of international operations, business-to-consumer products or services, and EBITDA margin.

48 | 2019 Notice & Management Information Circular

NARRATIVE DISCUSSION

For 2019, the director compensation peer groups are expected to consist of the same or substantially similar peer groups as used in 2018.

The Stars Group's director compensation is based on a July 1 through June 30 annual period to closer align such compensation with annual shareholder meetings for the election of such directors.

For the period July 1, 2017 through June 30, 2018, the retainers, meeting fees and other compensation for the non-employee directors were as follows: (i) annual cash retainer of $60,000 for each non-employee director of the Board; (ii) an initial equity-based award grant of DSUs in lieu of cash fees of $150,000 for each director of the Board other than the Chairman of the Board, vesting annually in equal installments over a (a) two-year period for Messrs. Goodson, Hurley and Lazzarato, and (b) three-year period for Ms. Turner and Mr. Murphy (50% of such DSUs were issued on June 30, 2017 and the remaining 50% were issued on January 2, 2018; all of such DSUs are granted and priced as of June 30, 2017); (iii) an annual equity-based award grant of DSUs in lieu of cash fees of $200,000 for each director of the Board other than the Chairman of the Board, which vested on the day immediately preceding the Meeting (50% of such DSUs were issued on June 30, 2017 and the remaining 50% were issued on January 2, 2018; all of such DSUs are granted and priced as of June 30, 2017); (iv) a cash fee of $1,000 per meeting for each Board meeting in excess of 12 meetings for each director of the Board other than the Chairman of the Board; (v) Chairman of the Board annual cash fee of $300,000; (vi) an annual equity-based award grant of DSUs in lieu of cash fees of $500,000 for the Chairman of the Board, which will vest on the day immediately preceding the Meeting (50% of such DSUs were issued on June 30, 2017 and the remaining 50% were issued on January 2, 2018; all of such DSUs are granted and priced as of June 30, 2017); (vii) annual cash fee of $35,000 for each of the Chairman of the Audit Committee and the Chairman of the CGNC Committee; and (viii) annual cash fee of $15,000 for each member of the Audit Committee and CGNC Committee except the Chairman of the Board. In addition, any director of the Board who is also a member of the Compliance Committee (as defined below under "Statement of Corporate Governance Practices – Ethical Business Conduct"), received a Compliance Committee annual cash liaison fee of $15,000 (effective January 1, 2018 and until June 30, 2018, this amount was increased to $20,000).

Based on a compensation review, including, without limitation, a review of the compensation practices of the Corporation's director compensation peer groups and to reflect changes to certain director's roles within the Board, the Compensation Committee determined that for the period July 1, 2018 through June 30, 2019, the retainers, meeting fees and other compensation for the non-employee directors would be adjusted as follows: (i) annual cash retainer of $60,000; (ii) an annual equity-based award grant of RSUs and DSUs in lieu of cash fees of $250,000 (the first CDN$150,000 will be issued in RSUs, with the remainder being issued as DSUs), which vest on the day immediately preceding the Meeting (50% of such awards were issued on November 27, 2018 and the remaining 50% were issued on January 2, 2019; all of such DSUs are granted and priced as of November 27, 2018), (iii) annual cash fee of $40,000 for each Board committee chair; and (iv) annual cash fee of $15,000 for each other Board committee member. In addition, the Lead Director will receive an additional annual equity-based award grant of DSUs in lieu of cash fees of $100,000, which vest on the day immediately preceding the Meeting (50% of such DSUs were issued on November 27, 2018 and the remaining 50% were issued on January 2, 2019; all of such DSUs are granted and priced as of November 27, 2018), and any director of the Board who is also a member of the Compliance Committee (as defined below under "Statement of Corporate Governance Practices – Ethical Business Conduct"), will receive a Compliance Committee annual cash liaison fee of $15,000.

For the period July 1, 2018 through June 30, 2019, the Executive Chairman will receive an annual salary of $300,000 and an annual equity-based award grant of DSUs of $500,000, which will vest on the day immediately preceding the Meeting (50% of such DSUs were issued on November 27, 2018 and the remaining 50% were issued on January 2, 2019; all of such DSUs are granted and priced as of November 27, 2018).

Except as set forth above, no additional fees were otherwise paid to the directors for attendance at meetings, whether in person or telephonically. Additional fees may, however, be paid to the Corporation's directors in connection with certain specific projects or mandates, including in connection with their role on certain committees formed from time to time, such as a committee formed to consider, evaluate or review certain transactions, developments or special matters. All directors are entitled to be reimbursed for reasonable continuing education-related expenses, such as seminar registration fees and related travel expenses, and reasonable travel expenses incurred with respect to their attendance at meetings of the Board. Furthermore, each director is eligible to receive awards under the 2015 Equity Incentive Plan. However, the non-employee directors are not otherwise eligible for or to participate in the executive compensation structure and practices set forth for the NEOs above under "Statement of Executive Compensation".

2019 Notice & Management Information Circular | 49

INCENTIVE PLAN AWARDS

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information regarding all awards outstanding as of December 31, 2018 for each individual who acted as director of the Corporation but who was not a member of the management of the Corporation for the year ended December 31, 2018.

	Option-based Awards				Share-based Awards

Name	Number of securities underlying unexercised Options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money Options(1)(2) ($)	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested(1)(3) ($)		Market or payout value of vested share-based awards not paid out or distributed(1)(3) ($)

Divyesh (Dave) Gadhia(4)	12,500	3.08	September 4, 2019	168,040	3,148 (DSUs	)	52,011 (DSUs	)	1,158,923 (DSUs	)

	6,000	22.94	September 8, 2021	—	5,898 (RSUs	)	97,446 (RSUs	)

	4,500	19.98	September 18, 2022	—

Harlan Goodson	1,500	22.94	September 8, 2021	—	4,190 (DSUs	)	69,226 (DSUs	)	263,804 (DSUs	)

	1,500	19.98	September 18, 2022	—	4,523 (RSUs	)	74,728 (RSUs	)

Alfred F. Hurley, Jr.	—	—	—	—	4,624 (DSUs	)	76,397 (DSUs	)	540,511 (DSUs	)

					5,898 (RSUs	)	97,446 (RSUs	)

Dave Lazzarato	—	—	—	—	4,190 (DSUs	)	69,226 (DSUs	)	268,777 (DSUs	)

					5,898 (RSUs	)	97,446 (RSUs	)

Mary Turner	—	—	—	—	5,586 (DSUs	)	92,291 (DSUs	)	240,739 (DSUs	)

					5,898 (RSUs	)	97,446 (RSUs	)

Peter E. Murphy(5)	—	—	—	—	—		—		—

Notes:

(1)
For the purposes of the calculations, the price of the Common Shares was converted from Canadian dollars to U.S. dollars using an exchange rate as of December 31, 2018 of 0.7330.

(2)
These amounts are calculated based on the difference between the closing price of Common Shares on the TSX of CDN$22.54 on December 31, 2018 and the exercise price of the respective Options.

(3)
These amounts are calculated based on the closing price of Common Shares on the TSX of CDN $22.54 on December 31, 2018.

(4)
Mr. Gadhia was appointed to serve as Executive Chairman on May 10, 2018.

(5)
Mr. Murphy did not stand for re-election as a director at the 2018 Annual Meeting.

50 | 2019 Notice & Management Information Circular

INCENTIVE PLAN AWARDS

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information for each individual who acted as director of the Corporation but who was not a member of the management of the Corporation concerning the value vested of the options-based awards and share-based awards during the year ended December 31, 2018.

Name	Option-based awards Value vested during the year(1) ($)	Share-based awards Value vested during the year(2) ($)	Non-equity incentive plan compensation Value vested during the year ($)

Divyesh (Dave) Gadhia	5,709	1,826,633	—

Harlan Goodson	5,709	533,251	—

Alfred F. Hurley, Jr.	—	910,687	—

Dave Lazzarato	—	543,304	—

Mary Turner	—	486,629	—

Peter E. Murphy(3)	—	829,283	—

Notes:

(1)
These amounts are calculated based on the difference between the closing price of Common Shares on the TSX on the respective vesting dates during the year ended December 31, 2018 and the exercise price of the respective Options as if such Options had been exercised on such vesting dates. The applicable Options vested on September 8, 2018 and September 18, 2018, when the closing price of Common Shares on the TSX was CDN$31.72 and CDN$31.79, respectively. For the purposes of the calculations, the price of the Common Shares was converted from Canadian dollars to U.S. dollars using an exchange rate as of such dates of 0.7597 and 0.7697.

(2)
These amounts are calculated based on the closing price of Common Shares on the TSX on the respective vesting dates during the year ended December 31, 2018. The applicable share-based awards vested on May 11, 2018 and November 27, 2018 when the closing price of Common Shares on the TSX was CDN$42.68 and CDN$25.43, respectively. For the purposes of the calculations, the price of the Common Shares was converted from Canadian dollars to U.S. dollars using an exchange rate as of such dates of 0.7825 and 0.7525, respectively.

(3)
Mr. Murphy did not be stand for re-election as a director at the 2018 Annual Meeting. In connection with Mr. Murphy's departure from the Board as of May 10, 2018 and for recognition of his service on the Board and applicable Board committees, all of his unvested DSUs as at May 1, 2018 as well as any DSUs that were to be issued to him in lieu of any and all cash fees due and owing to Mr. Murphy for his service as a member of the Board and/or applicable Board committees, were immediately vested.

2019 Notice & Management Information Circular | 51

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below summarizes information in relation to the Common Shares reserved for issuance under each of the Equity Incentive Plans as of December 31, 2018. The 2010 Stock Option Plan and the

2015 Equity Incentive Plan are the only equity-based incentive plans of the Corporation under which equity securities are currently authorized for issuance.

Plan	Number of securities to be issued upon exercise of outstanding Options or other equity-based awards	Percentage of issued and outstanding Common Shares represented by outstanding Options(1)	Weighted average exercise price of outstanding Options and other equity- based awards(2)	Number of securities remaining available for future issuance under each of the 2010 Stock Option Plan and the 2015 Equity Incentive Plan (excluding securities reflected in the first column)

2010 Stock Option Plan	3,123,855	1.74%	$21.37	0

2015 Equity Incentive Plan	1,618,075 Options 1,107,401 other equity- based awards(3)	0.41%	$18.53 (Options) $20.23 (other equity-based awards)	21,213,337

Notes:

(1)
For the purposes of the calculations, the number of issued and outstanding Common Shares as of December 31, 2018 was 273,177,244.

(2)
For the purposes of the calculations, weighted average exercise price of outstanding Options and other equity-based awards was converted from Canadian dollars to U.S. dollars using an exchange rate as of December 31, 2018 of 0.7703.

(3)
Comprised of RSUs, DSUs and PSUs, which are calculated based on the highest target performance level for each metric being met, which would result in 150% of the granted PSUs vesting during the relevant periods. As of December 31, 2018, 685,946 PSUs were awarded under the 2015 Equity Incentive Plan, but the number of Common Shares issuable upon vesting and settlement of those PSUs could be from 0% to 150% of that amount depending on the achievement of certain metrics and conditions being met. For additional information, see "Basis and Structure of Executive Compensation – Equity-Based Long-Term Incentive Awards" above.

52 | 2019 Notice & Management Information Circular

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains liability insurance for the Corporation's and its subsidiaries' directors and officers in order to cover certain liabilities to which they may be exposed in the course of their duties. The Corporation paid a gross premium of $2,453,681 for the financial year ended December 31, 2018, in its entirety. The maximum liability insurance coverage for directors and officers of the Corporation and its subsidiaries as a group is $175,000,000, subject to a deductible from $0 to $5,000,000 per claim, depending of the type of claim, as well as an additional $75,000,000 in coverage under a separate civil liability insurance policy. The separate policy is not subject to any deductible and covers directors and officers when the general directors and officers civil liability insurance policy has been depleted and in certain other pre-determined circumstances. Subject to certain terms and conditions, the general directors and officers civil liability insurance policy provides directors and officers with compensation in circumstances where they have not been compensated by the Corporation or where the Corporation is not authorized by law to do so. No portion of the premium has or will be paid by directors or officers. Moreover, the Corporation has entered into indemnification agreements with its directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

The CGN Committee is responsible for assessing the directors and officers insurance policy of the Corporation and making recommendations to the Board for its renewal or amendment or the replacement of the insurer. In addition, the Audit Committee at least annually reviews and discusses with management the adequacy of the Corporation's overall insurance coverage.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of April 1, 2019, no executive officer, director, proposed nominee for election as a director or employee, former or present, of the Corporation was indebted to the Corporation including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Corporation.

MANAGEMENT CONTRACTS

Management functions of the Corporation and its subsidiaries are not, to any degree, performed by a person or persons other than the directors or executive officers of the Corporation or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the Corporation's knowledge and other than as set forth herein, there are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of any class or series of voting securities of the Corporation, or any associate or affiliate of such persons, in any transaction within the last three most recently completed fiscal years or in any proposed transaction which has materially affected or would reasonably be expected to materially affect the Corporation.

2019 Notice & Management Information Circular | 53

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CORPORATE GOVERNANCE HIGHLIGHTS

The Stars Group is committed to strong corporate governance practices. The Board, either directly or through its committees, regularly reviews and revises, as necessary or appropriate, the Corporation's governance practices in response to its strategic direction, changes in its business and structure, developments in the industries in which it operates and evolutions in the governance landscape.

Five out of the seven nominated directors are independent	The Corporation has a Board Diversity Policy

All Board committees are comprised of 100% independent directors	The Board and its committees have full authority to retain independent external advisors

Neither the Executive Chairman nor the Chief Executive Officer sit on any Board committees	None of the Corporation's directors are overboarded; it limits the number of other public company boards on which its directors can serve

The Corporation has individual (not slate) voting for directors, and it does not have a staggered board; all of its directors are elected annually	The Corporation has no public company interlocking directorships

The Corporation has a majority voting policy for directors in uncontested elections	The Corporation has one or more codes of conduct that apply worldwide to all of its directors, senior management and employees

The Corporation has officer and director equity ownership guidelines	The Corporation has formal Board, Board committee and director assessment procedures, and it has a formal director orientation and ongoing continuing education program

DEVELOPMENTS IN THE CORPORATION'S CORPORATE GOVERNANCE

The Corporation is committed to strong corporate governance, as reflected in its policies and practices. Management and the Board regularly review the Corporation's corporate governance policies and practices developed over the years and evaluate them against the Corporation's strategic direction and the external governance environment with the objective of ensuring that the Board's practices continue to be comprehensive, relevant, effective and transparent. Highlights of significant developments in the Corporation's corporate governance policies and practices over the last couple of years, including changes made with a view to improving Board productivity, are as follows:

  •
  completed the CGNC Committee Split such that the Board currently now has three standing committees: the Audit Committee, the CGN Committee and the Compensation Committee;
  •
  amended the CGN Committee's charter to expressly provide that the CGN Committee oversees the Corporation's approach to environmental and social responsibility matters, including environmental matters, sustainability, health and safety, responsible gaming, charitable giving, and human rights matters;

  •
  appointed Mr. Hurley as the Lead Director of the Board and implemented the Lead Director Position Description (as defined below);

  •
  adopted a Board Diversity Policy, Stock Ownership Guidelines and a Compensation Recoupment Policy;

54 | 2019 Notice & Management Information Circular

DEVELOPMENTS IN THE CORPORATION'S CORPORATE GOVERNANCE

  •
  enhanced the Corporation's environmental and social responsibility practices, initiatives, policies and programs (collectively, "ESR Matters"), including through (i) adopting of new policies such as an Enterprise-Wide Environmental Policy, (ii) amending the CGN Committee's charter to provide that the CGN Committee is responsible for overseeing the Company's approach to environmental and social responsibility matters, (iii) forming an internal, management-based taskforce to establish, assess, monitor and recommend to the CGN Committee ESR Matters, (iv) including ESR Matters as a standing agenda item at each regularly scheduled CGN Committee meeting, and (v) enhancing the Corporation's disclosure regarding ESR Matters, including through its corporate website and public filings;
  •
  in 2019 nominated an additional directors to increase the number of directors serving on the Board, which also increased the diversity of the Board's backgrounds, skill sets and demographics; and

  •
  implemented an employee satisfaction, engagement and feedback program.

2019 Notice & Management Information Circular | 55

SAY-ON-PAY

SAY-ON-PAY

Based on communications with various Shareholders and stakeholders, the Board desires to obtain Shareholder input on the Corporation's executive compensation practices so that the Board can have a better understanding of the Shareholders' priorities and perspectives with respect to the same. As such, the Corporation currently intends to introduce a say-on-pay vote at its annual general meeting of Shareholders in 2020.

CORPORATE GOVERNANCE POLICIES

The Board believes that maintaining effective corporate governance practices is an important factor that contributes to the general success of the Corporation. The Board has adopted specific policies regarding corporate governance, including, without limitation, a mandate for the Board (the "Board Mandate"), and charters for each of its committees (the "Charters"), position descriptions for the roles of Chief Executive Officer, Executive Chairman, and Lead Director (the "Position Descriptions"), a code of business conduct (the "Code of Conduct"), corporate governance guidelines (the "Guidelines") and a whistleblower policy. Copies of the Board

Mandate, Charters, Position Descriptions, Code of Conduct and Guidelines, in each case as amended from time to time, as well as such other policies that may be adopted and amended by the Corporation from time to time, may be, in each case as required by applicable law or as the Corporation otherwise determines, available on the Corporation's website at www.starsgroup.com, and the disclosure provided under this section of this Information Circular pertaining to these matters, is qualified in its entirety by reference to the full text thereof.

BOARD

Pursuant to the Board Mandate, the Board is to be constituted at all times of a majority of individuals who meet or exceed the independence requirements of the NASDAQ Stock Market LLC (the "NASDAQ Rules") and who are "independent" within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101"). The Board considers all relevant facts and circumstances in making a determination of independence for each director and, as appropriate, imposes independence requirements more stringent than those provided for by NASDAQ Rules and/or NI 58-101 to the extent required by Canadian or U.S. securities laws, including rules and policies promulgated by the U.S. Securities and Exchange Commission and the TSX. Generally, pursuant to such requirements, a director is considered "independent" of the issuer if he or she has no direct or indirect relationship with the issuer which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of the director's independent judgment, provided that if certain relationships specified in such requirements are in effect the individual is deemed to be not independent. Currently, the Board is comprised of six directors, four of whom, namely Messrs. Hurley, Lazzarato, and Goodson and Ms. Turner, are independent for the purposes of the NASDAQ Rules and NI 58-101. Messrs. Gadhia and Ashkenazi are not considered independent as each of them is an executive officer of the Corporation. Assuming that all persons proposed to be nominated for election in this Information Circular are elected at the Meeting, the Board will be comprised of seven directors, five of whom, namely, Messrs. Hurley, Lazzarato,

Goodson and Roman, and Ms. Turner, are deemed independent for the purposes of NASDAQ Rules and NI 58-101.

The Board periodically assesses the size of the Board and is of the opinion that its current size is adequate and facilitates the efficiency of its deliberations, while ensuring a diversity of opinion and experience. The Board believes that the addition of Mr. Roman will further ensure and enhance a diversity of opinion and experience on the Board. The Corporation believes that each proposed director is eager to fulfil his or her obligations and assume his or her responsibilities in the best interests of the Corporation and the Shareholders. The independent directors of the Board shall meet independently of management, including after regular and special Board meetings during the year.

In addition to the separation of the Executive Chairman and Chief Executive Officer roles and the appointment of a Lead Director as described below under "Position Descriptions – Lead Director", the Board also provides leadership for its independent directors by holding formal Board meetings, encouraging independent directors to bring forth agenda items, and providing independent directors with access to senior management and outside advisors, and granting unfettered access to information regarding the Corporation's activities. The current size of the Board facilitates this process. As of the date of this Information Circular, all committees of the Board are composed of all independent directors.

56 | 2019 Notice & Management Information Circular

DIRECTORSHIPS

DIRECTORSHIPS

Listed in the table below are the current directors and director nominees of the Corporation who serve on the boards of directors of other reporting issuers (or the equivalent, including public companies of the United States):

Name of Director or Nominee	Current Role with the Corporation	Other Current Directorships

Alfred F. Hurley, Jr.	• Director	• New Mountain Finance Corporation (NYSE: NMFC)

POSITION DESCRIPTIONS

The Corporation has adopted formal Position Descriptions for the Executive Chairman, the Lead Director, and the Chief Executive Officer.

Chair of the Board

The primary responsibility of the Chair of the Board is to provide leadership to the Board to enhance Board effectiveness, including supervising management of the Corporation and overseeing the relationships between the Board, Shareholders and other stakeholders of the Corporation.

In general, the Chair fulfills his or her responsibility by, among other things:

  (i)
  overseeing the Board's discharge of its duties and the delegation of responsibilities to Board committees,

  (ii)
  organizing and presenting the agenda for Board meetings,

  (iii)
  assisting in the Board in its oversight of the long-term business plan, strategies and policies of the Corporation and the achievement of its objectives,

  (iv)
  presiding over meetings of the Board,

  (v)
  liaising and working with Board committees,

  (vi)
  facilitating appropriate communication with management, senior officers and Shareholders,

  (vii)
  together with the Chief Executive Officer, representing the Corporation to shareholders, creditors, employees, analysts, governments and regulatory authorities, consumer groups, media, and other stakeholders, and

  (viii)
  together with the Chief Executive Officer, serving as a chief spokesperson for the Corporation. For additional detail on Mr. Gadhia's role as Executive Chairman, see "Employment Agreement of Mr. Gadhia, Executive Chairman".

Lead Director

The primary responsibility of the Lead Director is to facilitate the functioning of the Board independently of management and to facilitate the Board's exercise of independent judgement in carrying out its responsibilities when the Chair of the Board is not an "independent director". The Lead Director oversees the Board's relationship to management in order to aid in the effective functioning of the Board independent of management and to further the best interests of the Corporation.

In general, the Lead Director fulfills his or her responsibility by, among other things:

  (i)
  acting as a leader for the Board's independent directors and furthering the Board's ability to function independently of management,

  (ii)
  together with the Chair of the Board, providing input to the Chair of the CGN Committee with respect to composition and structure of the Board and Board committees, and to the Compensation Committee with respect to compensation of the Board,

  (iii)
  acting as a liaison between the Chair of the Board and the independent directors, and

  (iv)
  communicating with the Chair of the Board and senior officers of the Corporation so that they are aware of concerns of the independent directors, decisions taken during executive sessions of independent directors, and views received by the independent directors from Shareholders and other stakeholders of the Corporation.

Chief Executive Officer

The primary responsibility of the Chief Executive Officer is to lead the Corporation by providing a strategic direction for the growth and profitable operation of the Corporation.

The Chief Executive Officer will be expected, in fulfilling his or her primary responsibilities, to, among other things:

  (i)
  oversee the appropriate management of day-to-day business affairs of the Corporation and be ultimately accountable for the same,

2019 Notice & Management Information Circular | 57

POSITION DESCRIPTIONS

  (ii)
  develop and implement the Corporation's business plan and strategies,

  (iii)
  keep the Board informed in a timely and candid manner of the progress of the Corporation towards the achievement of its established goals, objectives, plans and policies, and of all material deviations from the same,

  (iv)
  identify, assess, monitor and manage the principal risks of the Corporation, including in conjunction with the Board and applicable Board committees,

  (v)
  take steps to build an effective management team,
  (vi)
  build an appropriate business control environment,

  (vii)
  foster and convey the importance of ethical practices, integrity and compliance with laws,

  (viii)
  together with the Chair of the Board, promote and maintain effective relationships with shareholders, creditors, employees, analysts, governments and regulatory authorities, consumer groups, media, and other stakeholders, and

  (ix)
  together with the Chair of the Board, serve as a chief spokesperson for the Corporation.

ORIENTATION AND CONTINUING EDUCATION

The CGN Committee is responsible for overseeing the orientation of new directors to familiarize them with the Corporation's business and operations, including the Corporation's reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies, management and the external auditors, as well as ongoing educational opportunities for all directors.

The Board believes that it is important to orient new directors to the operations of the Corporation's business and their role as a director and committee member, if applicable. To this end, management provides new members with, among other things, past board materials and other private and public documents concerning the Corporation, provides for on-site tours of its facilities and offices, and meetings with and presentations from senior executives and management regarding, among other things, the nature and operations of the business. Management also provides new directors with access to all the Corporation's background documents and records, including articles, by-laws, corporate policies (including, but not limited to, the Code of Conduct, whistleblower policy, confidentiality, disclosure & trading policy, the Board Mandate, the Charters, the Guidelines and Position Descriptions), organization structure and prior Board and committee minutes.

Each director ultimately assumes responsibility for keeping himself or herself informed about the Corporation's business and relevant developments outside the Corporation that affect its business, and for maintaining the skill and knowledge necessary to meet his or her obligations as a director. However, the Board recognizes the importance of ongoing education for directors, thus to facilitate ongoing education, members of senior management and outside speakers are periodically invited to attend Board meetings to provide updates on, among other things, business and general industry trends, governance, regulatory, and financial control matters, and to provide directors with training materials on the same. In addition, materials such as articles and publications focused on recent events impacting the industry or emerging governance, accounting or compensation issues are periodically sent to the directors. Directors are also encouraged to communicate among themselves and with management and the Corporation's auditor on an ongoing basis to further keep themselves current with industry trends and developments and changes in legislation, and to periodically visit facilities to observe the Corporation's operations first-hand. Further, the Corporation encourages its directors to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance, enterprise risk management (including cybersecurity), emerging issues relating to the operation of public company boards and related matters and has agreed to pay the cost of such courses and seminars. Each of the directors and certain members of senior management are members of the Institute of Corporate Directors ("ICD") and the Corporation pays the cost of this membership. A few of the Corporation's directors and director nominees have attended courses and programs offered by ICD. Individual directors are also encouraged to identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings. For 2019, directors are currently focusing their continuing education efforts on, among other things, environmental, social, governance and culture issues, succession planning, cybersecurity and technology, including disruptive technologies, and regulatory developments. All directors are entitled to be reimbursed for reasonable continuing education-related expenses, such as seminar registration fees and related travel expenses.

The Corporation's management ensures that the Board has timely access to the information it needs to carry out its duties. Directors receive a comprehensive package of information prior to each Board and committee meeting.

58 | 2019 Notice & Management Information Circular

ETHICAL BUSINESS CONDUCT

ETHICAL BUSINESS CONDUCT

The Corporation has adopted the Code of Conduct for its directors, officers and employees. The Corporation is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that is in compliance with applicable law, the Code of Conduct and applicable internal policies. The Code of Conduct constitutes written standards that are designed to deter wrongdoing and promote, among other things:

  (i)
  honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships,

  (ii)
  avoidance of conflicts of interest, including disclosure to the Corporation of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest,

  (iii)
  safeguarding of the Corporation's confidential information and integrity and protection of intellectual property and business information,

  (iv)
  maintaining a healthy and safe work environment that is free of discrimination and harassment,

  (v)
  protection of employee privacy and personal information,

  (vi)
  dealing responsibly with persons outside the Corporation, including compliance with anti-corruption laws and lobbying legislation, with an emphasis that compliance with laws always takes precedence over custom or social requirements,

  (vii)
  employee, officer and director understanding of the special legal and ethical considerations that apply to the provision of gifts, benefits and entertainment to public officials, and that all gifts to public officials by any employee, officer or director must first be approved by the Corporation's legal department,

  (viii)
  that the hiring of any family members of current or former public officials must first be approved by the Corporation's legal department,

  (ix)
  compliance with other applicable governmental laws, rules and regulations, and highlighting that certain jurisdictions strictly prohibit gaming companies and their employees from engaging in political activities,

  (x)
  the prompt reporting to a supervisor, director or officer (or if appropriate, to the appropriate authorities) of violations of the Code of Conduct, and providing that reports of violations or possible violations of the Code of Conduct can be made anonymously through the Corporation's whistleblower hotline, and
  (xi)
  accountability and responsibility by all directors, officers and employees for adherence to the Code of Conduct.

The Corporation monitors compliance with the Code of Conduct and recommends disclosures as and when appropriate and required in accordance therewith. In addition, the Corporation reviews the Code of Conduct with a view of complying with all applicable rules and regulations, receiving reports from management with respect to compliance with the Code of Conduct when necessary and appropriate, and satisfying itself that management has established a system to disclose the Code of Conduct (and any amendments thereto) to the extent required. The Corporation monitors compliance with the Code of Conduct by, among other things, reserving the right to audit such compliance and through the Corporation's existing "whistleblower" policy, which provides a procedure for the submission of information by persons relating to, among other things, possible violations of the Code of Conduct. In addition to the Code of Conduct, The Stars Group has adopted a number of other policies and practices related to appropriate business conduct, including, without limitation, an Anti-Bribery Policy and Anti-Fraud Policy for all employees, directors and officers of the Corporation.

On August 9, 2018, The Stars Group amended its Code of Conduct. The substantive amendments made to the Code of Conduct: (a) contemplate that one or more of The Stars Group's subsidiaries also may have their own separate code of business conduct or ethics applicable to an individual and (b) include new or additional detail about certain matters such as reporting of concerns, human rights, safe working environment, anti-discrimination, conservation and environmental protection, cyber security and supplier compliance with the Code of Conduct. The Code of Conduct is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Corporation's website at www.starsgroup.com.

Moreover, The Stars Group has an independent compliance committee appointed by the Board (the "Compliance Committee") comprised of current and/or former independent directors and external advisors, including former regulators, law enforcement and regulatory professionals. Mr. Goodson currently serves as the Board liaison to the Compliance Committee and regularly reports to the Audit Committee and Board on the Compliance Committee's activities. The Compliance Committee is charged with overseeing all aspects of compliance with gaming regulatory and other corporate compliance matters. The Compliance Committee strives to ensure the good character, honesty and integrity of The Stars Group, its subsidiaries and employees, and that it conducts its business affairs in an honest, moral and ethical fashion and in compliance with applicable laws, rules, regulations and other conditions imposed by applicable gaming and related

2019 Notice & Management Information Circular | 59

ETHICAL BUSINESS CONDUCT

regulatory authorities. The Compliance Committee also strives to protect The Stars Group's reputation and prevent it from taking any action that could jeopardize its existing licenses and approvals or its ability to obtain any additional licenses or approvals. The members of the Compliance Committee are listed on the Corporation's website at www.starsgroup.com.

The Compliance Committee meets regularly with senior members of management and the Corporation's general counsel's office, as applicable, to conduct reviews of the activities of the Corporation and to provide guidance and approvals on critical compliance matters of the Corporation, including but not limited to applications for new gaming licenses, certain actions with respect to existing gaming licenses and proposed business partners of the Corporation. The Compliance Committee also receives periodic reports on matters such as the Corporation's anti-money laundering, responsible gaming and third-party due diligence efforts.

NOMINATION OF DIRECTORS AND SUCCESSION

The CGN Committee is responsible for, among other things, identifying, recruiting and recommending to the Board qualified nominees for election as directors of the Corporation, reviewing the size of the Board from time to time and reviewing on an annual basis the competencies, skills and personal qualities of each existing director, and those competencies, skills and personal qualities that are required of directors in order to add value to the Corporation in light of the opportunities and risks facing the Corporation, the Corporation's proposed strategy, the independence of the Board and the Corporation's other corporate governance guidelines and policies. See also below under "Assessments".

In considering potential nominees for election as directors, the CGN Committee considers a number of factors, including those set out above, together with the independence, background, gender, employment and qualifications of potential nominees and the alignment of such potential nominees' competencies, skills and personal qualities with the Corporation's needs. To facilitate this process, the CGN Committee maintains a skills matrix that helps it and the Board identify any gaps in the skills and competencies considered most relevant for the Corporation. See above under "A. Election of Directors – Director Skills Matrix". In conjunction with the Board, the CGN Committee maintains an evergreen list of potential Board nominees. The Board, including the Executive Chairman and Chief Executive Officer, and external professional search organizations regularly identify additional candidates for consideration by the CGN Committee. Over the past few years, the Board has engaged an external recruitment firm specializing in director recruitment to assist with the recruitment process. The CGN Committee recommends to the Board a proposed list of nominees for election as directors by the Shareholders in connection with each meeting of Shareholders at which directors are to be elected.

The Corporation's Corporate Governance Guidelines provide that no person shall be appointed or elected as a director after reaching age 75. However, the Board has decided not to adopt term limits for the directors, believing that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, increased insight of the Corporation and therefore can be expected to provide an increasing contribution to the Board. The

Board recognizes the value of some turnover in Board membership and the CGN Committee is mandated to annually consider and recommend changes the composition of the Board, including by taking into account director tenure.

To limit the chances that the Corporation's operations suffer from a talent gap, succession planning is reviewed at least annually and implemented continuously to facilitate talent renewal and smooth leadership transitions. Furthermore, the Corporation aims to leverage succession planning as a tool to make progress on the diversity of its management team, including with respect to gender and ethnicity.

The CGN Committee is also responsible for reviewing, with the Executive Chairman and the Chief Executive Officer, succession plans relating to the Executive Chairman, Chief Executive Officer and certain other executive management positions. The CGN Committee identifies and reviews at least annually the skills, experiences and attributes it believes are required of individuals in certain executive management positions, including the Chief Executive Officer, taking into consideration the Corporation's global business strategies, opportunities and challenges, and discusses selection criteria for successor candidates based on those considerations. Additionally, the CGN Committee is responsible for overseeing certain of the risks and exposures associated with management succession planning.

Specifically, the CGN Committee reviews and discusses succession plans for the Executive Chairman, Chief Executive Officer and certain executive management positions in normal transition and emergency situations. As part of the process, the CGN Committee and executive management identify high potential individuals within the Corporation that satisfy its selection criteria for additional responsibilities, new positions, promotions, or similar assignments to expose them to diverse operations within the Corporation over various time horizons, with the goal of developing well-rounded, experienced and discerning senior leaders. The Executive Chairman, Chief Executive Officer and certain members of executive management also provide the CGN Committee with an assessment of persons, both within and outside the Corporation, considered potential successors to certain management positions.

60 | 2019 Notice & Management Information Circular

NOMINATION OF DIRECTORS AND SUCCESSION

Where a talent gap is observed, a development plan is established to identify and develop potential successors. Individualized development plans may include lateral movements to diversify exposure, leadership training, mentoring and other special programs. The Board has several opportunities over the course of the year to become familiar with potential successors for key management positions through various means, including performance reviews, presentations to the Board, and informal meetings and discussions. The Board also has access to external consultants as needed.

As previously disclosed, in January 2018 the Corporation entered into the Nominee Agreement with Mr. Tang Hao and his affiliated entity Discovery Key Investments Limited, pursuant to which Mr. Tang appointed Mr. Melvin Zhang as his nominee to be an observer to the Board. See "Business of the Meeting – Election of Directors – Appointment of Observer to the Board".

BOARD MANDATE

The Board is responsible for the stewardship of the business and affairs of the Corporation, including, without limitation, the appointment of management, strategic planning, monitoring of financial performance, financial reporting and risk management.

The Board is responsible for, among other things:

  (i)
  approving the appointment of the Chief Executive Officer and all other executive officers, and approving their compensation,

  (ii)
  satisfying itself as to the integrity of the management team and that they create a culture of integrity throughout the Corporation,

  (iii)
  approving its composition and size, selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee Charters and director compensation, and

  (iv)
  reviewing, questioning and approving the mission of the Corporation and its strategy, objectives and goals.

In addition, the Board is responsible for:

  (i)
  monitoring the Corporation's performance and progress towards its strategic and operational goals,
  (ii)
  overseeing the identification and management of the Corporation's principal business risks,

  (iii)
  promoting ethical business practices and approving and monitoring compliance with significant policies, procedures and programs,

  (iv)
  fostering and conveying the importance of ethical practices, integrity and compliance with laws,

  (v)
  overseeing communications with Shareholders, other securityholders, employees, financial analysts, governments, regulatory authorities, media and other stakeholders, including the Canadian and international communities,

  (vi)
  overseeing the accurate, timely and complete disclosure and reporting of all financial and other information or developments that have a significant and material impact on the Corporation,

  (vii)
  overseeing the Corporation's internal controls and management information systems, and

  (viii)
  overseeing succession planning for the Board, orientation and educational opportunities for directors and the regular assessment of the effectiveness of the Board as a whole, the chair of the Board, each committee, the chair of each committee and each individual director.

COMPENSATION

In addition to the items listed above under "Statement of Corporate Governance Practices – Nomination of Directors and Succession", the Board, after reviewing recommendations of the Compensation Committee, is responsible for approving executive and director compensation, including with respect to: (i) compensation of the Corporation's Executive Chairman, Chief Executive Officer and other members of senior management, and (ii) compensation disclosure in the annual report on executive compensation for inclusion in the

Corporation's management information circular. The Compensation Committee has authority to retain independent compensation advisors and considers the independence of its external compensation advisors. Refer to section "Statement of Executive Compensation – Compensation Discussion and Analysis" for additional details regarding the role and activities of the Compensation Committee.

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OTHER BOARD COMMITTEES

OTHER BOARD COMMITTEES

The Board has three standing committees: the Audit Committee, the Compensation Committee and the CGN Committee. The Board has established these committees to assist it in fulfilling its mandate and to satisfy various regulatory obligations. The Board oversees the establishment and operation of all its committees and the appointment, compensation and conduct of their members. In addition to these regular committees, the Board may appoint ad hoc or special committees periodically to address certain issues, including those for which it is necessary or desirable to be comprised of independent directors, as well as form additional standing committees in the future as it deems necessary. For example, in 2016 the Board established the previously disclosed special committee of independent directors to consider a proposed acquisition of the Corporation and to conduct certain internal reviews, and in 2018 a special committee of independent directors (the "2018 Special Committee") to consider the Acquisitions. Refer to section "Audit Committee Information" for a description of the function of the Audit Committee.

ASSESSMENTS

The CGN Committee is responsible for an annual assessment of the overall performance and effectiveness of the Board and each committee, the Executive Chairman, each committee chair and each director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement and to continuously assess and improve the skills, qualities and experience necessary to be an effective member of the Board or to qualify as a potential Board nominee. This process takes into consideration:

  (i)
  the solicitation and receipt of comments and feedback from directors, including through written questionnaires and applicable discussions in and out of Board meetings,

  (ii)
  the Board Mandate, Position Descriptions and Corporate Governance Guidelines,

  (iii)
  the Charters, and

  (iv)
  the performance of each individual director.

The CGN Committee considers the performance of directors in determining whether to recommend that they be nominated for re-election. To assist the CGN Committee in this process, it requires the completion of extensive annual director and officer questionnaires and annually conducts a formal evaluation of the performance and effectiveness of the Board, each Board committee and each committee chair through the mandatory completion of additional assessment questionnaires, including applicable peer reviews and evaluations. The CGN Committee reviews the responses provided in the director and officer questionnaires and evaluates the final results of the performance and effectiveness assessments, which are compiled confidentially by outside counsel and includes summaries of the results and identifies strengths and areas for improvement. The chair of the CGN Committee shares this information with the Board and an in-camera Board session is held to consider the same. The chair of the CGN Committee also reviews with each director on a one-on-one basis his or her peer review and evaluation results. Any priorities, action items or issues arising from the assessment or peer reviews are identified, an action plan is developed and progress is monitored throughout the year with oversight on that process by the CGN Committee.

Based on the 2018 annual assessment, the CGN Committee has prioritized, among other things, the following skills and attributes when searching for and evaluating potential director candidates: (i) gender diversity, (ii) geographic representation in Canada, (iii) technology experience, (iv) industry knowledge and (v) government relations and regulatory experience.

DIVERSITY AND INCLUSION

The Corporation values the benefits diversity can bring to the Board, its executive management team and its workforce overall, including diversity of personal characteristics such as age, gender, character, geographic residence, business experience (including financial skills and literacy), functional expertise, demonstrated leadership, educational backgrounds, stakeholder expectations and culture. The Corporation believes that board and workforce diversity promotes the inclusion of different perspectives and ideas, and ensures that the Corporation has the opportunity to benefit from all available talent. The Corporation has adopted a written diversity policy (the "Diversity Policy") that makes diversity of the Board one of the criteria for the CGN Committee to consider in recruiting and recommending directors for election. The Diversity Policy provides that the Corporation aspires to attain by its annual meeting in 2022, and thereafter maintain, a Board composition in which at least 25% of the directors are women. The Diversity Policy specifies that in identifying and nominating directors, the CGN Committee and the Board shall consider the need to increase the number of women directors on the Board to meet the Corporation's goal.

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DIVERSITY AND INCLUSION

The CGN Committee annually assesses the skills, experience, knowledge and background of its directors in light of the needs of the Board and the Diversity Policy, including the extent to which the current composition of the Board reflects a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. From time to time, the CGN Committee obtains advice from external, independent advisors on matters involving directors, including director mix and diversity. The CGN Committee is committed to a merit-based system for Board composition, which requires a diverse and inclusive culture where directors believe that their views are heard, their concerns are attended to and they serve in an environment where bias, discrimination and harassment on any matter is not tolerated. When identifying suitable candidates for appointment to the Board, the CGN Committee will consider candidates on merit against objective criteria and the needs of the Board and will consider the need to increase the number of women directors on the Board to meet the Corporation's goal. When recruiting new candidates for appointment, search protocols go beyond the networks of existing Board members and incorporate diversity, including identification of female candidates, as a component. Any search firm engaged to assist the Board or the CGN Committee in identifying candidates for appointment to the Board shall be directed to include women candidates, and women candidates will be included in the Board's evergreen list of potential Board nominees. The CGN Committee reviews the Diversity Policy annually and assesses its effectiveness in promoting a diverse Board that includes an appropriate number of women directors.

Currently, the Board includes one female director, representing 16 2/3% of the Board. In addition, the Board includes one director who is a member of a visible minority, also representing 16 2/3% of the Board, and the observer to the Board is a member of a visible minority. The Board is actively continuing to seek to identify suitable director candidates to increase the Board's diversity, including by increasing the number of female directors serving on the Board to achieve its goal of having women comprise at least 25% of the Board. The Board has encountered several challenges while searching for suitable director candidates. Many companies in the online gaming, interactive entertainment or technology industries employ more men than women. This is particularly evident in technical roles and at senior levels. Because fewer women fill these roles, it is generally more difficult to find female directors with the requisite skill set, experience and background. In addition, as a Canadian incorporated and resident company, the Corporation strives to have as many Canadian directors as possible. This further limits the potential pool of qualified female candidates. The Corporation has also entered into the Nominee Agreement. See "Business of the Meeting – Election of Directors – Appointment of Observer to the Board".

At the workforce level, the Corporation has been focused on finding talent to grow and expand its business. It has focused on recruiting and retaining executive and other talent needed to develop and implement the Corporation's strategy, objectives and goals. The Corporation believes that maintaining a diverse and engaged workforce can help mitigate risks related to low employee productivity, employee turnover and lawsuits regarding discrimination or harassment. Women represent approximately 29% of the Corporation's workforce as of April 12, 2019. Although the Corporation has two women in key senior management positions, currently none of the Corporation's executive officers are women, and as of the date of this Information Circular it has not adopted a target for female executive officers. The Corporation has identified a need to increase the number of women employees in the organization and to include diversity, including gender diversity, in its talent management programs, particularly for its senior management. As a result, the Corporation has begun identifying and reporting to senior management and the CGN Committee on the diversity of its workforce with a view to identifying diversity gaps, workplace policies to better recruit and retain female and minority employees and the Corporation's progress in increasing the number and proportion of female and minority officers and executive officers. The Corporation continuously evaluates its recruitment, development and retention practices, activities and initiatives to ensure that they help increase diversity and inclusion. For instance, the Corporation has revised its diversity statement on its career webpages and is currently providing periodic diversity and inclusion training for its workforce, including its hiring managers and talent teams. The Corporation is also in the process of reviewing certain of its tests, questionnaires and role profiles used in the recruitment process to ensure they are not biased or exclusionary in nature.

RISK OVERSIGHT

The Board oversees and monitors the principal risks of the Corporation's business and ensures that appropriate systems are implemented to effectively monitor and manage such risks. While the full Board has overall responsibility for risk oversight, the Board has delegated responsibility related to certain risks to the Audit Committee, the Compensation Committee, and the CGN Committee.

The Audit Committee is responsible for, among other things, overseeing management of risks related to auditing and accounting, including the Corporation's financial statements and financial reporting process, internal and external audit, enterprise risk management, privacy, data and cyber security, and other financial, operational, business continuity, legal and regulatory, and

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RISK OVERSIGHT

reputational risks. It also periodically reviews the Corporation's major financial risk exposures (including foreign exchange and interest rate) and management's initiatives to control such exposures, including the use of financial derivatives and hedging activities. In addition, the Audit Committee monitors and assesses the adequacy of management's risk management decisions, practices and activities, as well as management's responses to any risk-related reports.

The Compensation Committee is responsible for reviewing, assessing, approving, and recommending compensation payable to certain designated employees and directors, and reviewing and overseeing the adoption and administration of compensation and incentive plans. In conducting its activities, the Compensation Committee continuously considers whether the Corporation's compensation policies and practices create actual or potential material risks to the Corporation, and if so, how to reduce or otherwise mitigate those risks.

The CGN Committee is responsible for overseeing and assessing the functioning of the Board and its committees, developing, recommending, implementing and assessing effective corporate governance principles and practices, considering and periodically recommending candidates nominated for appointment or election to the Board, and overseeing the Corporation's ethical, corporate social responsibility and environmental risks. In conducting its activities, the CGN Committee continuously considers whether the Corporation's corporate governance and nomination policies and practices create actual or potential material risks to the Corporation, and if so, how to reduce or otherwise mitigate those risks.

As cybersecurity risk is a significant risk to the Corporation and the industry generally, the Board and the Audit Committee periodically review the Corporation's updated cybersecurity risk management policies and procedures and response plans, including disaster recovery, backup and redundancy plans. In addition, the Audit Committee reviews, discusses with management and assesses (including Board recommendations, as necessary) the Corporation's privacy and cybersecurity risk exposures, including, among others:

  (i)
  the potential impact of those exposures on Corporation's business, operations and reputation;

  (ii)
  the steps management has taken to monitor and mitigate such exposures across all functions and the Corporation's connections with third parties and its cybersecurity insurance coverage;

  (iii)
  the Corporation's information governance and cybersecurity policies and programs and management's efforts to build a culture of sensitivity to cybersecurity concerns;

  (iv)
  security breach incidence reports and incident response protocols, including crisis management and disaster recovery plans;

  (v)
  the Corporation's disclosures regarding cybersecurity risks,

  (vi)
  the Corporation's cybersecurity strategy, including the allocation of its resources to management of cybersecurity risks; and

  (vii)
  major legislative and regulatory developments that could materially impact the Corporation's privacy and cybersecurity risk exposure.

Board members receive periodic education on cybersecurity threats and the implications of the same, including from management and outside advisors, and reports from management on, among other things, the foregoing matters.

SHAREHOLDER ENGAGEMENT

See "Compensation Discussion and Analysis – Shareholder Engagement " above.

ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

The Corporation has adopted a number of policies and practices that highlight its commitment to ESR Matters and that seek to promote sustainability in the operation of its business. These policies and practices are built on a foundation of transparency, governance, and ethics, and create value for the Corporation and its stockholders by helping it mitigate risks, reduce costs and build brand value. The Corporation is committed to the socially, ethically and environmentally responsible operation of its business and has undertaken initiatives to reduce its environmental impact, ensure a healthy and safe workplace, safeguard its and its customer's data, and promote supply chain responsibility, diversity and inclusion. The

Corporation enforces a number of related policies in its workplace, and encourages its suppliers and business partners to adhere to these or similar requirements and to promote these values. The Corporation constantly strives to identify areas of future opportunity or development with respect to its practices and those of its supply chain.

Additional information about the Corporation's ESR Matters can be found on the "Our Responsibility" page of the Corporation's website, www.starsgroup.com.

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AUDIT COMMITTEE INFORMATION

PURPOSE

The Audit Committee is established to fulfil applicable public company obligations respecting audit committees and to assist the Board in discharging its oversight responsibilities with respect to financial reporting to ensure the transparency and integrity of the Corporation's published financial information. The Audit Committee's responsibilities include overseeing:

  (i)
  the integrity of the Corporation's financial statements and financial reporting process, including the audit process and the Corporation's internal controls over financial reporting, disclosure controls and procedures, and compliance with other related legal and regulatory requirements,

  (ii)
  the qualifications, independence, retention, compensation and work of the Corporation's external auditors,

  (iii)
  the work of the Corporation's financial management, internal auditors and external auditors,

  (iv)
  enterprise risk management, privacy and cybersecurity and information security, and to monitor the same, and

  (v)
  the auditing, accounting and financial reporting process generally.

The Audit Committee is also responsible for pre-approving all non-audit services to be provided by the Corporation's independent external auditor, procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Corporation and its subsidiaries of concerns regarding questionable accounting or auditing matters and for any additional matters delegated to the Audit Committee by the Board.

In addition, the Audit Committee is responsible for reviewing, discussing with management and assessing the Corporation's privacy and cybersecurity risk exposures, including, among other things, the potential impact of the same, steps management has taken to monitor and mitigate the same, the Corporation's governance and cybersecurity policies and programs, and its cybersecurity strategy.

The Audit Committee has the right, for the purposes of performing its duties, to maintain direct communication with the Corporation's external auditor and the Board, to inspect all books and records of the Corporation and its subsidiaries, to seek any information it requires from any employee of the Corporation and its subsidiaries or the chairperson or other designated member of the Compliance Committee, and to retain independent outside counsel or other advisors.

The Audit Committee is required to be comprised of a minimum of three directors, each of whom must be "independent", "financially literate" (within the meaning of the applicable Canadian securities laws) and otherwise qualified within the meaning of applicable securities law and the rules of any applicable stock exchange. At least one member of the Audit Committee must be financially sophisticated (within the meaning of the applicable NASDAQ Rules) and at least one member must qualify as an "audit committee financial expert" (within the meaning of the applicable rules of the U.S. Securities and Exchange Commission). A member who is an "audit committee financial expert" is presumed to qualify as "financially sophisticated". The Audit Committee meets regularly and as often as it deems necessary to perform the duties and discharge its responsibilities in a timely manner, but is required to meet at least four times a year. The Audit Committee is also required to hold unscheduled or regularly scheduled meetings, or portions thereof, at which management is not present. The Audit Committee also conducts a self-evaluation at least annually to determine whether it and its members are functioning effectively, and reports its conclusion to the Board.

AUDIT COMMITTEE CHARTER

The current Audit Committee Charter was adopted on January 25, 2019. The full text of the Audit Committee Charter is available on the Corporation's website at www.starsgroup.com, and the disclosure provided under this section of this Information Circular, i.e., "Audit Committee Information", is qualified in its entirety by reference to the full text thereof.

COMPOSITION

The Audit Committee is currently composed of Messrs. Lazzarato and Hurley and Ms. Turner, each of whom is "independent" and

"financially literate". Mr. Lazzarato is the "audit committee financial expert" and is "financially sophisticated".

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RELEVANT EDUCATION AND EXPERIENCE

RELEVANT EDUCATION AND EXPERIENCE

Each member of the Audit Committee has an understanding of the generally accepted accounting principles applicable to the Corporation, i.e., International Financial Reporting Standards (as issued by the International Accounting Standards Board), and has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

All three members of the Corporation's Audit Committee serve or have served on a number of other boards of directors and have acquired financial education and/or experience that would result in them being qualified as set forth above.

Name of Director	Relevant Financial Education and Experience	Other Current Public Company Directorships

David Lazzarato

•

Chair of Hamilton Health Sciences' audit committee

•

Former Chair of Yellow Pages Limited's audit committee

•

Former chair of LED Roadway Lighting's audit committee

•

Former Chief Financial Officer of Allstream Inc. (formerly, AT&T Canada Inc.) and Alliance Atlantis Communications Inc.

•

Chartered Accountant and FCA

• None

Mary Turner

•

Chair of Canadian Tire Jumpstart Charities' audit committee

•

Member of Niagara College Audit Committee

•

Former President and CEO of a subsidiary of Canadian Tire Corporation (TSX: CTC)

•

Former Vice President of Accounting and Operations of Canadian Tire Corporation (TSX: CTC)

•

Former partner at Deloitte & Touche (now Deloitte LLP)

•

Chartered Accountant and FCA

• None

Alfred Hurley

•

Member of New Mountain Finance Corporation's audit committee

•

Member of Merrill Corporation audit committee

•

Member of Ligado Networks Corporation's audit committee

•

Former Vice Chairman and Chief Risk Officer of Emigrant Bank and Emigrant Bancorp and Chairman of their credit and risk management committee

•

Member of TSI Holdings' audit committee

• New Mountain Finance Corporation (NYSE: NMFC)

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established a practice of pre-approving all audit, audit-related, non-audit, tax and certain other services provided by the external auditor, in each case in compliance with applicable rules and guidance on the qualification and independence of external auditors. This practice is also set forth in a pre-approval policy adopted by the Audit Committee. In accordance with the Audit Committee's pre-approval practice and policy, before the Corporation or any of its subsidiaries engages the external auditor to render a service, the engagement must be either (i) specifically approved by the Audit Committee, or (ii) entered into pursuant to the pre-approval policy. This is intended to ensure, among other things, that the provision of such services does not impair the external auditor's independence. The Audit Committee has delegated to its Chairman, Mr. Lazzarato, the authority,

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PRE-APPROVAL POLICIES AND PROCEDURES

between regularly scheduled meetings of the Audit Committee, to pre-approve such services to the extent they were not previously presented at a meeting of the Audit Committee. All such pre-approvals by the Chairman of the Audit Committee are reported by him at the next meeting of the Audit Committee following the pre-approval. The Audit Committee may not delegate to management the Audit Committee's responsibilities to pre-approve services performed by the external auditor.

EXTERNAL AUDITOR SERVICE FEES

The Corporation's current independent external auditor is Deloitte.

The aggregate fees billed by Deloitte and all its affiliates for the fiscal years ended December 31, 2018 and 2017, respectively, were as follows:

Description	2018	2017

Audit Fees(a)	$6,020,000	$4,908,000

Audit-Related Fees(b)	$2,700,000	$149,000

Tax Fees and Tax Compliance and Advisory Services(c)	$960,000	$358,000

All Other Fees(d)	$107,000	$15,000

Notes:

(a)
"Audit Fees" means the aggregate fees billed by the Corporation's independent external auditor for audit services related to the annual financial statements of the Corporation and its consolidated subsidiaries, and for services provided in connection with statutory and regulatory filings or similar engagements. In addition, audit fees include the aggregate fees billed by the Corporation's independent external auditor for review services related to the interim financial statements of the Corporation and its consolidated subsidiaries, as well as the cost of translation of various continuous disclosure documents of the Corporation.

(b)
"Audit-Related Fees" means the aggregate fees billed for assurance and related services by the Corporation's independent external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported as "Audit Fees", including, without limitation, other attest services not required by statute or regulation.

(c)
"Tax Fees" and "Tax Compliance and Advisory Services" means the aggregate fees billed for professional services rendered by the Corporation's external auditor for tax compliance, tax advice, tax planning and assistance with various other tax related questions.

(d)
"All Other Fees" means the aggregate fees billed in the applicable fiscal year for products and services provided by the Corporation's independent external auditor other than the services reported under clauses (a), (b) and (c), above.

The aggregate fees billed by Deloitte and all its affiliates for the fiscal year ended December 31, 2018 increased over those billed for the prior fiscal year primarily due to the Acquisitions, the financing in connection with the SBG Acquisition and other financing-related activities in connection with the Australian Acquisitions.

RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Under the Business Corporations Act (Ontario), a registered holder or beneficial owner of Common Shares that will be entitled to vote at the next annual meeting of Shareholders may submit to the Corporation, before March 16, 2020, a proposal in respect of any matter to be raised at such meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov under the Corporation's profile. Copies of the Corporation's latest consolidated audited financial statements and any interim consolidated financial statements as well as any management's discussion and analysis thereon are also available on request from the Secretary of the Corporation.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website at www.starsgroup.com as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group's press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

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APPROVAL OF THE INFORMATION CIRCULAR

APPROVAL OF THE INFORMATION CIRCULAR

The content and transmission of this Information Circular have been approved by the Board.

Toronto, Ontario, April 12, 2019.

Executive Chairman of the Board of Directors

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www.starsgroup.com